FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor Limited ABN 62 000 017 372

Notice of Annual General Meeting 2005

Notice is hereby given that the 69th Annual General Meeting of the Company will be held in the Savoy Ballroom of the Grand Hyatt Melbourne, 123 Collins Street, Melbourne at 11.00am on Thursday 27 October 2005.

Business

1.     Financial Statements and Reports

To receive and consider the Financial Report and the Reports of the Directors and the Auditors in respect of the year ended 30 June 2005.

2.     Election of Directors

(a)   In accordance with Rule 50 of the Company’s Constitution the following two Directors, having been appointed to the Board since the last Annual General Meeting and being eligible, offer themselves for election:

(i)    J.G. (John) Thorn; and

(ii)   K.N. (Ken) MacKenzie.

(b)   E.J.J. (Ernest) Pope offers himself for election as a Director.

The following two Directors retire by rotation in accordance with the Company’s Constitution and do not offer themselves for re-election:

(i)    E.A. (Elizabeth) Alexander; and

(ii)   D.C.K. (Charles) Allen.

3.      Issue of Options and Performance Rights to Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

“That the Company approves the acquisition by the Managing Director and Chief Executive Officer, Mr K.N. MacKenzie, of options and performance rights to acquire ordinary shares in the capital of the Company in accordance with the terms set out in the Explanatory Notes accompanying this Notice of Annual General Meeting and any issue of ordinary shares upon the exercise of those options and performance rights.”

4.     Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the Company (included in the Report of the Directors) for the year ended 30 June 2005 be adopted.”

Please note that the vote on this resolution is advisory only and does not bind the Directors or the Company.

Notes

For the purpose of voting at the meeting, the Directors have determined that all shares of the Company are taken to be held by the persons who are registered as holding them at 7.00pm (AEST) on Tuesday 25 October 2005. The entitlement of members to vote at the meeting will be determined by reference to that time.

A proxy form accompanies this Notice of Annual General Meeting. A member who is entitled to attend and vote at the meeting is entitled to appoint no more than two proxies (who need not be members of the Company) to attend and vote in their place.

A single proxy exercises all voting rights. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Amcor Share Registry, or the member may copy the enclosed proxy form.  A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s voting rights, the rights are deemed to be 50% each. Fractions of votes are to be disregarded. Where two proxies are appointed, neither may vote on a show of hands.

Proxy forms must be received by the Amcor Share Registry at Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067, Australia or by facsimile to (03) 9473 2555  within Australia or +61 3 9473 2555  from outside Australia or at the Company’s registered office by 11.00am (AEST) on Tuesday 25 October 2005.  Proxy forms received after that time will be invalid.

A member or proxy which is a corporation and entitled to vote may appoint an individual to act as its representative. Evidence of the appointment of a representative must be in accordance with the Corporations Act and lodged with the Company before the meeting or at the registration desk on the day of the meeting.

If any instrument (including an appointment of corporate representative or proxy form) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company.

By order of the Board.

J F McPherson

Company Secretary

Melbourne

25 September 2005

Explanatory Notes

Business

Resolution 1

Financial Statements and Reports

The Financial Report of the Company and its controlled entities for the year ended 30 June 2005 and the Reports of the Directors and the Auditors are set out in the 2005 Full Year Financial Report – Concise and Financial.

Resolution 2

Election of Directors

Summary biographical data of John Thorn, Ken MacKenzie and Ernest Pope, who offer themselves for election, are set out below.

J.G. (John) Thorn FCA

Independent Non-Executive Director

A partner with PricewaterhouseCoopers for over 20 years, serving major local and international companies.  National Managing Partner of the Australian firm of PWC since 2001, retiring from that position in September 2003. Extensive global experience, in particular in the Asia Pacific region, in audit, accounting, corporate governance and international management groups. Director of Caltex Australia Limited (since June 2004), National Australia Bank Limited (Audit Committee Chairman) (since October 2003) and Salmat Limited (since September 2003). Chairman Audit and Compliance Committee (since February 2005) and member of the Nomination Committee. Director since December 2004.

K.N. (Ken) MacKenzie BEng

Managing Director and Chief Executive Officer

Extensive experience across all major packaging business segments in the Americas, Australia, Asia and Europe.  Joined Amcor 1992. Former positions: Group Managing Director, Amcor Rentsch and Closures 2001-2005; Group General Manager Amcor Flexibles Australasia 1999-2001; General Manager Corporate Sales and Marketing, Amcor Containers Packaging 1997-1999; Senior Finance and Operational roles, Amcor PET Packaging North America 1992-1997; Prior to joining Amcor, Manager Manufacturing Strategy Practice, Accenture 1987-1992. Member of Executive, Nomination and Human Resources Committees. Appointed Managing Director & CEO July 2005.

E.J.J. (Ernest) Pope BSc

Proposed Independent Non-Executive Director

Extensive experience in the international food industry.  Currently Chairman of Golden Circle Limited and a director of Alesco Limited. Recently retired from the Nestlé Group after 38 years in the food industry. Roles at Nestlé included President and Chief Executive Officer of Nestlé Purina for the Asia-Pacific, Africa and Middle East region and Managing Director of Nestlé Australia Ltd and other senior international executive positions based in Switzerland, New Zealand, the U.S.A. and the Philippines. He is a past Director of Southcorp Limited, The Grocery Manufacturers of Australia and a founder and past Director of the Australian Food and Grocery Council.

Resolution 3

Issue of Options and Performance Rights to the Managing Director

Background

When the Board approved the appointment of the Company’s new Managing Director and Chief Executive Officer, Mr Ken MacKenzie in early May 2005, the Board agreed to grant 750,000 options and 300,000 performance rights to Mr MacKenzie as part of his remuneration package.

ASX Listing Rule 10.11 provides that a company may not issue shares, options or other forms of “equity securities” to a director without shareholder approval.  In addition, if shareholder approval is given in accordance with ASX Listing Rule 10.11, approval is not required for the purposes of ASX Listing Rule 7.1 (which imposes a 15% limit on the number of equity securities that a company may issue without shareholder approval).

Although approved in-principle by the Board at the time of the CEO’s appointment, the grant of the options and performance rights is subject to the prior approval of the Company’s shareholders and is the subject of Resolution 3.

If Resolution 3 is approved by the Company’s shareholders, the options and performance rights will be granted to Mr MacKenzie on or before 27 November 2005.

Any funds received by the Company in connection with the exercise of the options or the performance rights will be used by the Company for general corporate purposes.

The terms of issue of the options and the performance rights are set out below.

Terms of Issue

1.             Options and Performance Rights

1.1           Each option (an Option) carries the right, upon exercise and payment of the exercise price of A$6.78, to the issue or transfer of one fully-paid ordinary share in the capital of the Company (a Share) (subject to adjustment in accordance with these terms of issue).

1.2           Each performance right (a Right) carries the right, upon exercise, to the issue or transfer of one Share (subject to adjustment in accordance with these terms of issue).

2.             Issue to CEO

2.1           Subject to receiving the approval of the Company’s shareholders in accordance with ASX Listing Rule 10.11, the Company will issue 750,000 Options and 300,000 Rights to Mr Ken MacKenzie (the CEO).

2.2           The Options and Rights will be issued in three equal tranches (each, a Tranche).  Each Tranche will comprise 250,000 Options and 100,000 Rights, and will:

(a)           be subject to the performance conditions described in these terms of issue;

(b)           have separate vesting periods; and

(c)           have separate expiry dates.

The vesting periods and expiry dates for each Tranche are set out in the following table:

Tranche	Vesting Period	Expiry Date

1	1 October 2006 – 31 October 2008	30 September 2009

2	1 October 2007 – 31 October 2009	30 September 2010

3	1 October 2008 – 31 October 2010	30 September 2011

3.             Total Shareholder Return (TSR) performance condition and vesting

3.1           Subject to clauses 3.2, 3.3 and 3.8, the Options and Rights in each Tranche may only be exercised if the Average Amcor TSR (see clause 3.4) on the first day of any calendar month during the vesting period applicable to that Tranche (as set out in the table in clause 2.2) (each a Determination Date) exceeds the Average Comparator TSR (see clause 3.4) on that Determination Date.  If the Average Amcor TSR on a Determination Date exceeds the Average Comparator TSR on that Determination Date, the Options and Rights in that Tranche:

(a)           will become vested on the sixteenth business day after that Determination Date (the Vesting Date); and

(b)           may be exercised on and from the first trading day immediately after the Vesting Date until 5.00pm on the expiry date relating to that Tranche as set out in the table in clause 2.2 (subject to lapse in accordance with these terms of issue).

The Company will calculate the Average Amcor TSR and the Average Comparator TSR on each Determination Date on the sixteenth trading day after that Determination Date, and notify the CEO of those calculations on that day.

3.2           Where the CEO ceases to be employed by the Company or any of its related bodies corporate as a result of retrenchment, redundancy, business restructure, total and permanent disablement or death (an Involuntary Cessation), the Board of Directors of the Company (the Board) may, in its discretion, determine in relation to the Options and Rights in a Tranche which at the time of the Involuntary Cessation have not yet vested in accordance with clause 3.1 or 3.3 that some or all of those Options and Rights will become vested at the time of the Involuntary Cessation.

3.3           Where:

(a)           a takeover bid is made for the Company and the Board recommends acceptance by the Company’s shareholders;

(b)           a Court orders that a meeting of shareholders of the Company be held to consider a scheme of arrangement between the Company and its shareholders; or

(c)           the Board determines that some other transaction has occurred, or is likely to occur, which involves a change of control of the Company,

any Option or Right that has not become vested in accordance with clause 3.1 or 3.2 will become vested on, and may be exercised on and from, the date determined by the Board until 5.00pm on the expiry date relating to that Tranche as set out in the table in clause 2.2 (subject to lapse in accordance with these terms of issue).

3.4           (a)           The Average Amcor TSR on any Determination Date will be equal to the sum of the Amcor TSR on each of the 15 trading days immediately prior to that Determination Date and the 15 trading days immediately after that Determination Date, divided by 30.

(b)           The Average Comparator TSR on any Determination Date will be equal to the sum of the Comparator TSR on each of the 15 trading days immediately prior to that Determination Date and the 15 trading days immediately after that Determination Date, divided by 30.

(c)           Both the Amcor TSR and the Comparator TSR will be based on ASX closing share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the closing market price prevailing on the date the shares begin trading ex the relevant dividend.  As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indices are determined.

3.5           (a)           The Comparator TSR will be based on the arithmetic mean of the percentage TSR of those stocks in the S&P/ASX100 Index as at 1 July 2005 (excluding the Company and stocks in the following sectors and industry groups:  Financials ex-Property Trusts, Property Trusts, Resources, Telecom Services and Media) (the Relevant Stocks).

(b)           Subject to paragraph (c), each Relevant Stock will be used to calculate the Comparator TSR notwithstanding that one or more Relevant Stocks may cease to be included in the S&P/ASX100 Index after 1 July 2005.

(c)           To the extent that any Relevant Stock ceases to be quoted on ASX after 1 July 2005, the Comparator TSR will be based on the remaining Relevant Stocks which continue to be quoted on ASX.

3.6           The Board may, in its discretion, disregard any changes in the Amcor TSR or the Comparator TSR due to an anomaly, distortion or other event which is not directly related to the financial performance of the Company or another company in the Comparator TSR.  This is intended to preserve equity between the Company and the CEO.

3.7           The TSR base date will be 1 July 2005.

3.8           Any Option or Right that has not become vested in accordance with clause 3.1, 3.2 or 3.3 may not be exercised, provided that the Board may in any circumstances where they consider it to be in the best interests of the Company:

(a)           vary or waive the satisfaction of the relevant performance condition and declare the Options or Rights to be vested; or

(b)           bring forward the date upon which Options and Rights may be exercised.

4.             Lapse

4.1           Any Options and Rights held by the CEO which have not vested in accordance with clause 3:

(a)           by the last date on which those Options and Rights are able to vest in accordance with clause 3.1 – will lapse at 12.01am on the day immediately following that date; or

(b)           by close of business on the sixteenth business day after the CEO ceases to be employed by the Company or any of its related bodies corporate – subject to clause 3.2, will lapse at 11.59pm on the sixteenth business day after the CEO ceases to be so employed.

4.2           Where the CEO ceases to be employed by the Company or any of its related bodies corporate as a result of the retirement or resignation by the CEO (or such other reason as the Board and CEO may agree), any Options and Rights held by the CEO which have vested in accordance with clause 3:

(a)           may be exercised by the CEO during the 12 month period following the date on which the CEO ceases to be so employed; and

(b)           will lapse at 12.01am on the day immediately following the last day of that 12 month period.

4.3           Where the CEO ceases to be employed by the Company or any of its related bodies corporate as a result of the termination of the CEO’s employment for cause, any Options and Rights held by the CEO, whether or not those Options and Rights are vested, will lapse immediately on the CEO ceasing to be so employed.

4.4           Where the CEO ceases to be employed by the Company or any of its related bodies corporate as a result of an Involuntary Cessation, any Options and Rights held by the CEO which have vested in accordance with clause 3:

(a)           may be exercised by the CEO (or his legal personal representative, as applicable) during the 12 month period following the date on which the CEO ceases to be so employed; and

(b)           will lapse at 12.01am on the day immediately following the last day of that 12 month period.

5.             Exercise

5.1           The exercise of any Option or Right may only be effected in such form and manner as the Board may prescribe.

5.2           An Option or Right may only be exercised if at the time of exercise:

(a)           the Option or Right has become vested in accordance with clause 3;

(b)           the Option or Right has not lapsed under clause 4; and

(c)           in relation to an Option – the exercise price of the Option has been paid to the Company.

5.3           Following the exercise of an Option or Right, the Company must, within such time as the Board determines:

(a)           issue to the CEO; or

(b)           procure the transfer to the CEO of,

the number of Shares in respect of which the Option or Right has been exercised.

5.4           Any shares issued on the exercise of Options or Rights will rank equally in all respects with all existing Shares from the date of issue.

5.5           Without limiting the manner in which the Company may satisfy its obligation to:

(a)           issue to the CEO; or

(b)           procure the transfer to the CEO of,

Shares on the exercise of the Options or Rights, the Company may, among other things, issue Shares to, or at the direction of, the trustee of an employee share trust established at any time by the Company to facilitate the grant of the Options and Rights and the acquisition of Shares by the CEO on the exercise of the Options and Rights.  The transfer of a Share to the CEO from any such employee share trust will satisfy the obligation of the Company to issue or procure the transfer of a Share to the CEO under these terms of issue.

6.             Non-transferable

The Options and Rights are non-transferable.

7.             Share Issues

(a)           The Options and Rights carry no right to participate in rights issues or bonus issues.

(b)           The Board will:

(i)            reduce the exercise price of the Options in the event of a new issue; and

(ii)           change the number of underlying Shares to which the Options and the Rights relate in the event of a bonus issue;

in accordance with the ASX Listing Rules.

(c)           If Shares are issued pursuant to the exercise of an Option or a Right prior to determination of entitlements to a new issue, the Shares so issued will be entitled to participate in the new issue.

8.             Dividends

The Options and Rights will not give any right to participate in dividends until Shares are issued or transferred pursuant to the exercise of the relevant Option or Right.

9.             Governing law

The terms of issue of the Options and Rights are governed by, and will be construed in accordance with, the laws of the State of Victoria.

10.           References to Time

All references to time in these terms of issue are references to time in Melbourne, Australia.

Directors’ Recommendation

The Directors (other than Mr MacKenzie) unanimously recommend that shareholders vote in favour of Resolution 3.

Voting Restrictions

The Company will disregard any votes cast on Resolution 3 by Mr MacKenzie or any of his associates.

However, the Company need not disregard a vote cast by any of those persons if:

(a)           it is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b)           it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form is marked).

Resolution 4

Remuneration Report

The Remuneration Report for the financial year ended 30 June 2005 is set out in the Report of the Directors on pages 36 to 47 of the 2005 Full Year Financial Report – Concise Report.  It is also available on the Company’s website, www.amcor.com.

The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and Senior Executives.  It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.  Whilst the Corporations Act requires Resolution 4 to be put to the vote, the Resolution is advisory only and does not bind the Directors or the Company.

FULL YEAR FINANCIAL REPORT 2005

CONCISE REPORT

SHAPING OUR FUTURE

Amcor Limited ABN 62 000 017 372

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of Amcor Limited will be held in the Savoy Ballroom of the Grand Hyatt Melbourne, 123 Collins Street, Melbourne at 11.00am on Thursday 27 October 2005.

Formal notice of the meeting is enclosed with this report.

Julie McPherson

Company Secretary and Group General Counsel

Amcor Limited

ABOUT THIS REPORT

Amcor’s Full Year Financial Report is issued in two sections – Concise and Financial. Both versions can be viewed on, or downloaded from, Amcor’s website www.amcor.com

In this report, ‘the year’, ‘2004/05’ and ‘2005’ refer to the financial year ended 30 June 2005. Likewise, ‘2005/06’ and ‘2006’ refer to the financial year ending 30 June 2006.

All monetary amounts are in Australian dollars unless otherwise specified.

Amcor’s Concise Financial Report complies with the principles contained in Australian Stock Exchange Guidance Note 10 ‘Guide to Review of Operations and Financial Condition’ and should be read in its entirety to ensure that the reader has access to all relevant information.

CONTENTS

Report from the Chairman
Q&A Session with the Managing Director & Chief Executive Officer – Shaping Our Future
Key Financials and Q&A Session with the Chief Financial Officer – Managing the Global Finance Network
Q&A Session with Amcor’s Strategic Development Director – The Age of Consumer Convenience
Q&A with Members of the Global Management Team – Act Local, Think Global
Review of Operations
Management Discussion and Analysis
Board of Directors and Company Secretary
Directors’ Report
Declaration by Independent Auditors
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Independent Audit Report on Concise Financial Report
Statement of Shareholdings
Statistical Summary
Investor Information
Senior Management and Corporate Directory
Inside Back Cover
Financial Calendar and Interest Payable

‘The strategy of the past few years has built a solid foundation and our businesses are well positioned in their respective markets. Today, Amcor is a strong company, in a sound financial position.

‘My objective over the next few years, is to ensure Amcor is a leaner and more dynamic organisation, driven by improving returns to shareholders through superior execution and a greater understanding of the markets in which we operate.’

KEN MACKENZIE

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

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REPORT FROM THE CHAIRMAN

REVIEW OF THE YEAR

CHRIS ROBERTS CHAIRMAN

PROFIT	DIVIDENDS
$ million	cents

The 2005 year has been one of considerable challenge and change for Amcor.

Earnings were approximately 1% higher at $443 million, resulting in earnings per share of 44.5 cents. Return on funds invested was steady at 10.9% and represent approximately 1.4% premium to the cost of capital. These results were before significant items.

Dividends increased 6.3% from 32.0 to 34.0 cents per share following the declaration of a final dividend of 17 cents, franked to 22%. Dividends are up 21% since 2002, reflecting the strong growth in the operating cash flow that the Company generates.

These results were achieved in spite of a period where rapidly escalating commodity prices and softening economic conditions in many markets, combined to negatively impact both margins and volumes. Despite these issues, progress was made in a number of businesses across Amcor’s product and geographic portfolios.

For example:

•      Within the PET division, the full benefits from the Alcoa PET acquisition continued to be realised and this resulted in a significant improvement in Latin American earnings. The PET business also successfully undertook a restructuring program in North America that involved closing plants and relocating equipment. The full benefits from this program will be evident in the current year.

•      The Flexibles operations also undertook a sizeable restructuring program that involved the closure of a plant in the Netherlands and an overall headcount reduction of around 700 people. The cost savings from this project were critical in delivering improved earnings for the year.

•      The construction of the new Flexibles plant in Russia, adjacent to the very successful tobacco carton facility, is progressing well and the forward order book is very encouraging.

•      In Australasia, the successful start-up and commissioning of the second glass furnace was achieved ahead of schedule and on budget. With this new furnace, Amcor has an excellent cost position and is well located in Gawler, South Australia, to supply from close proximity a majority of the nation’s wineries.

The major challenges for all the businesses during the year were the significant increase in raw material costs together with slowing economic conditions in a number of regions, particularly in the second half.

For the first nine months of the year, raw material costs increased by more than $750 million on an annualised basis. This increase was spread across most inputs, including oil based plastic resins, linerboard paper, tinplate steel and aluminium.

It is estimated that around 90% of these cost increases were passed through to customers and although this was a significant achievement, the inability to recover the other cost increases in a timely fashion, negatively impacted earnings during the year.

Many of the increases were related to a rising oil price and although prices for some resins have fallen over the past few months, this is primarily due to a weakening in demand, rather than a fall in the price of oil. Should economic activity improve, it is almost certain that resin prices will increase. In the short term at least, this creates an environment of ongoing volatility.

The rising oil price was also responsible for higher than anticipated increases in a number of other costs, including energy and transport. These increases have mostly been absorbed by the business units and offset by substantial cost reduction programs.

These cost reduction programs specifically involved closing plants in the PET and Flexibles operations and reducing the headcount in administrative functions by improving efficiency in a number of support functions. With operating costs continuing to increase, it is important that these programs are ongoing to ensure Amcor remains a low cost producer.

Slowing market activity in a number of market segments and geographic regions during the second half of the year also impacted earnings. This was particularly evident in Australia and the United States. Within Australia, volumes were

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generally weaker across a range of product segments and earnings were 8% lower in the second half than for the same period last year.

Amcor Sunclipse also experienced a difficult second half with slowing market conditions in a number of important industry segments, combined with a reduction in customer inventory, delivering substantially lower earnings.

SIGNIFICANT ITEMS

Significant items for the year were a loss of $269.8 million after tax, predominantly due to a combination of asset writedowns, restructuring and rationalisation costs. Earnings after significant items were $173 million.

MANAGEMENT CHANGES

In May, the Board announced the appointment of Mr Ken MacKenzie as the Managing Director. Mr MacKenzie has had 13 years’ experience with Amcor working in all the major operating divisions, including PET, Flexibles, Tobacco Packaging and Closures.

He has managed businesses across the Americas, Europe, Australasia and Asia and has lived in North America, Australia and Europe.

Mr MacKenzie is a top class executive who understands the packaging industry intimately. He has had management experience across a broad range of geographic regions and product sectors and has an excellent track record of delivering improved earnings and returns.

ACCC

On 22 November 2004, the Amcor Board became aware of information that led it to believe that its Australian and New Zealand corrugated businesses may have been involved in conduct which may have breached competition laws.

This information was uncovered as part of an investigation following the resignation of four senior executives of the Australian corrugated box business.

Upon receipt of this information, the Company immediately notified the Australian Competition and Consumer Commission (ACCC) and the New Zealand Commerce Commission (NZCC) and advised them that it would cooperate fully with any investigations.

It also immediately notified the Australian Stock Exchange of possible breaches to competition laws and commenced an internal investigation.

On 7 December 2004, the Board accepted the resignations of the Managing Director, Mr Russell Jones, the Managing Director of Amcor Australasia, Mr Peter Sutton, as well as terminating a consultancy agreement with the former Managing Director of Amcor Australasia, Mr Peter Brown.

At that time, I accepted the interim position of Executive Chairman and Louis Lachal, the then Executive General Manager of Operations, became the Acting Chief Operating Officer. At the same time, Mr Darryl Roberts became the Acting Managing Director of Amcor Australasia.

The Amcor Board then undertook a global search for a new Managing Director that resulted in the appointment of Mr Ken MacKenzie, effective from 1 July 2005.

During this difficult period, the morale within the organisation was very good and cooperation within the global senior management team was excellent.

At all times, the Board acted decisively and quickly to ensure that the behaviour and culture within the corrugated box business changed and that full cooperation was given to all the regulators. Amcor has been granted conditional immunity by the NZCC in respect of an application for leniency and has applied for leniency pursuant to the ACCC’s Leniency Policy.

The ACCC and NZCC investigations are not public, are ongoing and may continue for a considerable period of time. Amcor is continuing to provide full cooperation in these investigations and at this stage is not able to make any further comments. Amcor will keep the market properly informed as and when it is able.

CORPORATE GOVERNANCE

Amcor takes its Corporate Governance responsibility seriously and there is a detailed statement relating to this later in this report.

A whistleblowing service has been introduced to enable employees to make anonymous, confidential submissions regarding concerns about improper practices. This service is being progressively rolled out on a global basis.

Specifically with regard to the ACCC and NZCC investigations matters, the Company has evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, it was concluded that the disclosure controls and procedures were designed to ensure that information is communicated to senior management in an appropriate manner that allows timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure and internal controls, including the possibilities of fraud or intentional circumvention of controls by individual acts or the collusion of two or more people. Accordingly, even an effective disclosure and internal control system can provide only reasonable assurances with respect to disclosures and financial statements preparation.

THE FUTURE

Although there have been considerable challenges over the past 12 months, Amcor is in a strong position in most of its market segments and is in a sound financial position.

With the appointment of a new Managing Director, it is important to reconsider all aspects of the Company and this task has been undertaken by Ken MacKenzie as his first priority. The key outcomes from this process thus far are:

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1.     Increased concentration on those businesses and market segments where there is opportunity to add greater shareholder value over the longer term.

This will result in selling non-core assets over the next two years and it is anticipated that this process will realise between $500 million and $1 billion.

There will also be an increased emphasis on growing in the emerging markets, particularly China, Eastern Europe, Russia and Latin America where Amcor already has a number of facilities generating strong returns and consistent growth.

2.     A determination to move from an organisation that is inwardly focused to being more customer and market facing. The businesses will develop a better understanding of the market and customer needs, gaining unique insights of the value proposition for our customers.

3.     An increased focus on improving operating efficiencies and reducing the cost base across all the businesses.

The key opportunity is for the group to leverage its global position. For example, in Europe there are four business groups, but there has been little cross business group cooperation to reduce the cost base or improve operating practices.

Opportunities do exist in sharing best practice in areas as diverse as commercial capability, working capital management, excellence in manufacturing processes, supply chain management or information technology.

4.     A commitment to growth of free cash flow. The packaging industry, generally, and Amcor in particular, is a strong generator of operating cash flow. The effective use of this cash is a key determinant of longer term value creation for shareholders, whether it be reinvested in the operations, returned to shareholders or used to strengthen the balance sheet.

Although earnings could fluctuate, especially under the new AIFRS accounting standards, it is anticipated that operating cash flow will be far more stable and predictable in the future.

Management’s focus will therefore be on ensuring that after meeting the financial obligations of interest and tax there is a steady growth in free cash flow and returns to shareholders.

In summary, Amcor will increase focus on the core businesses and strive to achieve improved performance and returns from the existing assets. At this stage, no large acquisitions are envisaged.

The strong platform established over the past few years, ensures that Amcor is in a sound position to move forward with these initiatives and there is substantial opportunity to improve returns over the medium term.

In the short term, economic conditions generally are weaker than a year ago and raw material costs could continue to be volatile. This will result in a low growth environment in the short term, however as the benefits from the programs described above start to emerge, there should be significant opportunities for growth in earnings and returns.

BOARD

Over the past 12 months the Amcor Board has acted decisively on a number of important issues. The spirit of cooperation and united approach has been an important element in assisting the process of stability and consistency within the Company.

Ms Elizabeth Alexander and Mr Charles Allen have decided to retire and not stand for re-election to the Amcor Board at the Annual General Meeting in October. Ms Alexander has been a Director since 1994 and Mr Allen since 1996 and both have been most valuable contributors to the evolution and development of the Company over that period. We thank them both for the contributions they have made over their respective periods on the Board.

During the year Mr John Thorn, previously the Managing National Partner of PricewaterhouseCoopers, was appointed to the Board. He has also been appointed Chairman of the Audit Committee. Mr Thorn will be standing for election at this year’s Annual General Meeting, as will Mr Ken MacKenzie.

In addition, Mr Ern Pope will be standing for election at this year’s Annual General Meeting. Mr Pope is a former senior executive of Nestlé, with broad international experience and was most recently Chief Executive Officer of Nestlé’s global Purina division.

The Board would like to thank all of Amcor’s stakeholders, including customers, shareholders, employees and suppliers for their support and encouragement over the past twelve months.

Amcor is a strong company and the Amcor Board and management is confident that the direction for the future for each of the businesses will, over time, deliver growth and improved returns.

CHRIS ROBERTS

CHAIRMAN

4

Q&A WITH THE MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

KEN MACKENZIE

MANAGING DIRECTOR

AND CHIEF EXECUTIVE OFFICER

SHAPING OUR FUTURE

Although Amcor enjoys an enviable reputation as a global packaging leader, we understand the necessity of being adaptable to meet the challenges of operating in a changing environment.

Q     What do you see as Amcor’s major strengths?

A     We have well positioned businesses that have developed strong relationships with major international customers. This is combined with capable regional management that have a sound understanding of their country specific operating environments.

Q     What do you see as the major opportunities for growth?

A     Within our segments of the packaging industry there are good opportunities for growth. This will be through new, innovative product developments, or by targeting geographic growth in the emerging markets of Latin America, China, Eastern Europe and Russia where we already have quality operations.

Q     What are the key areas you will be focusing on?

A     Although Amcor has a solid asset base, the commercial and operational capability across the group is mixed and, largely due to the amount of acquisition and rationalisation that has taken place over the past few years, some parts of the organisation are quite inwardly focused. This needs to change so that all businesses are more customer and market facing, concentrating on developing unique insights into customer needs and understanding better how Amcor can add value.

Q     Are you comfortable with the current mix of assets?

A     Overall, the asset base is sound and well positioned in their respective markets, however, going forward there will be an increased focus on our core businesses and some non-core assets may be sold.

Q     Is there further opportunity to improve the cost base?

A     Yes, there are always opportunities for improvement. Amcor has operated as six discrete business units and within each division there has been considerable success in reducing the cost base. This activity must continue. We have built significant global scale within Amcor and it is now appropriate to focus on improving the cost base by obtaining synergies across the business units. This will be achieved through a range of initiatives involving a number of operating functions such as finance, procurement, information technology and human resources.

Q     What is the time-frame for obtaining the benefits from these improvements?

A     The organisation recognises what needs to be done and implementation programs are already underway. However, the results will take time to be fully reflected in earnings and returns. Over the medium term we are confident that having a more focused portfolio, reducing the cost base and improving the understanding of the markets in which we operate, will deliver considerable benefits for shareholders.

Q     How will you improve shareholder returns?

A     By growing the free cash flow the group generates and applying rigorous capital discipline to the use of this cash. In this way earnings and returns will grow and this will be evident via increased dividends and an improving share price.

Q     What are the biggest hurdles for the current year?

A     During the second half of the last year a number of countries experienced slowing economic conditions and this has continued into the start of the current year. Also, with oil prices at all time highs it is likely that, at some stage during the year, raw material input costs will increase and the businesses will need to pass these on to our customers in a timely fashion. As with last year, this will be a significant challenge.

5

Q&A WITH THE CHIEF FINANCIAL OFFICER

MANAGING THE GLOBAL FINANCE NETWORK

PETER DAY EXECUTIVE GENERAL MANAGER FINANCE

Q     What are the major ways financial risk is managed across the organisation?

A     There are two main elements to managing risk. One is through broad diversification and the other through natural and contract specific hedging.

Operationally, there are 240 plants in 39 countries which spreads the earnings both geographically and by business unit. Debt is funded by a large range of international banks as well as through bond issues in the US and Europe. Natural hedging occurs through broadly matching the currency of debt with the currency of assets and specific hedging contracts are put in place for cross border foreign exchange transactions.

Amcor has global Treasury and Insurance management teams to manage foreign currency transaction risks; interest rate, credit, commodity interest rate and refinancing risks; as well as insurable risks.

Q     How sustainable is the dividend at current levels?

A     The level of dividends is driven by a number of factors including the level of earnings and the generation and use of cash.

Directors expect to be able to maintain the current level of dividends, although due to the large overseas component of earnings, it will remain only partially franked.

Q     What was the composition of the significant items of $269.8 million for the year?

A     Significant items for the current year were predominantly made up of the restructuring activity undertaken in the PET and Flexibles businesses of $61.7 million and asset impairments of $208.1 million.

The restructuring in the PET and Flexibles businesses was announced in March 2004 and consisted of the closure of a number of facilities and the reduction in headcount of over 700 people.

The asset impairments relate to business specific issues that meant the carrying value of those assets was no longer appropriate. This assessment was in line with new accounting standards.

Q     What are the major differences between the new AIFRS accounting standards and the previous AGAAP standards?

A     The most significant change is that goodwill is no longer amortised. Along with other items, overall we expect a positive impact to earnings of around $50-60 million per annum.

The other major adjustment is that hybrid financial instruments, such as Amcor’s PACRS, from 1 July 2005, will be treated as a liability rather than equity and the coupon payments will be classified as interest.

There are numerous other small adjustments, however none of the changes affect the operating cash flow of the Company.

Q     Why has the working capital increased by $59.0 million?

A     Although working capital increased by $59.0 million, the average working capital to sales ratio, which is a better measure of working capital management, has actually decreased from 11.0% to 10.6%.

A primary reason for the absolute increase in working capital was the substantial increases in raw material costs that impacted both the inventory and receivables. This was only partially offset by an increase in payables.

Q     What is the optimal balance sheet configuration for a company like Amcor?

A     The capital structure should recognise the risk profile and cash generation of the industries that Amcor operates in and aim to minimise the combined cost of debt and equity financing whilst providing financial flexibility to allow the Company to take advantage of investment opportunities as and when they arise.

With the existing mix of businesses, Amcor aims to maintain an investment grade rating and currently has a long term credit rating from Standard & Poor’s of BBB and from Moody’s of Baa1. Both of these ratings are investment grade.

6

KEY RESULTS YEAR TO JUNE 2005

		2005	2004	% Change

	Sales ($ million)	11,100	10,406	+6.7
	Profit before interest, tax and amortisation ($ million)*	837.8	831.1	+0.8
	Profit before tax ($ million)*	573.4	571.3	+0.4
	Profit after tax ($ million)*	443.0	440.3	+0.6
	Profit after tax and significant items ($ million)	173.2	345.7	-50.0
	Basic earnings per share (cents)*(1)	44.5	44.7	-0.4
	Return on shareholders’ equity (% p.a.)*	9.7	9.4	+3.2
Dividends on ordinary shares	• Amount ($ million)	299.0	280.3
	• Per share (cents)	34.0	32.0
	• Franking (%)	25.0	40.0
	• Cover (times)(1)	1.31	1.38

*Excluding significant items.

(1)  Includes distribution paid on PACRS

The full year profit after tax and before significant items was $443.0 million which was up 1% on the same period last year. This represented earnings per share of 44.5 cents.

Under the new AIFRS accounting standards the reported profit was estimated to be $512.0 million. The net positive increase of $69 million was due to goodwill no longer being amortised, offset by a number of smaller items, including pension costs, plant commissioning charges and tax accounting changes.

The comparative base for the 2006 earnings will be $464 million, as from 1 July 2005 the PACRS will be treated as debt and the interest of $52.3 million expensed.

STATEMENT OF FINANCIAL POSITION

$ million	2005	2004

Current assets	3,337	3,052
Property, plant and equipment	4,400	4,745
Intangibles	1,767	2,063
Investments and other assets	395	426
Total Assets	9,899	10,286
Short term debt	729	728
Long term debt	1,748	1,776
Creditors and provisions	2,758	2,742
Convertible notes	301	332
Shareholders’ equity (incl PACRS)	4,363	4,708
Total Liabilities and Shareholders’ Equity	9,899	10,286

GEARING
$ million

7

OPERATING CASH FLOW	USE OF OPERATING
PBITDA	CASH FLOW 2005
$ million	$ million

The operating cash flow measured as profit before interest, tax, depreciation and amortisation was $1,298 million. This is up 1% on last year, despite the difficult operating conditions in some of the businesses due to rapidly rising raw material costs and slowing economic conditions in the second half of the year.

After allowing for payments relating to borrowing costs, taxes, dividends and other items, the group’s ‘free’ cash flow for the 2004/05 year was $511 million. Other items include payments from provisions, sundry asset purchases and profit on sale of assets (accounted for as part of divestments). Working capital increased by $59 million, reflecting increased raw material prices.

DIVIDENDS

The final dividend declared was 17 cents per share franked at 22%, making a total dividend for the year of 34 cents per share franked at 25%.

FREE CASH FLOW

We used our free cash flow on capital spending of $605 million and other items of $3 million, resulting in a net debt draw down of $97 million.

INTEREST COSTS

The average interest rate for the year was 5.5%, which is up from 5.3% in 2004 primarily due to higher borrowing costs resulting from Amcor’s credit rating downgrade by Standard & Poor’s.

TAX

The tax rate at 22.5% (counting PACRS costs as interest) is the result of a number of positive factors, including income tax loss and capital loss utilisation; tax deductible goodwill; tax efficient structuring of acquisitions and divestments; Australian Research and Development concessions; transfer price compliance and appropriate entity structuring.

WORKING CAPITAL	NET INTEREST COVER	EFFECTIVE TAX RATE
$ million	PBITA	%
Times

8

CURRENCY OF BORROWINGS

$ billion	2005	2004

AUD	0.2	—
EUR	0.7	0.7
USD	1.3	1.4
Other	0.3	0.4
Total	2.5	2.5

CASH HOLDINGS

$ million	2005	2004

Cash	198.8	127.6
At Call	12.0	3.4
Short Term Deposits	19.0	17.3
Total	229.8	148.3

DEBT MATURITY PROFILE

$ million	2005	2004

<1 year	729	729
1-5 years	590	375
>5 years	1,158	1,401
Total	2,477	2,505

CAPITAL EXPENDITURE

$ million	2005	2004

Capital Expenditure	647	605
Acquisitions	46	619
Gross Expenditure	693	1,224
Disposals	(88)	(138)
Net Capital Expenditure	605	1,086

EXCHANGE RATES

Closing Rates	2005	2004

AUD/EUR	0.63	0.57
AUD/GBP	0.42	0.38
AUD/SGD	1.29	1.19
AUD/USD	0.76	0.69

AVERAGE FUNDS INVESTED

$ million	2005	2004

Amcor PET Packaging	2,694	2,678
Amcor Australasia	1,876	1,832
Amcor Flexibles	1,486	1,373
Amcor Sunclipse	441	456
Amcor Rentsch/Closures	757	722
Amcor Asia	252	232
Corporate	202	194
Total	7,708	7,487

EXCHANGE RATES

For the 2005 year the movement in exchange rates negatively impacted the reported Profit After Tax by $7 million and reduced shareholders’ equity by $160 million.

DEBT MATURITY*

The spreading of debt maturities reduces refinancing risk. The average length of debt is 5.4 years. 53% of the debt is at fixed interest rates and the remaining 47% is at floating rates.

*(Before PRIDES & PACRS)

9

CONVENIENCE

New styles of packaging are continually keeping abreast with our changing needs, such as single-serve, microwaveable, easy-opening and resealable packaging.

HEALTH AND NUTRITION

Meeting consumers’ expectations in recent years has seen the introduction of such innovations as long-life fresh food packs via Modified Atmosphere Packaging and tamper-evident packaging.

INDULGENCE

Packaging needs to reflect the quality of its contents. This means high quality packaging with aesthetic appeal – achieved via unique shapes, high quality printing, embossing and holograms.

SPEED TO MARKET

Products are now delivered to store quickly and undamaged in new packaging which is shelf ready, requires minimal handling and provides superior product protection.

10

Q&A WITH THE STRATEGIC DEVELOPMENT DIRECTOR

THE AGE OF CONSUMER CONVENIENCE

IAN WILSON STRATEGIC DEVELOPMENT DIRECTOR

#Source – Euromonitor

*Source ‘Packaging’s Place in Society’ – PIRA 2004

Q     What does it mean to say we are more focused on our customers?

A     We are moving away from focusing on what we produce and how we can convince customers to buy that product, to a mind set where we are constantly striving to better understand what customers and consumers really need and value and finding ways to provide it in a way that is better than our competitors.

Q     What will this require?

A     It means we need to get closer to our customers so we can develop insights into what they need and how we can help them grow their revenue and reduce their costs. Of course, this also requires making choices to focus on where we can do it better than our competitors and to service customers where they will reward us for delivering this value.

Q     Does this mean a better understanding of the continuing changes in the market environment?

A     Yes.  Consumer requirements are continually evolving – today the global megatrends are convenience, health and indulgence. This involves continually researching and studying markets and trends to keep abreast of what consumers want. Helping our customers to develop packaging which is closely aligned to the needs of their customers, the consumer, helps them to maintain or grow their market share. For example, some of Amcor’s recent innovations to meet consumers’ needs for convenience include re-sealable flexible pouches, single-serve tear-sticks, microwaveable meal solutions, breakfast bar wrappers and ergonomic grip PET beverage bottles with tamper-evident and easy-opening closures.

Q     What are the other major factors impacting our customers?

A     The worldwide trend by retailers to promote house brands and private labels is ensuring that the branded companies are looking to increase the value proposition to consumers in ways other than lower prices. This can be through new tastes, portion sizes or packaging features.

Rising costs across all aspects of their business, combined with the difficulty of passing all these cost increases on through the retail chain, has resulted in many new packaging innovations, improving the functionality as well as reducing costs.

The other major factor is the shifting needs and changing demographics of today’s consumer.

Q     How does Amcor’s program of Product Leadership and Innovation fit with this approach?

A     The understanding of developing new products and processes is strong in our organisation. The Company is now focusing on having better insight into customers’ needs, and that of the ultimate end consumer, so that the focus on resources in our Product Leadership and Innovation program is on the opportunities which our customers truly value and ensuring these new solutions give our customers a competitive edge.

11

EXPANSION OF FACILITIES – NOVGOROD, RUSSIA

Amcor Flexibles will benefit from building its new plant in Russia alongside Amcor's existing tobacco carton plant. The Amcor Rentsch team, which has operated in Russia for more than five years, is providing invaluable assistance on all aspects of starting up a new manufacturing facility in Russia. This will be a significant contributor to the success of this new plant.

Золотой
Фонд

12

Q&A WITH MEMBERS OF THE GLOBAL MANAGEMENT TEAM

ACT LOCAL THINK GLOBAL

Part of Amcor’s strength lies in the size and scope of its operations around the world. Our regional managers have a wealth of experience and understanding of their markets and cultures. The ability to work together as a global team, sharing experiences and knowledge and applying it to our global environment maximises the benefits of our global scale.

Lou Lachal – Managing Director, Amcor Australasia

Q	How has Amcor’s global scale benefited your business?

A

Exchange of knowledge within Amcor is a great benefit to us and there have been many successes. A good example is one of our new product lines in flexible packaging. The FlexCan, originally developed and launched by Amcor Flexibles in Europe is a patented, easy-open, recloseable, stand-up pouch. In Europe it’s currently being used for coffee and nuts with two major customers.

Here, in Australia, the first Amcor FlexCan to be adopted is for a favourite brand of snacks in the Asia-Pacific Region – Uncle Toby’s ‘Bites’. Amcor Flexibles Australasia’s team at Preston in Victoria met the challenge of introducing this new product by working closely with their European colleagues at Amcor Flexibles in Horsens, Denmark and Bristol, in the UK.

William Long – President and CEO, Amcor PET Packaging

Q	You have recently had great success with your businesses in Latin America. What have been the key drivers for this success?

A

Amcor PET Packaging has participated in the Latin American markets for some time. We have expanded our presence through a series of acquisitions, culminating with the Alcoa PET operations in South America and the Embotelladoras Arca self-manufacture operations in Mexico in 2003.

I believe success in this region is largely due to our strong regional and local management teams. The strategy has always been to rely on the knowledge and expertise of our local managers who have a deep understanding of their local issues and environments. Having a strong team in place gives us the ability to develop and execute plans and strategies quickly and effectively. The business has successfully leveraged the technical developments coming out of our North American and European technology centres, especially in heat-set and barrier applications, to meet the needs of their customers and expand custom packaging in this region.

Eric Bloom – President and CEO, Amcor Sunclipse

Q	How have technology developments in other parts of the Amcor group been a benefit to Amcor Sunclipse?

A

Amcor’s growing size and scale has provided many opportunities for us but with regard to technology, a great recent example of leveraging from Amcor’s technology base is the TrayBon® tray. Amcor Cartons in Australasia recently developed a range of revolutionary baking trays, made of specially coated, insulating cardboard, to replace the standard metal ones used by bakeries. They were originally developed for slab cakes, but the range has since grown to suit a variety of baking purposes, including muffins. Amcor Sunclipse has been working with the Amcor Cartonboard team in Australia and we are in the process of introducing this exciting new product line into the packaging products we supply throughout North America. In addition to this, we anticipate the introduction of Amcor Flexibles’ Modified Atmosphere Packaging products for distribution to the many medium and small businesses in the region.

Graham James – Managing Director, Amcor Flexibles

Q	How do the experiences of other Amcor businesses operating in developing regions help you with your expansion plans?

A

As a team we have recognised the growth in the emerging markets. There are good opportunities to expand into Russia and the emerging markets of Central and Eastern Europe. We are currently building a new flexibles plant in Novgorod, Russia and have located the plant next door to the highly successful Amcor Rentsch plant. That plant has expanded and grown over the last five years to become the largest of its type in Russia. We benefit from the knowledge they have developed over the years relating to a wide range of local issues that vary from hiring contractors to understanding cultural differences. We can also share management resources, which helps improve the cost base. The excellent reputation that Amcor has established locally helps ensure that we attract good quality people.

13

REVIEW OF OPERATIONS

WILLIAM LONG

PRESIDENT

AMCOR PET PACKAGING

RESULTS

A$	2005	2004

Net Sales (mill)	3,645	3,205
Change (%)	13.7
PBITA (mill)	260.5	268.2
Change (%)	(2.9)
Operating Margin (%)	7.1	8.4
Average Funds
Invested (mill)	2,694	2,678
PBITA/AFI (%)	9.7	10.0

US$	2005	2004

Net Sales (mill)	2,733	2,275
Change (%)	20.1
PBITA (mill)	195.4	190.3
Change (%)	2.7
Operating Margin (%)	7.1	8.4
Average Funds
Invested (mill)	2,020	1,901
PBITA/AFI (%)	9.7	10.0

Average exchange rate A$/US$	0.75	0.71

AMCOR PET PACKAGING

Amcor PET Packaging is the world’s largest producer of PET (polyethylene terephthalate) containers mostly to the consumer products industry. It is headquartered in Ann Arbor, Michigan (USA), employs 6,100 people at 82 sites – comprised of 46 manufacturing locations and 36 on-site injection and blowing facilities - in 21 countries.

It produces PET containers and preforms for a wide variety of food and beverage applications, and also supplies PET containers to the personal care, household chemical and agro-chemical industries.

Amcor PET Packaging had a satisfactory year with PBITA earnings in US dollars up 2.7% to $195.4 million and return on average funds invested at 9.7%.

The business in Latin America had a strong year with earnings well up on last year. The business in North America was steady with last year, while earnings for the European business were lower.

Unit volumes grew by 5% to 34 billion. The custom segment, including higher margin custom containers and multilayer preforms, grew by 6%. This stronger growth pattern reflects the business strategy to focus capital on this higher technology market segment.

The North American operations, including Canada, experienced volume growth of 3% with the business making an active decision to exit marginal volumes and focus on higher value added segments.

Volume increases came primarily from the continued strength of the custom market which was up over 10% versus prior year, driven by strong growth in the juice and sports drinks categories. The CSD and water volumes were flat.

Earnings in North America were down slightly when compared to the prior year. Although the cost reduction programs have delivered the benefits anticipated and differential pricing initiatives have improved earnings at some plants, these increases were more than offset by the inflationary pressures in costs that were absorbed by the business and some price concessions on longer term contracts.

In the short term there are some further price concessions expected, as well as ongoing increases in operating costs. The target for management is to more than offset these impacts with cost reductions and an improved mix to the higher value-add custom products.

The business has also been notified of the loss of around 800 million containers in volume at the end of the current contract in January 2006. The supply of this volume is predominately from plants located in Canada. After examining a number of options, the decision has been made to close the three small Canadian plants, being Vancouver, Calgary and Montreal. This has required an asset write down on these plants and related equipment of US$34 million and a cash restructuring cost of US$19 million. Both these amounts will be taken as significant items. The ongoing earnings impact beyond the 2006 year is anticipated to be less than US$5 million per annum.

In Latin America, volume growth, including the impact of acquisitions, was 23%.

Custom volumes continued to deliver strong growth and were up 13%. New custom developments for sports drinks, food products and personal care items across the region fuelled this growth.

Earnings in Latin America were up significantly both for the base business and after including the impact of acquisitions. There were particularly strong performances in Argentina, Brazil and Venezuela.

The performance of the Brazilian operations is particularly gratifying as the local and regional management teams, through a well-executed program of restructuring and cost reductions, made significant progress in improving profitability and returns.

For Mexico, the integration of the Arca acquisition proved more complex than originally anticipated. While the management team remains confident that the synergistic benefits anticipated from the acquisition will be fully realised, the impact will now be realised throughout the 2005/06 fiscal year.

In Europe, volumes were down 4% and earnings were substantially lower. Lower volumes were primarily due to a cool summer in 2004 compared to the unusually hot summer in 2003 and the significant reduction in refillable PET containers in Germany.

Custom volumes continue to be strong and now represent 23% of the total volumes for the region. The multilayer juice and beer

14

LOUIS (LOU) LACHAL

MANAGING DIRECTOR

AMCOR AUSTRALASIA

RESULTS

A$	2005	2004

Net Sales (mill)	2,572	2,538
Change (%)	1.3
PBITA (mill)	316.8	316.5
Change (%)	—
Operating Margin (%)	12.3	12.5
Average Funds
Invested (mill)	1,876	1,832
PBITA/AFI (%)	16.9	17.3

bottle containers continue to deliver strong volumes and good growth.

Across Europe, performance was mixed. In the UK and Spain the performances were broadly steady on the previous year, however the operations in Turkey and Poland both made losses. The Turkish plant has now been closed and the Polish plant is undergoing substantial change by way of strengthening relationships with multinational customers, establishing more long term supply agreements and diversifying away from the CSD and water markets.

For the current year, there is an improved outlook with a new management team looking to address the key issues facing the business in Germany and Eastern Europe.

Other significant items for the year, relating to previously announced projects, included a US$24.5 million charge largely dedicated to funding the North American restructuring effort and overhead cost reduction initiatives in all three regions.

The outlook for Amcor PET Packaging is for steady improvement, driven by continued emphasis on structural cost improvements and focused capital spending to support and expand the higher value added custom business portion of the portfolio.

AMCOR AUSTRALASIA

Amcor Australasia is the most diverse of the group’s business units and supplies a broad range of packaging items across the complete Amcor product line. Its range of products includes: Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks, paper, cartonboard and paper recycling. With headquarters in Camberwell, Victoria (Australia) it has 65 plants throughout Australia and New Zealand and approximately 6,500 employees.

Amcor Australasia had a solid year with a strong first half offset by a poorer second half mainly due to a weakening Australian economy. Sales increased by 1% to $2,572 million with PBITA flat at $316.8 million. Funds Invested increased due to the commissioning of the second glass furnace although sound working capital management partly offset the increase. Return on Average Funds Invested declined to 16.9% from 17.3% last year.

The Australasian business is managed as four divisions, being Fibre, Flexibles, Rigid and Glass. The Fibre division consists of the corrugated and carton converting businesses, as well as the manufacture of recycled papers for corrugated boxes and board for folding cartons.

In the Corrugated Packaging segment, volumes were slightly down overall. In Australia, volumes were down 3%, a reflection of a slowing economy, the continuation of the drought affecting the dairy, fruit and produce segments, partly offset by stronger demand in the meat segment. In New Zealand, volumes were down 5% mainly due to the poor kiwifruit season but compounded by the loss of a major customer early in the year. Significant senior management changes also occurred during the year and the business has been re-organised on a regional rather than national structure.

The Recycled Paper Mills were negatively impacted by the reduced domestic demand from the corrugated box plants, a very competitive export market and a strong Australian dollar. Mill efficiencies were sound while ongoing cost increases, especially for wastepaper, were generally not recoverable in a competitive market. The business has taken an additional charge for accelerated depreciation on the paper recycling mills of $90 million pending a decision on upgrading the manufacturing capabilities.

The Folding Carton Converting business benefited from the restructuring that commenced in 2003/04 on the Australian east coast. Volumes were slightly lower in Australia due to reduced off-take in the wine and cereal segments. In New Zealand volumes were steady.

The Petrie Mill, located in Queensland, had a difficult year impacted by weaker domestic demand and increased imports of cheaper Korean board. Although this importation was the subject of a successful anti-dumping case, it lowered margins and reduced domestic volume. The upgrade of the Mill has taken longer than expected to achieve the quality required to replace imported whiteboards.

Overall, the Fibre division earnings were down for the year with a small improvement in the first half, offset by lower earnings in the second half mainly due to lower volumes and unrecovered cost increases.

15

GRAHAM JAMES

MANAGING DIRECTOR

AMCOR FLEXIBLES

RESULTS

A$	2005	2004

Net Sales (mill)	2,419	2,241
Change (%)	7.9
PBITA (mill)	143.0	131.2
Change (%)	9.0
Operating Margin (%)	5.9	5.9
Average Funds
Invested (mill)	1,486	1,373
PBITA/AFI (%)	9.6	9.6

	€2005	2004

Net Sales (mill)	1,431	1,336
Change (%)	7.1
PBITA (mill)	84.6	78.2
Change (%)	8.2
Operating Margin (%)	5.9	5.9
Average Funds
Invested (mill)	879	819
PBITA/AFI (%)	9.6	9.6

Average exchange rate A$/€	0.59	0.60

The Flexibles business had a solid year with volume up nearly 2% and resin cost increases generally recovered from the market in a timely fashion with only a modest impact on earnings. Rationalisation down to one site in NSW is nearing completion and, combined with recent capital investment, this business now has a cost effective manufacturing footprint with appropriate state of the art equipment. The business continues to benefit from its strong relationship with the global Flexibles group. For the full year, earnings were higher although the first half was stronger than the second half which was impacted by slowing economic conditions.

The Rigid Packaging group comprises the beverage, food, aerosol cans, PET and closures businesses. The two main businesses of Beverage Can and Food Can both had a good year resulting in improved earnings for the Rigid division. In the Beverage Can business, volumes were up 4%, mainly in the ready to drink, mixer and soft drink segments. Plant efficiencies improved following the extensive capital investment program on the new 202 super end in the previous year.

Volumes in the Food Can business were down on the previous year due to the impact of poor crops, increased imports of filled product and, in the second half, significantly higher tinplate costs. Somewhat offsetting these impacts were a more favourable sales mix and continued improvement in manufacturing efficiencies.

The glass wine bottle operation again exceeded expectations. The commissioning of the second furnace was ahead of plan and sales for the year were consequently higher than anticipated, while productivity was in line with expectations. Continued strong customer support and an increase in the range of products contributed to an increase in earnings.

The outlook for the business remains sound, although in the short term the slower second half run rate is continuing into the current year.

AMCOR FLEXIBLES

Amcor Flexibles is one of Europe’s largest suppliers and market leaders in flexible packaging. With headquarters in Gloucester in the United Kingdom, it has 7,000 employees and 46 manufacturing plants in 18 countries throughout Europe and the Americas. This business supplies a wide range of products to the food, beverage and healthcare markets. This includes fresh foods such as meat, fish, bread, produce and dairy; processed foods such as confectionery, snack foods, coffee and ready meals, as well as tobacco and high value added medical applications, hospital supplies, pharmaceuticals and personal care products.

Amcor Flexibles had a good year, under difficult circumstances, with PBITA, in Euro terms, up 8.2% to €84.6 million. Sales increased 7.1% to €1,431 million, primarily due to an increase in raw material costs.

Earnings were negatively impacted by substantial raw material cost increases, which had the largest impact on earnings in the second half. Significant success was achieved in passing on these cost increases although they were not fully recovered. This partial under-recovery reflected continuing retailer pressure on the supply chain, weakness in a number of central European economies and a strong Euro depressing exports. Although raw material input costs have now stabilised, this is mainly due to weakening demand across much of Europe and with the oil price remaining high, it is possible that raw material costs will increase if there is an improvement in economic activity.

Offsetting this negative, was a substantial positive contribution from a range of cost cutting and restructuring initiatives. During the year, the loss making plant in the Netherlands was closed and there was a significant reduction in overhead costs as well as ongoing restructuring at a number of plants. In all, around 700 people, out of 7,820, have left the business over the past 12 months. The significant item booked for the year to cover this restructuring was €20.2 million. The benefits from this restructuring for a full year are anticipated to be around €30 million per annum and in the 2005 year, around half of this amount was reflected in earnings.

Slowing economic conditions across much of Continental Europe during the second half of the year also impacted earnings. With the weakening demand and consequent lower volumes it was considerably more difficult to recover cost increases.

Other input costs, mainly relating to energy and transport, resulted in higher than

16

ERIC BLOOM

PRESIDENT AND CHIEF EXECUTIVE OFFICER

AMCOR SUNCLIPSE

RESULTS

A$	2005	2004

Net Sales (mill)	1,219	1,158
Change (%)	5.3
PBITA (mill)	55.8	57.6
Change (%)	(3.1)
Operating Margin (%)	4.6	5.0
Average Funds
Invested (mill)	441	456
PBITA/AFI (%)	12.7	12.6

US$	2005	2004

Net Sales (mill)	914	822
Change (%)	11.2
PBITA (mill)	41.9	40.9
Change (%)	2.4
Operating Margin (%)	4.6	5.0
Average Funds
Invested (mill)	331	323
PBITA/AFI (%)	12.7	12.6

Average exchange rate A$/US$	0.75	0.71

inflation cost increases which were generally not able to be passed onto customers. These increases were absorbed by the business and impacted negatively on earnings. Energy price pressure continues to be a major concern.

The high Euro exchange rate continues to put pressure on export margins of both Eurozone manufacturing plants and their customers.

The operational positives, besides the restructuring program, include the ongoing strong performance in America, improvement in Processed Foods and the continued success of product innovation in delivering new value-add products to the market.

The Processed Food sector achieved solid improvements during the year, especially in the second half. The closure of the plant in the Netherlands, combined with a number of other individual restructuring programs and improved performance in some market segments were the primary drivers of the earnings increase.

Construction of the new plant in Russia is proceeding to schedule and it will be in operation by September 2005, enabling Amcor Flexibles to meet the local needs of a number of its key customers.

Due to the ongoing difficult operating conditions in some market segments and geographic regions, the assets at three sites, predominately servicing the Processed Food markets, have been written down by a combined amount of €16 million. This is treated as a significant item.

The Fresh Food sector continued to make good progress, particularly in the bread and produce markets, building on its leading position. Overall, sales for the sector were ahead and both margins and returns remain above the Amcor Flexibles’ average.

The European Healthcare business benefited from the integration of the former Rexam businesses, although the film based businesses suffered from the lag in recovery of raw material cost increases and operational issues. Good progress was made in the pharmaceutical market.

The American business, which comprises mainly the former Rexam Healthcare operations in the US, Puerto Rico and Brazil, plus a focused Fresh Food operation, had an excellent year with sales, margins and returns ahead of last year.

The overall results of Amcor Flexibles confirm the validity of the strategy to focus on specific market segments, particularly in Healthcare and Fresh Food, and on developing regional markets like Eastern Europe, underpinned by a commitment to innovation and customer service.

Overall, the business is commencing the current year in a better structural position than last year. The high oil price will continue to have a negative influence on raw material and energy costs and pressures will continue in the supply chain. However, with a lower cost base, fitter and more focused plants and a continued drive on innovation, Amcor Flexibles is confident of achieving improved returns in 2005/2006.

AMCOR SUNCLIPSE

Amcor Sunclipse, based in California, is Amcor’s North American distribution and corrugated manufacturing unit. It produces packaging products to complement its distribution services and has over 2,000 employees, 42 distribution and redistribution centres throughout the USA and Mexico, and 11 manufacturing locations.

The distribution unit is a major supplier to businesses throughout North America and purchases, warehouses, sells and delivers a wide variety of packaging products and equipment and industrial and janitorial supplies. The manufacturing division produces corrugated sheets and converts them into boxes for use throughout the business. It also designs and produces other specialty packaging products including ‘Point of Purchase’ displays and other items tailored to customers’ requirements.

Amcor Sunclipse achieved a flat result with PBITA up 2.4% to US$41.9 million. After a strong first half, earnings in the second half were down 30.2% on the same period last year, reflecting substantially more difficult operating conditions.

The main reasons for the reduction in earnings in the second half were:

•      A slowing in some of the important market segments that Amcor Sunclipse services, resulting in lower volumes across all three business units.

•      Higher input costs, which became increasingly difficult to recover in the marketplace. Gross margins in the second half were lower.

17

KEN MACKENZIE

GROUP MANAGING DIRECTOR

AMCOR RENTSCH AND AMCOR CLOSURES

RESULTS

A$	2005	2004

Net Sales (mill)	984	1,012
Change (%)	(2.8)
PBITA (mill)	109.1	100.6
Change (%)	8.4
Operating Margin (%)	11.1	9.9
Average Funds
Invested (mill)	757	722
PBITA/AFI (%)	14.4	13.9

	€2005	2004

Net Sales (mill)	582	604
Change (%)	(3.6)
PBITA (mill)	64.6	60.0
Change (%)	7.7
Operating Margin (%)	11.1	9.9
Average Funds
Invested (mill)	448	431
PBITA/AFI (%)	14.4	13.9

Average exchange rate A$/€	0.59	0.60

•      Higher transport costs due mainly to fuel surcharges that were not fully recovered in higher prices.

•      More difficult market conditions for the Corrugated business, compared to the first half, due to increased competitive activity and more aggressive pricing.

Notwithstanding these half on half impacts, returns for the business overall remained broadly in line with last year at 12.7%.

The corrugated business had a solid year overall with volumes up 4.7%, although this growth was assisted by a competitor’s corrugator being down for two months in the first half. In the second half, the increased competitor volumes and somewhat slower economic conditions meant that earnings were well down on the second half last year. In June, there was a modest reduction in linerboard prices, reflecting the overall weaker demand and some stock was sold at lower prices to meet competition in the market. The short term outlook for this business remains challenging.

The manufactured products group also had a strong first half but a much weaker second half, although earnings for the full year were higher than last year.

Volumes for the year were 7.7% lower as the business made a conscious effort to concentrate on higher value products. During the first half of the year, cost increases were generally passed on to customers, but this became increasingly difficult in the second half. This business continues to work on the cost base to help improve margins.

The Distribution division covers 14 states in the US and has four sites in Mexico. During the year, a small distributor was acquired in New Jersey to further expand the footprint on the east coast.

The Distribution business had a solid year, although earnings were slightly lower. Two corrugated cost increases, as well as numerous other cost increases caused by rising oil prices, were absorbed by the business during the year.

As a result, trading margins suffered during the year as the full impact of these price increases were not able to be passed on to customers. The business is working to eliminate unprofitable customers as well as target margin improvement across the business base.

The focus for the overall business is to work to reduce costs where it can and improve the gross profit margin to recover both raw material and other cost increases. A new business Service Centre located in Arizona has centralised the back office accounting functions to a lower cost region. A second initiative is a sales force effectiveness program to help ensure increases in raw material costs are passed on to customers in a more timely fashion.

It is anticipated profit will improve from the current run rate towards the end of calendar 2005 as margins increase; however the first half earnings are expected to be lower than the corresponding period last year.

AMCOR RENTSCH AND AMCOR CLOSURES

Amcor Rentsch and Amcor Closures are headquartered in Rickenbach, Switzerland and have 2,800 employees.

Amcor Rentsch is the European leader in tobacco packaging and a leading supplier of specialty folding cartons to the cosmetics and confectionery markets. The business is headquartered in Switzerland and has seven manufacturing plants in six countries. It also works in close affiliation with other Amcor tobacco and specialty carton plants in China, Malaysia and Australia to service its major international customers.

Amcor Closures is comprised of the two closures divisions, Amcor White Cap and Bericap North America, that between them have 11 metal, plastic and composite closure manufacturing locations through the Americas, Europe and Asia, plus around 20 sales offices.

AMCOR RENTSCH

Amcor Rentsch had a solid year with higher earnings despite sales being 6% lower at €306 million.

The lower sales were a result of continuing pressure on tobacco markets in Western Europe, driven primarily by substantial tax increases in major markets such as Germany and France.

This decrease in Western Europe was partially compensated by increased production in Russia and Poland with both these plants running at full capacity.

The growing demand in Eastern Europe, together with ongoing reductions in the cost base in Western Europe ensured improved earnings for the year.

18

BILLY CHAN

MANAGING DIRECTOR

AMCOR ASIA

RESULTS

A$	2005	2004

Net Sales (mill)	263	250
Change (%)	5.2
PBITA (mill)	27.0	30.5
Change (%)	(11.5)
Operating Margin (%)	10.3	12.2
Average Funds
Invested (mill)	252	232
PBITA/AFI (%)	10.7	13.2

Sing$	2005	2004

Net Sales (mill)	329	304
Change (%)	8.2
PBITA (mill)	33.7	37.2
Change (%)	(9.4)
Operating Margin (%)	10.3	12.2
Average Funds
Invested (mill)	315.5	282
PBITA/AFI (%)	10.7	13.2

Average exchange rate A$/Sing$	1.25	1.22

As part of the process to improve the cost base, as well as to prepare for the increased technical complexity required with the introduction of new graphical health warnings, a new generation press will be installed in the plant in France. This press will have higher output, lower waste and a reduced manning level than older generation machines.

To further improve the plant focus and following the continued growth of the non tobacco carton business, a new offset machine will be installed at the plant in Laupen, Switzerland.

The outlook for the 2005/2006 year remains positive; however growth is unlikely to be at the same rate as the past few years, given that the plants in Eastern Europe are operating at full capacity.

AMCOR CLOSURES

Sales for the Amcor Closures business were 1% lower with profit in line with last year.

The business was significantly impacted by an increase in tinplate prices of 20% on January 1 in Europe and even larger increases in Asia. Amcor White Cap was committed to recovering raw material cost increases and this was largely achieved, although at the expense of some volume.

Overall, although volumes declined in Western Europe, the business benefited from good growth in the regions of Eastern Europe, Asia and the Middle East.

In Europe, Amcor White Cap continued its efficiency improvement program by closing the loss-making Hungarian operation and transferring production to other sites. In Asia, Amcor White Cap commercialised a new patented composite cap for food applications. Its new plant is now fully operational producing at capacity with forward orders requiring additional capacity expansion.

The Bericap joint venture’s revenue and sales were broadly in line with last year. Profit continued to be negatively impacted by the strength of the Canadian dollar against the US dollar for those products exported from Canada to the US. The plant in California delivered stronger results than the prior year. The outlook for this plant is promising, with the continued expansion of its product offering.

AMCOR ASIA

Amcor Asia has 15 plants and 2,400 employees in five countries. Its head office is located in Singapore. It produces a diverse range of products, including fibre packaging, (cartons and sacks), speciality folding cartons and tobacco packaging, flexible plastics, including high value-add medical packaging at the new plant in Singapore and some PET containers and closures.

Amcor Asia had a mixed year. After a solid first half with earnings up 15.1%, the second half was considerably more difficult with earnings down 30% for an overall performance for the year down 9.4% to S$33.7 million.

The major contributor to a poor second half result was a very disappointing performance in the corrugated businesses in Malaysia and Indonesia due to excess capacity and a highly competitive market. Although sales and volumes increased, there was an inability to pass on linerboard raw material cost increases. The carrying values of the corrugated assets have been written down by S$48 million.

The Tobacco Carton business had another good year with sales and earnings higher and an improved performance in the three countries where plants are located.

In January 2005, Amcor acquired a 16.67% share in the Hong Kong listed company, Vision Grande Group Holding Limited, that operates three tobacco packaging businesses in China. This is a strategic investment in the rapidly consolidating Chinese tobacco market.

The Flexibles business, which consists of a medical packaging plant in Singapore and two food flexible packaging plants in China, had another solid year with good returns. Raw material cost increases were generally passed on to customers in a timely manner with minimal impact to earnings.

19

The Aqua Shot bottle, recently launched in New Zealand for Coca-Cola Amatil, is an example of Amcor using its global resources and technology transfer capability to provide innovative solutions for Amcor’s international customers in their local markets. The bottle uses Amcor’s patented Rebound™ technology - originally developed by Amcor PET Packaging in North America where it has been adopted as the standard hot-fill design for all new PET product designs and launches.

The TrayBon® cartonboard baking tray development was just one successful outcome of Amcor’s PLI program last year. It was originally developed by Amcor Cartons Australasia, and the product range has been expanded since inception and gained good market acceptance. Amcor Sunclipse has been working with the Amcor Cartonboard team in Australia and is in the process of introducing this exciting new product line into the packaging products they supply throughout North America.

RESEARCH AND TECHNOLOGY

Research and development of new technologies are an integral part of Amcor’s strategy to remain a market leader. With eight major research centres around the world, plus several other smaller, supporting satellite centres, Amcor has the ability to assist all its businesses around the world. These centres are responsible for the provision of product innovation, technical support, design and intellectual property management. Most importantly, they work as a team to find global solutions to assist colleagues within Amcor, no matter where they are based.

Technology available today makes it possible to have ongoing dialogue between the global research centres and there is regular exchange of information between the groups to ensure that local solutions are made known to other groups in Amcor that can benefit from the latest innovations and knowledge.

Some excellent examples of our scientists and manufacturing teams working together globally during the last year are featured here.

•                  Coca-Cola Amatil (CCA) recently launched the Aqua Shot, a new flavoured water product packaged in an 800ml PET bottle on to the New Zealand market. The bottle uses Amcor’s patented Rebound™ technology specially developed by Amcor PET Technologies.

Rebound™ was originally developed by Amcor PET Packaging in North America where the technology has been adopted as the standard hot-fill design for all new PET product designs and launches. This breakthrough technology includes a number of new features, including lightweighting of approximately 20%.

Deadlines for customer delivery of this totally new product from our PET plant in New Zealand were extremely tight. Amcor’s global PET people swung into action.

•                  Technical designs, drawings and specifications were supplied to the NZ team by the R&T team at Manchester, Michigan in the USA.

•                  Special preforms for the bottles were shipped to New Zealand from Amcor PET Packing in Brecht, Belgium, to ensure that they were exactly right and to help the New Zealand team ensure that new preforms manufactured locally met specifications.

•                  A specialist technician from Amcor PET Packaging in North America joined a specialist project management team from Australia and New Zealand on site to help with manufacturing insights for making the demanding heat set bottles and with establishing specifications.

The Aqua Shot bottle is a great example of Amcor using its global resources and technology transfer capability to come up with innovative solutions for our customers in our local markets.

There is no doubt that Amcor’s Rebound™ has potential to be used in a wide range of PET packaging applications in the future.

•      The TrayBon® cartonboard baking tray development was just one successful outcome of Amcor’s Product Leadership & Innovation program last year. It was originally developed by Amcor Cartons Australasia, and the product range has been expanded since inception and gained good market acceptance.

Now, new markets are opening as a result of the internal sharing of intellectual property and technology between Amcor Australasia and Amcor Sunclipse in North America.

The project went through the PLI process by identifying the Bakery Supply Market segment as a US $5 billion industry in North America and then researching the product’s ability to add value to Amcor Sunclipse’s customers. Additionally, this product provides Amcor Sunclipse with an entry into the US bakery packaging sector, which is currently an untapped market. A full time product manager was hired to drive the project forward and the official rollout was launched at the Division Manager’s meeting in August. Additionally, a full rollout to all of the divisions will occur in the 2nd quarter, which will include product placement into stock at all of the hub warehouses. Currently there are 21 projects under review, waiting on customer approval. A possible US manufacturer has been identified which will reduce lead times and costs compared to shipping the materials in from Australia.

20

The development of the new VinPET wine bottle is a result of Amcor’s vast global knowledge relating to PET with extended oxygen barriers.  In conjunction with major local wineries, Amcor’s Australasian Research and Technology teams worked with their counterparts in Brecht, Belgium and Manchester, Michigan on this exciting new project which has the potential to give Amcor entry into new markets where there are weight and potential safety issues for traditional glass containers.

•      Single serve wines in 187ml glass bottles with 25mm screw caps are immediately associated with airlines and hotels but several factors are delivering growth in the use of this size container, well beyond the normal rate as well as in non traditional market segments. The rise of single occupancy households, venues where glass is unwelcome, venues where sealed beverages are preferred and venues where dispensing by the glass is logistically expensive has led to the growth opportunity for this pack size for wine. These important factors, coupled with weight and potential safety issues for airlines, have provided an opportunity for a PET wine bottle.

Amcor PET Technologies has developed a PET bottle, named VinPET which takes a 25mm long or short skirt roll-on aluminium closure. The VinPET development embraced Amcor’s vast global knowledge for the evaluation of PET with extended oxygen barriers. In conjunction with major local wineries, Amcor’s Australasian Research and Technology teams worked with their counterparts in Brecht, Belgium and Manchester, Michigan on this exciting new project. Wine in PET was studied, using shelf life modelling and advanced shelf life prediction and accelerated techniques. Some of the variables studied included oxygen scavengers and multilayer variables. The European team’s expertise in PET barrier solutions proved invaluable in determining the barrier levels which could be provided. VinPET can be made available for a wine shelf life of 3-5 months, 10-12 months or for 12 months plus.

Amcor is now preparing for an exciting era where VinPET will fit in niche markets.

Amcor’s well developed Product Leadership & Innovation policy has fostered the development of a new generation of ideas and products, and we can now see the tangible benefits of our global teams working together.

SAFETY AND ENVIRONMENT

Amcor is committed to its responsibility for the safety of its people and to the environment. It is the Company’s goal to utilise its resources to create a safe and environmentally responsible workplace. These goals are reflected in the Company’s comprehensive policies and procedures, which are based upon internationally recognised standards.

The target of no injuries is encapsulated in Amcor’s ‘No Injuries’ program which was launched in 1997 and plays an important role in every business unit globally. Since it was introduced, Amcor’s Lost Time Injury Frequency rate has fallen dramatically. Amcor’s safety programs apply equally to employees, contractors and visitors, and are continually updated to enhance the level of safety within the group.

During the 2004-05 year, Amcor must regrettably advise that one employee and one contractor were fatally injured while working at Amcor sites. The first incident involved an employee at the Amcor Interpac site in Dongguan, China, who was fatally injured while operating a forklift truck in the warehouse. The second accident was at the Amcor Flexibles site in Brazil, where a contractor was fatally injured while working on the roof of the factory. In both cases management has been working with the families and co-workers to provide as much support as possible. Both accidents were fully investigated, in conjunction with the authorities, and corrective measures have been conveyed to all Amcor businesses.

The key safety measures used by Amcor are Lost Time Injury Frequency Rate (LTIFR) and Recordable Case Frequency Rate (RCFR). Performance of these measures has improved in the past year. The LTIFR (number of injuries resulting in at least one full work day lost, per million hours worked) was 2.1, which was a reduction of 22% from last year. The RCFR (number of recordable cases, i.e. medical treatments and lost time injuries, per million hours worked was 11.1, a reduction of 20.7% on last year.

Whilst these are significant achievements, the two fatalities continue to remind us that we must always be looking to improve safety in the workplace.

Compliance with the Amcor Safety Standards is continuing to grow throughout the group and the businesses are progressively improving their safety systems. One of the key focus points for many businesses has

21

SUSTAINABILITY AND LIFE CYCLE ANALYSIS

Another important aspect of sustainability is assessing the life cycle of our products. Amcor Research & Technology (ART) performs Life Cycle Analysis (LCA) for large customers and other stakeholders, such as supermarkets, when they are developing new products and would like to assess the environmental impacts of the products or production processes over its entire lifespan.

In one example conducted at ART, a lighter secondary packaging system had a lower environmental impact – despite not being fully recyclable.

However, in some cases the damage to the product because of the lighter packaging could be significant. In this instance, the heavier, recyclable packaging, which provides more protection for the products it contains, is environmentally preferable. The impact of the product is often significantly greater than that of the packaging, so any extra loss of product is important. Sensitivity analysis is a significant factor in fully assessing the situation.

LCA generally does not provide a definitive answer as to what is ‘better’, but it provides a logical framework for making informed decisions.

With the likely changes to the new National Packaging Covenant and the increasing importance of environmental considerations, it is vital for Amcor to consider these issues not just for our sites, but also for the lifespan of our products.

ANNUAL RECORDABLE CASES	ANNUAL LOST TIME INJURIES
Number of full work days lost per million hours worked	Number of full work days lost per million hours worked

* Excludes new businesses which have been acquired less than one year.	* Excludes new businesses which have been acquired less than one year.

been how to improve safety-conscious conduct of co-workers. This has resulted in behavioral safety programs being developed and introduced.

Amcor is committed to the concept of sustainability and managing its operations in an environmentally responsible manner. This commitment is supported by comprehensive systems and monitoring. During the past year, Amcor had one significant environmental incident. At the Amcor Fiber Packaging plant in Box Hill in Australia, there was a diesel spill, which entered a local creek. The site co-operated fully with the authorities and has made improvements to decrease the potential for future spills.

In the past year, focus on reducing waste to landfill and energy use per unit of production has continued across the businesses with improvements being made at many sites.

These improvements and excellence in safety and environmental management are recognised through Amcor’s annual CEO Awards for Safety and Environment. This award is based on achieving an advanced level of safety and environmental performance, as well as involvement with local communities. The 2004 winner of the award was Amcor Cartons in Christchurch, New Zealand. The site has comprehensive safety and environmental programs in place which have underpinned their excellent performance over many years. The site is heavily involved in the local community. In 2004 they undertook two specific community projects. One was the painting out of graffiti on a local stream’s flood gates. This involved the plant coordinating the project with multiple government authorities and taking its safety procedures from the factory out onto the flood gates site. The second project involved liaising with customers, suppliers and a local charity to collect gifts and deliver them, on Christmas Eve, to local families in need.

22

MANAGEMENT DISCUSSION AND ANALYSIS

SALES $ million	PROFIT AFTER TAX BEFORE SIGNIFICANT ITEMS $ million	PROFIT AFTER TAX AND SIGNIFICANT ITEMS $ million

SALES

Net sales for 2004/05 were $11,100 million. This was an increase of 6.7% reflecting the strong performance in PET as a result of growth in Latin America incorporating the full year impact of the acquisitions from Alcoa and Embotelladoras Arca. The sales increase also included the pass through of resin price increases in all regions. There was modest growth in the other business groups offset by an overall reduction of 1.5% due to the change in the value of the Australian dollar against the Euro, the US and Singapore dollars.

PROFIT AFTER TAX BEFORE SIGNIFICANT ITEMS

Profit after tax before significant items increased 0.6% from $440.3 million to $443.0 million. These profit numbers are before the payment of the coupon on the convertible securities (PACRS), which was $52.3 million in 2005 and $52.4 million in 2004. This payment is treated as a distribution of profit for accounting purposes, however it is netted off profit after tax for the calculation of earnings per share.

The rising Australian dollar negatively impacted profit after tax through the translation of foreign earnings back into Australian currency by approximately $7 million compared to the previous year.

Earnings per share decreased 0.4% from 44.7 cents to 44.5 cents.

PROFIT AFTER TAX AND SIGNIFICANT ITEMS

Profit after tax and significant items fell from $345.7 million in 2003/04 to $173.2 million in 2004/05.

Net significant items after tax for 2004/05 were $269.8 million loss, comprising Amcor PET business integration and restructuring $37.0 million, Amcor Flexibles’ market sector rationalisation $24.7 million, and the write-down of assets of $208.1 million. The asset write-downs relate to the closure of three Canadian plants in PET, the Paper assets in Australasia as a result of the review currently being undertaken of these facilities, three poorly performing plants in Flexibles and the Corrugated assets in Asia.

Net significant items after tax for 2003/04 were $94.6 million loss, comprising Amcor PET business integration and restructuring $19.9 million, Amcor Flexibles’ market sector rationalisation $66.9 million, and the write-down of residual Twinpak business assets of $7.8 million, following the integration of Amcor’s North American PET operations.

23

AMCOR PET PACKAGING

The PET packaging business increased PBITA in US$ terms by 2.7% to $195.4 million. Return on average funds invested (AFI) decreased slightly to 9.7%. The business delivered good earnings growth in Latin America due to organic growth and the full year impact of the acquisitions from Alcoa and Embotelladoras Arca in the prior year. North American earnings were slightly down on the prior year with the 3% volume growth being offset by inflationary pressures in energy and related costs. In Europe, earnings declined due to volumes being down as a result of the cool summer and the significant reduction in refillable containers in Germany.

$ million
Year 2005	A$	US$

Sales	3,645	2,733
PBITA	260.5	195.4
PBITA/AFI (%)	9.7	9.7

Year 2004	A$	US$

Sales	3,205	2,275
PBITA	268.2	190.3
PBITA/AFI (%)	10.0	10.0

AMCOR SUNCLIPSE

Amcor Sunclipse achieved a steady result with PBITA up 2.4% in local currency terms to US$41.9 million and returns increased slightly to 12.7%. The strong first half earnings were impacted by second half earnings down 30.2% on the same period last year reflecting the difficult operating conditions in the US.

$ million
Year 2005	A$	US$

Sales	1,219	914
PBITA	55.8	41.9
PBITA/AFI (%)	12.7	12.7

Year 2004	A$	US$

Sales	1,158	822
PBITA	57.6	40.9
PBITA/AFI (%)	12.6	12.6

AMCOR AUSTRALASIA

The Australasian business’ PBITA remained flat at A$316.8 million. Returns on average funds invested decreased from 17.3% to 16.9%. The business achieved a solid result across all the manufacturing divisions in the first half offset by a poorer second half mainly due to the weakening Australian economy. Funds invested increased due to the commissioning of the second glass furnace although sound working capital management partly offset the increase. The glass plant had another successful year with the second furnace commissioned slightly ahead of schedule enabling additional sales.

$ million
Year 2005	A$

Sales	2,572
PBITA	316.8
PBITA/AFI (%)	16.9

Year 2004	A$

Sales	2,538
PBITA	316.5
PBITA/AFI (%)	17.3

AMCOR RENTSCH AND AMCOR CLOSURES

Amcor Rentsch and Amcor Closures had a solid year with PBITA up 7.7% to €64.6 million in local currency terms and returns higher at 14.4%. The tobacco packaging business delivered an improved result albeit on lower sales with the plant in Russia again producing a good increase in earnings. The closures operations achieved earnings in line with last year despite sales being 1% lower than the prior year.

$ million
Year 2005	A$	€

Sales	984	582
PBITA	109.1	64.6
PBITA/AFI (%)	14.4	14.4

Year 2004	A$	€

Sales	1,012	604
PBITA	100.6	60.0
PBITA/AFI (%)	13.9	13.9

AMCOR FLEXIBLES

For Amcor Flexibles, PBITA was up 8.2% in local currency terms to €84.6 million, however returns remained constant at 9.6%. The business was adversely affected by substantial raw material cost increases, which hit hardest in the January – March 2005 quarter. Significant success was achieved in passing on these cost increases although they were not fully recovered. A range of cost cutting measures, including the closure of the Netherlands plant and restructuring of other plants causing approximately 700 people to leave the organisation, has helped to offset the impact of the raw material price increases. The strong Euro exchange rate against the US dollar continues to put pressure on export margins of both Eurozone manufacturing plants and their customers.

$ million
Year 2005	A$	€

Sales	2,419	1,431
PBITA	143.0	84.6
PBITA/AFI (%)	9.6	9.6

Year 2004	A$	€

Sales	2,241	1,336
PBITA	131.2	78.2
PBITA/AFI (%)	9.6	9.6

AMCOR ASIA

Amcor Asia had a mixed year. After a solid first half with earnings up 15.1%, the second half was considerably more difficult with earnings down 30% for an overall performance for the year down 9.4% to S$33.7 million PBITA. The tobacco packaging operations had a good year with improved performance in all plants but this was offset by the corrugating businesses in both Malaysia and Indonesia. The flexibles business achieved another year of increased earnings.

$ million
Year 2005	A$	Sing$

Sales	263	329
PBITA	27.0	33.7
PBITA/AFI (%)	10.7	10.7

Year 2004	A$	Sing$

Sales	250	304
PBITA	30.5	37.2
PBITA/AFI (%)	13.2	13.2

24

STATEMENT OF FINANCIAL POSITION

$ million	2005	2004

Current assets	3,337	3,052
Property, plant and equipment	4,400	4,745
Intangibles	1,767	2,063
Investments and other assets	395	426
Total Assets	9,899	10,286

Short term debt	729	728
Long term debt	1,748	1,776
Creditors and provisions	2,758	2,742
Convertible notes	301	332
Shareholders’ equity (incl PACRS)	4,363	4,708
Total Liabilities and Shareholders’ Equity	9,899	10,286

Total assets at 30 June 2005 were $9,899 million compared with $10,286 million at 30 June 2004, which is a decrease of 3.8%. Total liabilities decreased from $5,578 million to $5,536 million whilst shareholders’ equity decreased by 7.3% between the two balance dates. The effect of the strong Australian dollar reduced shareholders’ equity and the current year’s profits have been impacted by the significant items of $269.8 million. The negative impact of the stronger Australian currency has only a notional effect as there is little repatriation of net profit from Amcor’s overseas businesses to Australia.

DEBT FUNDING

			Average
			Interest
	$ million	%	Rate %

Fixed	1,608	58	5.6
Variable	1,170	42	4.3
Total	2,778	100	5.0

Total debt including convertible notes at June 2005 was $2,778 million compared with $2,836 million at 30 June 2004. The interest rate on $1,608 million (58% of total debt) was fixed at an average rate of 5.6%. The average interest rate on the variable portion of debt was 4.3% giving an overall average interest rate of 5.0%. The average maturity on non-current debt at 30 June 2005 was 5.4 years.

Amcor’s debt is held in various currencies matching the currencies in which assets are held, thereby acting as a substantial hedge against movements in exchange rates.

CORPORATE AND OTHER COSTS

Corporate and other costs not allocated to business groups represent centrally incurred costs of managing Amcor’s global businesses and include the Board and associated activities, executive management, financial services, human resources and corporate affairs costs, as well as the costs of certain special exercises.

In 2004/05, corporate and other costs totalled $74.4 million compared with $73.5 million in 2003/04. These costs have grown in recent years, reflecting Amcor’s expanding global business base and response to increased regulatory change.

GEARING
$ million

Gearing is the ratio of net debt to the sum of net debt and shareholders’ equity. At 30 June 2005, Amcor’s gearing ratio was 37% compared with 36% at 30 June 2004.

NET INTEREST COVER
PBITA
Times

Net interest cover represents the number of times that net borrowing costs are covered by PBITA. For 2004/05, net interest cover was 4.4 times declining slightly from 2003/04. On a PBITDA basis (net profit before interest, tax, depreciation and amortisation), interest cover for 2004/05 was 6.8 times compared with 6.9 times last year.

25

OPERATING CASH FLOW
PBITDA
$ million

Profit before interest, depreciation, amortisation and tax (before allowing for significant items) increased by 0.9% from $1,286 million in 2003/04 to $1,298 million in 2004/05. This measure is representative of the operating cash flow of the group. The small increase reflects the net effect of higher business group profits as recorded in local currencies, offset on translation to A$ by the strength of the A$ against Amcor’s other major business currencies.

BORROWING COSTS

$ million

Interest paid	150
Interest received	(21)
Borrowing fees and charges	8
Total	137

Borrowing costs include interest payable on funding facilities (net of interest received on deposits), costs of arranging new funding facilities and costs associated with the maintenance of ongoing facilities, e.g. various bank and loan charges.

INCOME TAX

$ million

Tax provided in statutory profit	59
Movement in tax balance sheet items	57
Cash tax paid	116

The tax expense for 2004/05 was $59 million, net of a tax benefit of $59 million relating to significant items. After taking account of timing differences and other factors, including amongst other things currency movements and acquisitions, the cash payment relating to income tax was $116 million.

DIVIDENDS AND DISTRIBUTIONS

$ million

Dividends declared	290
Dividends applied to repay employee loans	(3)
Cash dividend paid	287
Dividends paid to minority interests	8
PACRS distribution	52

The total cash distribution to equity holders during 2004/05 was $287 million. Dividends declared on ordinary shares amounted to $290 million but $3 million of this dividend was applied to repay employee loans associated with the employee share plans. The cash distribution to holders of Amcor’s PACRS (Perpetual Amcor Convertible Re-set Securities) was $52 million.

26

USE OF OPERATING
CASH FLOW 2005
$ million

After allowing for payments relating to borrowing costs, taxes, dividends and other items, the group’s ‘free’ cash flow for the 2004/05 year was $511 million. Other items include payments from provisions, sundry asset purchases and profit on sale of assets (accounted for as part of divestments). Working capital increased in 2004/05 by $59 million.

USE OF FREE CASH FLOW AND DEBT

$ million

Free cash flow	511
Net capital expenditure	(570)
Acquisitions and divestments	(35)
Other items	(3)
Movement in debt/cash	(97)

The ‘free’ cash flow of $511 million was more than sufficient to fund the group’s ‘maintenance’ capital expenditure requirements (around $294 million) and contribute to the ‘growth’ capital expenditure and acquisitions program.

CAPITAL EXPENDITURE

Business Unit	$ million

Amcor Australasia	188
Amcor PET Packaging	225
Amcor Flexibles	133
Amcor Sunclipse	15
Amcor Rentsch and Amcor Closures	79
Amcor Asia	7
Total	647
Disposals	(77)
Net capital expenditure	570

Net capital expenditure in 2004/05 was $570 million after taking into account various plant and equipment disposals of $77 million. The major items of capital expenditure in 2004/05 related to the purchase of PET equipment as a result of the footprint restructuring and the building of the second furnace at the Gawler Glass plant in Australia.

ACQUISITIONS AND DIVESTMENTS

$ million

Vision Grande	34
Other acquisitions	12
Divestments	(11)
Total	35

The largest acquisition during 2004/05 was the investment in Vision Grande in Asia.

WORKING CAPITAL
$ million

Total working capital at June 2005 was $1,134 million compared with $1,090 million at June 2004, an increase of 4%. The net effect of business acquisitions and disposals was a small decrease of $2 million. Excluding the effect of acquisitions, disposals and currency valuation changes, working capital increased by $59 million largely as a result of rising raw material prices.

27

THE BOARD OF DIRECTORS AND COMPANY SECRETARY

C I (CHRIS) ROBERTS

INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHAIRMAN

BCom.

Substantial knowledge of fast moving consumer products, where the packaging component is significant, gained through executive roles in Australia, New Zealand, the United Kingdom and Indonesia. Former roles include Chairman and Managing Director of Arnotts Ltd (January 1996-January 1999), Managing Director of Orlando Wyndham Wines Ltd (October 1987-December 1990), Chairman of Email Ltd (June 1999-February 2001) and Director of Telstra Corporation Ltd (December 1991-November 2000) and MLC Life Ltd (August 1992-February 1995).

Director of Australian Agricultural Company Ltd (since June 2001), Cockatoo Ridge Wines Ltd (since February 2002), The Centre for Independent Studies (since August 2004) and Adviser to Control Risk Group PLC. Former Chairman of Winifred West Schools Ltd (February 2003-March 2004). Former Director of Petaluma Wines (February 1999-December 2001). Chairman of Executive and Nomination Committees and was a member of the Audit and Compliance Committee from 1 July 2004 to 7 December 2005. Director since February 1999 – appointed Chairman 2000. Appointed Executive Chairman from December 2004 to June 2005. Continues as Non-Executive Chairman from July 2005.

K N (KEN) MACKENZIE

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

BEng.

Mr MacKenzie has extensive experience across all of Amcor’s major packaging business segments in the Americas, Australia, Asia and Europe. Joined Amcor 1992. Former positions: Group Managing Director, Amcor Rentsch and Closures 2001-2005; Group General Manager Amcor Flexibles Australasia 1999-2001; General Manager Corporate Sales and Marketing, Amcor Containers Packaging 1997-1999; Senior finance and operational roles, Amcor PET Packaging North America 1992-1997; Prior to joining Amcor, Manager Manufacturing Strategy Practice, Accenture 1987-1992. Member of Executive, Nomination and Human Resources Committees. Appointed Managing Director & CEO July 2005.

G J (JOHN) PIZZEY

INDEPENDENT NON-EXECUTIVE DIRECTOR

BEng (Chem), Dip. Mgt.

Extensive knowledge of the international resources industry and general management. Formerly Executive Vice President and Group President Primary Products for Alcoa Inc. and Chairman of London Metal Exchange. Chairman of Range River Gold Ltd (since June 2004). Director of St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003). Previous directorships held; WMC Resources Ltd (November 2003-June 2005), Alcoa of Australia (April 1999-December 2003), ION Limited (in administration) (October 1999-August 2005), Chairman 2004-2005, London Metal Exchange Limited (UK) (1997-December 2003), London Metal Exchange Holdings Limited (UK) (December 2002-December 2003), International Aluminium Institute Ltd (UK) (1998-December 2003), and various subsidiaries of Alcoa Inc (USA) (1994-2003). Member of Human Resources and Nomination Committees. Director since September 2003.

E A (ELIZABETH) ALEXANDER

INDEPENDENT NON-EXECUTIVE DIRECTOR

AM, BCom, FCA, FCPA, FAICD.

Former Partner of PricewaterhouseCoopers with broad governance, accounting and financial reporting experience. Currently Director of Boral Ltd (since September 1994), CSL Ltd (since July 1991), DRFM as the responsible entity for the DB RREEF Trust since January 2005 and Deputy Chairman of Winston Churchill Memorial Trust and Financial Reporting Council. Chairman of Board of Advice to the Salvation Army (Southern Command) and member of the Takeovers Panel. Former Chairman of Australian Institute of Company Directors (October 2000-November 2003). Chairman of Amcor Superannuation Fund and member of the Audit and Compliance, Human Resources and Nomination Committees. Director since April 1994.

J G (JOHN) THORN

INDEPENDENT NON-EXECUTIVE DIRECTOR

FCA.

A partner with PricewaterhouseCoopers for over 20 years, serving major local and international companies. National Managing Partner of the Australian firm of PWC since 2001, retiring from that position in September 2003. Extensive global experience, in particular in the Asia Pacific region, in audit, accounting, corporate governance and international management groups. Director of Caltex Australia Limited (since June 2004), National Australia Bank Limited (Audit Committee Chairman) (since October 2003) and Salmat Limited (since September 2003). Chairman Audit and Compliance Committee (since February 2005) and member of the Nomination Committee. Director since December 2004.

28

D C K (CHARLES) ALLEN

INDEPENDENT NON-EXECUTIVE DIRECTOR

AO, MA, MSc, FTSE, FAICD.

Extensive Board and international management experience. Former roles include Chairman of National Australia Bank (October 1992-February 2004) and CSIRO (November 1996-November 2001), Managing Director of Woodside Petroleum (January 1980-May 1996) and Chairman of North West Shelf Project Committee (January 1980-June 1995). Currently Director of The Australian Gas Light Company (since October 1996), Air Liquide Australia Ltd (since April 1998) and Earthwatch Australia Ltd (since July 1995). Member of Executive, Audit and Compliance and Nomination Committees. Director since September 1996.

G A (GEOFF) TOMLINSON

INDEPENDENT NON-EXECUTIVE DIRECTOR

BEcon.

With extensive experience in, and exposure to, the financial services industry in Australia and internationally, Mr Tomlinson is a former Group Managing Director of National Mutual Holdings Ltd (October 1992-September 1998). Currently Chairman of Funtastic Ltd (since May 2000) and Programmed Maintenance Services Ltd (since August 1999). Deputy Chairman of Hansen Technologies Ltd (since March 2000) and Director of Mirrabooka Investments Ltd (since February 1999) and National Australia Bank Ltd (since March 2000). Formerly Director of Neverfail Spring Water Ltd (April 1999-September 2003) Chairman, Pineapplehead (March 2000-June 2002) and Reckon Ltd (June 1999-August 2004) (Chairman). Chairman Human Resources Committee and member of the Nomination Committee. Director since March 1999.

R K (KEITH) BARTON

INDEPENDENT NON-EXECUTIVE DIRECTOR

BSc, PhD, FTSE, FAICD.

As a former Managing Director of James Hardie Industries Ltd (April 1993-October 1999) and Executive Director CSR Ltd (January 1990-March 1993), Mr Barton has gained broad management experience in manufacturing in Australia and internationally. Currently Director of Air Liquide Australia Ltd (since December 2004), Coles Myer Ltd (since July 2003), Tower Ltd (since October 2001), Citect Ltd (since December 2001) and RBS RVIB VAF Ltd (since November 2004). Previously director of Goodman Fielder Ltd (Chairman) (March 2002-April 2003). Member of Executive, Audit and Compliance and Nomination Committees. Director since November 1999.

J F (JULIE) MCPHERSON

COMPANY SECRETARY

Dip Law SAB, M AppFin.

As both an investment banker and a lawyer, Mrs McPherson has broad experience in corporate governance, finance and commerce. Admitted as a solicitor in Victoria and NSW and admitted to practice in the High Court. Formerly a partner of a major national law firm. Prior to joining Amcor, she has held executive, legal and commercial positions, including Company Secretary and General Counsel at Goodman Fielder, and Deputy Managing Director of Dresdner Kleinwort Bensen. Company Secretary since April 2005.

29

DIRECTORS’ REPORT

Your directors present their report together with the financial report of Amcor Limited (‘the Company’) and of the consolidated entity, being the Company and its controlled entities for the year ended 30 June 2005 and the independent audit report thereon.

CONTENTS OF DIRECTORS’ REPORT

Board of Directors
Company Secretary
Directors’ Meetings
Principal Activities
Operating and Financial Review
State Of Affairs
Dividends
Events Subsequent to the End of the Financial Year
Likely Developments
Environmental Performance
Directors’ Interests
Share Options
Indemnification and Insurance of Officers
Non-audit Services
Rounding Off
Remuneration Report
Corporate Governance Statement
• Board of Directors
• Term of Office Held by Each Director
• Nomination Committee
• Executive Committee
• Human Resources Committee
• Audit and Compliance Committee
• Risk Management
• Ethical Standards
• Communication with Shareholders
• ASX Corporate Governance Principle 4 and Principle 7
Declarations

BOARD OF DIRECTORS

The following persons were directors of Amcor Limited during the whole of the financial year or as at the date of this report.

C I (Chris) Roberts; E A (Elizabeth) Alexander; D C K (Charles) Allen; R K (Keith) Barton; G J (John) Pizzey; and G A (Geoff) Tomlinson. J G (John) Thorn (appointed on 8 December 2004). K N (Ken) MacKenzie (appointed on 1 July 2005).

R H (Russell) Jones (resigned from the Board on 7 December 2004).

The qualifications, experience and special responsibilities of directors are set out on page 28 and 29 of this report.

COMPANY SECRETARY

J F (Julie) McPherson was appointed Company Secretary on 30 April 2005. The qualifications of the Company Secretary are set out on page 29 of this report.

Mr Bert Guy was Company Secretary prior to Mrs McPherson. Mr Guy retired from the Company at the end of April 2005, following 16 years of distinguished and valued service.

30

DIRECTORS’ MEETINGS

					Audit and		Human
			Executive		Compliance		Resources
	Board		Committee		Committee		Committee
	(A)	(B)	(A)	(B)	(A)	(B)	(A)	(B)

E A Alexander	6	6			7	8	2	3
D C K Allen	5	6	5	6	6	8
R K Barton	6	6	6	6	8	8
R H Jones#	3	3	2	2	3	3	1	1
G J Pizzey	6	6					3	3
C I Roberts*#	6	6	6	6	7	8	3	3
G A Tomlinson	6	6					3	3
J G Thorn	4	4			4	4

(A)      Number of meetings attended

(B)        Number of meetings held during the time the director held office or was a member of the committee during the year.

#                 Attends Audit and Compliance Committee meetings by invitation.

*                 Attends Human Resources Committee meetings in an ex-officio capacity

Note: As the Nomination Committee comprises the full Board any matters referred to the Nomination Committee were dealt with by the Board.

UNSCHEDULED MEETINGS

As a result of the Australian Competition and Consumer Commission (ACCC) and the New Zealand Competition Commission (NZCC) investigation, the Board met on a number of additional occasions both formally and informally. The Board also established a Competition Law Committee during the initial investigation period to assist the Board in relation to competition law. The members of the Committee were C I Roberts, R K Barton, G A Tomlinson and G J Pizzey. Other directors attended by invitation. This committee met both formally and informally. The committee ceased to exist in January 2005 when all competition law matters were considered by the full Board. Details of these unscheduled meetings are set out below.

In addition to the unscheduled meetings there were an additional six impromptu Board discussions with available Board members during November, December, January and February to discuss the ACCC and NZCC investigation.

			Unscheduled
			Competition
	Unscheduled		Law Committee
Director	Board Meetings		Meetings
	(A)	(B)	(A)	(B)

E A Alexander	3	3	2	2
D C K Allen	2	3	1	2
R K Barton	3	3	2	2
R H Jones	1	2
G J Pizzey	2	3	2	2
C I Roberts	3	3	2	2
G A Tomlinson	3	3	1	2
J G Thorn	2	2	1	1

(A)      Number of meetings attended

(B)        Number of meetings held during the time the director held office or was a member of the committee during the year.

SPECIAL DUTIES OF CHAIRMAN

Due to the resignation of Amcor’s Managing Director & Chief Executive Officer on 7 December 2004, Mr Chris Roberts undertook the position of Executive Chairman for the period 8 December 2004 – 30 June 2005, pending the appointment of a replacement Managing Director & Chief Executive Officer. Accordingly, during that period, Mr Roberts was not considered an independent director. As this position was taken up under urgent and special circumstances, the Board has resolved (in accordance with ASX Corporate Governance Principles) that it considers Mr Roberts to be independent following his resignation as Executive Chairman and reappointment as Non-Executive Chairman on 1 July 2005.

31

DIRECTORS’ REPORT STATUTORY MATTERS

PRINCIPAL ACTIVITIES

The general activities of the consolidated entity (comprising Amcor Limited and its controlled entities) are set out on pages 14 to 22 of this report. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

OPERATING AND FINANCIAL REVIEW

A review of operations of the consolidated entity during the financial year and the results of these operations is contained in pages 14 to 22 of this report.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2005 were as follows:

•                  On 22 November 2004, the Board of Amcor Limited became aware of information that led it to believe that its Australian business may have been involved in conduct which breaches competition laws. On receipt of that information, the Board immediately:

•                  Notified the ACCC and the NZCC of the information and advised the ACCC and the NZCC that it would cooperate fully with any investigation;

•                  Notified the ASX of possible breaches of competition laws; and

•                  Instructed its legal advisers to review the available information and to conduct interviews with relevant members of management who may be able to assist in the investigation.

The Board met to receive and consider an interim report in the matter from its legal advisors and resolved to accept offers of resignation given by each of Mr Russell Jones (Managing Director of the Company) and Mr Peter Sutton (Managing Director, Amcor Australasia) from their employment (and any directorships and other positions) with the Amcor Group. Mr Peter Brown retired as Managing Director of Amcor Australasia in October 2003 and became a consultant to the Company. That consultancy was also terminated.

Following the resignations, the Board determined Messrs Jones and Sutton would receive their minimum legal entitlements only on termination. Any additional payments (whether by way of accrued performance payments or payments in lieu of notice or otherwise) were not made to them.

Following the announcement, the Board made the following interim appointments:

•                  Mr Chris Roberts (Chairman) became Executive Chairman.

•                  Mr Louis Lachal, who was the Executive General Manager Operations, became the Acting Chief Operating Officer of the Company.

•                  Mr Darryl Roberts, who was the Group General Manager Fibre Packaging in Australasia became the Acting Managing Director of Amcor Australasia.

The Board immediately commenced the process of identifying suitable candidates for subsequent appointment to the executive positions. In May 2005, the Board announced the appointment of Mr Ken MacKenzie to the position of Chief Executive Officer and Managing Director effective from 1 July 2005. Mr Louis Lachal was appointed Managing Director Amcor Australasia from 12 July 2005 while Mr Darryl Roberts, took up an expanded role as Group General Manager Amcor Fibre Division, encompassing responsibility from 12 July 2005 for Australasian business performance with corrugated boxes, folding cartons, and the Paper Division. Further details are contained in Note 34 of the Full Financial Report and on page 3 of the Concise Report.

•                  Amcor gained a favourable decision of the High Court in the matter of Amcor Ltd vs Construction, Forestry, Mining and Energy Union (CFMEU) and is pleased its resolve in pursuing the matter to the High Court has been rewarded. The Federal Court had previously decided that the demerger of PaperlinX from Amcor in April 2000, and the necessary transfer of employees from Amcor to PaperlinX connected with that demerger, triggered an entitlement to redundancy/severance payments. The High Court decision in March 2005 overturns the earlier decisions of the Federal Court and by a unanimous decision, found that no such entitlement arises.

•                  Amcor undertook a share buy-back and cancellation of 2,205,000 shares at an average price of $7.00.

•                  The granting of 5,921,500 options and the lapse/cancellation of 8,616,955 options over ordinary shares of the Company to senior executives.

Commentary on the overall state of affairs of the consolidated entity is set out on pages 1 to 71 of this report.

DIVIDENDS

Dividends paid or declared by the Company to members during the financial year were as follows:

Type	Cents per share	Total amount $ million	Franked/Unfranked	Date of payment

Declared and paid during the year
• Final 2004	16	140.6	40% franked	29 September 2004
• Interim 2005	17	149.6	28% franked	23 March 2005
Declared after end of year
• Final 2005	17	149.4	22% franked	28 September 2005
Dealt with in the Concise Financial Report as:
• Dividends (Note 2)		290.2
• Noted as a subsequent event (Note 6)		149.4

32

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Since the end of the financial year, the directors declared a final dividend of 17 cents per share payable on 28 September 2005. The total amount of this dividend is $149.4 million. The financial effect of this dividend has not been brought to account in the financial statements in the year ended 30 June 2005 and will be recognised in subsequent financial reports.

From 1 July 2005, the consolidated entity must comply with International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AIFRS). Details of the progress of the implementation project and the expected impact of the transition to AIFRS on the financial report for the year ended 30 June 2005 are included in Note 39 of the Full Financial report. The consolidated entity is expected to be in a position to fully comply with the reporting requirements of AIFRS for the half year to 31 December 2005 and the financial year to 30 June 2006.

LIKELY DEVELOPMENTS

Likely developments in the operations of the Company and the entities it controls that were not finalised at the date of this report included the announcement at the full year results that some non-core operating assets are targeted to be divested over the next 12-24 months. No specific details were given regarding which assets are involved.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL PERFORMANCE

Commentary regarding the Company’s performance on environmental regulations is outlined in the Corporate Governance Statement on page 50 and also in the Review of Operations section on page 21.

DIRECTORS’ INTERESTS

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 at the date of this report is as follows:

	Balance at	Received during	Other changes	Balance at
	the beginning	the year on the	during	the end of
Name	of the year	exercise of options	the year	the year

Directors of Amcor Limited

Ordinary shares

C I Roberts	114,421	Nil	21,061	135,482
K N MacKenzie#	1,200	103,000	(93,000)	11,200
E A Alexander*	26,258	Nil	5,671	31,929
D C K Allen	55,857	Nil	3,858	59,715
R K Barton	25,270	Nil	4,120	29,390
G J Pizzey	6,408	Nil	5,840	12,248
J G Thorn	Nil	Nil	3,915	3,915
G A Tomlinson	39,684	Nil	4,638	44,322

# Not previously disclosed as appointed to the Board 1 July 2005

* E A Alexander also holds 50,000 partly paid shares paid to 5 cents

R H Jones held 381,764 shares at the start of the year and resigned as a director during the year.

33

SHARE OPTIONS

UNISSUED SHARES UNDER OPTION

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry Date(1)	Exercise Price		Number of Options

14 September 2005	$5.16	(2)	350,000
1 October 2005	$5.10	(2)	1,327,000
13 September 2006	$6.02	(2)	720,000
1 October 2006	$6.03	(2)	300,000
1 July 2007	$7.30		300,000
1 July 2007	$7.40		1,577,500
1 October 2007	$7.25		80,000
23 March 2010	$7.87	(2)	481,490
24 March 2010	$7.87	(2)	4,130,045
2 August 2010	$6.84	(2)	5,625,200
1 November 2012	$8.20	(2)	3,978,480
Total			18,869,715

(1)	All options expire on the earlier of their expiry date or termination of the employee’s employment
(2)	These options have been granted subject to the Company achieving various performance hurdles. These options do not entitle the holder to participate in any share issue of the Company

SHARES ISSUED ON EXERCISE OF OPTIONS

During or since the end of the financial year, the Company issued 2,137,500 ordinary shares for $12,545,475 as a result of the exercise of options as follows:

Amount Paid on Each Share	Number of Shares Issued	Proceeds Received

$6.47	432,500	$2,798,275
$5.43	100,000	$543,000
$5.10	42,500	$216,750
$5.16	220,000	$1,135,200
$5.10	56,000	$285,600
$6.02	492,500	$2,964,850
$5.10	164,000	$836,400
$6.62	50,000	$331,000
$5.30	10,000	$53,000
$5.10	290,000	$1,479,000
$6.62	50,000	$331,000
$5.30	10,000	$53,000
$6.03	80,000	$482,400
$7.40	140,000	$1,036,000
Total	2,137,500	$12,545,475

34

INDEMNIFICATION AND INSURANCE OF OFFICERS

The Company has agreements with each of the directors of the Company in office at the date of this report, all former directors and certain present and former officers of the Company, indemnifying these officers against any liability to any person other than the Company or a related body corporate that may arise from their acting as officers of the Company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith or otherwise prohibited by law.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors’ and officers’ liability and legal expenses and insurance contracts as such disclosure is prohibited under the terms of the contract.

The Company provided indemnities to Mr Peter Sutton, Mr Peter Brown and Mr Russell Jones for reasonable legal expenses incurred by them in their personal capacity in respect of investigations by the ACCC and NZCC and by the Company into possible breaches of competition law. The indemnities granted to Mr Sutton and Mr Brown are each limited to $100,000. As at 31 July 2005, Mr Sutton has been reimbursed $52,010.81 for legal fees, Mr Brown $2,711.50 for legal fees and Mr Jones $11,220 for legal fees. Mr Sutton, Mr Brown and Mr Jones are continuing to provide assistance to the ACCC and the NZCC and the Company in their investigations.

NON-AUDIT SERVICES

During the year, KPMG, the Company’s auditors, have performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and, in accordance with written advice provided by resolution of the Audit and Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•                  All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Compliance Committee to ensure they do not impact the integrity and objectivity of the auditor; and

•                  The non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditors’ independence declaration as required under Section 307C of the Corporations Act is included in the Directors’ report on page 53.

Details of the amounts paid to the auditors of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below and also referred to in Note 6 of the Full Financial Report.

	Consolidated
$ 000s	2005	2004

AUDIT SERVICES:

Auditors of the Company – KPMG:
Audit and review of financial reports(1)	9,151	7,407

OTHER SERVICES:

Auditors of the Company – KPMG:
Taxation services	785	1,157
Completion audits and acquisition/equity raising due diligence	—	82
Other assurance services (mainly local jurisdiction assurance services)	2,805	2,606
Sub-total Other Services	3,590	3,845
Total Auditors’ Remuneration	12,741	11,252

(1)  Audit fees for 2005 include amounts associated with the audit of transition to AIFRS reporting standards of $1,560,000

ROUNDING OFF

The Company is of a kind referred to in the ASIC Class Order 98/100 dated 10 July 1998. In accordance with that Class Order, amounts in the Financial Report and Directors’ Report have been rounded off to the nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically stated otherwise.

35

REMUNERATION REPORT

1. INTRODUCTION

The Board recognises that Amcor operates in a competitive global environment and that the Company’s performance depends on the quality of its people. Amcor must be able to attract, retain and motivate high calibre directors and senior executives to deliver its financial and operating objectives.

The Human Resources Committee, which operates under the delegated authority of the Board, is focused on ensuring that these goals are met. Its primary objective is to recommend to the Board executive development and remuneration strategies and policies for directors and senior executives of the Company.

In this report, Remuneration for Executive Directors and Company Executives (referred to as ‘Senior Executives’) and Remuneration for Senior Executives and Non-Executive Directors are set out in separate sections.

2. REMUNERATION PHILOSOPHY

Amcor’s remuneration philosophy focuses on ensuring that Senior Executives are motivated to pursue the long-term growth and success of the Company within an appropriate control framework and that there is a clear relationship between key executive performance and remuneration.

The principles align executive reward with achievement of strategic objectives, the creation of shareholder value and conform to market best practice. The Board ensures that executive reward satisfies the following key criteria for good governance practices:

•                  competitiveness and reasonableness

•                  performance linkage

•                  transparency

A Senior Executive’s reward is determined by the performance of the individual and the performance of the Company over a number of years. Greater emphasis is given to the current and prior year.

In accordance with best practice corporate governance, Non-Executive Directors do not receive performance based remuneration.

3. SENIOR EXECUTIVES’ REMUNERATION

3.1 OVERVIEW

Senior Executive remuneration is formulated in consultation with external remuneration consultants. It is designed to be market competitive and complementary to the reward strategy of the Company. Its objective is to align the interests of the Senior Executives with the interests of the Company and its shareholders, with the purpose of maximising the Company’s earnings and improving shareholder wealth.

It is based on:

a)              Alignment to shareholders’ interests by:

•     focussing on sustained growth in share price through improving profitability and return on assets;

•     concentrating the executive on key non-financial drivers of value;

•     attracting and retaining high calibre executives; and

b)             Alignment to the Senior Executives’ interests and responsibilities by:

•     rewarding capability and experience;

•     reflecting competitive reward for contribution to growth of shareholder wealth;

•     providing a clear structure for earning rewards; and

•     providing recognition for contribution.

Senior Executive Remuneration is divided into two components.

The first component is fixed remuneration. The second is the variable component which is subject to meeting KPI’s (key performance indicators) and performance hurdles. This ‘at risk’ component is made up of short term incentives (STI) and long term incentives (LTI) and takes the form of cash payments or equity plans. The Company’s policy is to target variable remuneration to be between 25% and 100% of fixed remuneration. As executives gain seniority within the Company, the balance of this mix shifts to a higher proportion of ‘at risk’ rewards within those percentages.

3.2 FIXED REMUNERATION

This is targeted to be reasonable and fair, taking into account the Company’s global positioning and labour market conditions and the individual’s geographic location.

It takes into account the scope and nature of the individual’s role, their qualifications, experience and performance in that role. Each role is benchmarked by reference to the Hay Grading System.

Fixed remuneration is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-monetary benefits at the Senior Executive’s discretion, such as benefits including health insurance and car allowances. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for Senior Executives is reviewed annually to ensure the pay is competitive with the market and also reviewed on promotion.

Retirement benefits are delivered under pension funds. Some of these funds currently provide defined benefits based on years of service and final average salary and/or accumulation type benefits. New employees are no longer entitled to join a defined benefit fund.

3.3 VARIABLE REMUNERATION

This element of the Senior Executive package is made up of two components – short term incentives and long term incentives. These plans are considered to be important elements of employee remuneration, providing tangible incentives for Senior Executives to improve the Company’s global short and long term performance.

3.3.1 Short Term Incentives

A short term incentive may be awarded to a Senior Executive subject to achievement of performance conditions consisting of meeting company and personal objectives. Company objectives can vary from year to year as determined by the Board.

Incentives (bonuses) are payable either in cash on 30 September each year or by the issue of shares. Using a profit target as one of the performance triggers ensures a significant portion of this variable reward is only available when value has been created for shareholders and when profit is consistent with the business plan.

Each executive has a target STI opportunity expressed as a % of base salary, depending on the accountabilities of the role and impact on organisation or business unit performance. This varies from 25% to 100% of base salary at the most senior level.

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The CEO has a target STI opportunity expressed as a % of fixed remuneration dependent upon meeting KPIs that are set by the Board each year. These KPIs include personal objectives and Company performance. The % varies from a target of 50% to 100% of fixed remuneration.

Each year, the Human Resources Committee considers, for approval by the Board, the appropriate targets and KPIs to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan, and minimum levels of performance to trigger payment of STI. If no targets are met, a zero STI is determined.

For the year ended 30 June 2005, the structure of the STI was based on achieving a range of group, business unit and specific personal objectives.

The objectives included:

Safety

Specific targets were set in regard to reduction of Lost Time Injury Frequency Rates (LTIFR) and Recordable Case Frequency Rates (RCFR). During the year specific reporting programs existed to monitor individual, unit and group progress in implementing effective programs to produce effects which would endure beyond the immediate reporting period.

Group Net Profit after Tax

Budget targets were set for individual business units and for the Company as a whole. The target bonus included both ‘target’ and ‘superior’ benchmarks with potential reward calibrated on a linear basis between these two benchmarks.

Return on Average Funds Invested

‘Target’ and ‘superior’ return benchmarks were set which focused on the business level profit divided by the funds invested in the relevant sector. Achievement of the benchmarks is thus attainable through a combination of profit earned against working capital and core funds deployed within the business. The level of capital expenditure and working capital investment thus becomes a key focus in driving behaviour to achieve return above the cost of capital and above an agreed budget benchmark for the year.

Specific Cost Reduction Objectives

Specific, measurable and actionable targets were set to achieve cost reduction initiatives of a permanent nature. This required Senior Executives to participate in a defined program of activities which led to a formal plan being finalised within the 2004/05 financial year, plus specific tasks to be achieved within a specified timeframe. A monitoring program was put in place to provide visibility and transparency over the process. Regular reporting was provided to the Board on progress throughout the year.

Business Growth

Each business and corporate team were set specific goals in regard to business projects and goals. These were both strategic and tactical in nature. Regular quarterly reporting was provided to the Board throughout the year on progress. Projects and goals included:

•                  strategy development in regard to emerging markets

•                  completion of business acquisition and integration tasks

•                  implementation of improved organisational structure

•                  successful completion of major capital projects

•                  development and implementation of commercial business support

•                  successful completion of manufacturing footprint changes

•                  implementation of regulatory and compliance programs

•                  improvements in timeliness and quality of reporting

•                  development of succession plans and executive development

•                  capital management and financial structure programs

•                  implementation of risk assessment frameworks

•                  business continuity programs

A number of the activities emphasised individual objectives, others required effective teamwork and others required effective global collaboration in order that the executive(s) concerned could satisfy the actions/standards set.

The STI payments are adjusted according to the level of achievement against the target performance levels.

The method used in assessing whether or not performance conditions are met for STI payments to Senior Executives is as follows. The CEO and the Human Resources Committee review the actual outcomes achieved for the financial year against the targets set. They then recommend to the Board, which makes the final determination whether any bonus is payable, based on the criteria set out above. In relation to the CEO, the Human Resources Committee reviews the actual outcomes achieved for the financial year against targets set without the CEO being present. The Committee then recommends to the Board, which makes the final determination, whether any bonus is payable. The reason these methods are chosen is because they are transparent and measurable against objective data.

3.3.2 STI as Shares in Lieu of Cash

In some circumstances, under the Senior Executive Share Plan (‘SESP’) Senior Executives may be entitled to receive all or part of their STI payment in shares. The SESP focuses on Senior Executives in Australia and the UK. The Board may nominate specific employees who report directly to the Managing Director of Amcor Limited, or employees who report directly to those people, as being eligible to participate. Prior to the end of each financial year, eligible employees may elect to receive fully paid ordinary shares in lieu of part or all of any STI payment which they may receive in respect of that financial year. The value of any shares which Amcor Limited decides to issue to eligible employees will be based on the simple average of the closing price of Amcor Limited shares on each trading day for the relevant financial year, unless Amcor Limited decides to alter the method for calculating this value in response to anomalous circumstances. The shares will be issued at the time when the cash bonus is payable and the shares may not be disposed of by the employee for a period of 10 years in Australia and five years in the UK, unless the employee ceases employment or the directors decide otherwise prior to the expiry of the restriction period. Any right or interest in the shares will be forfeited if the employee has acted fraudulently in relation to the affairs of the Company during the restriction period. The shares subject to the SESP carry full dividend entitlements and voting rights.

The Senior Executive Payment Plan (SEPP) is based on the SESP but is utilised for Board-nominated specific employees in New Zealand, Poland, Switzerland, Belgium and

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the USA who report directly to the Managing Director, or employees who report directly to those people. This plan is considered to be the equivalent of the SESP and enables the Company to offer employees in these circumstances (where the share plan is unavailable), entitlements in lieu of part or all of an employee’s entitlement to a cash bonus for the relevant financial year. The value of each plan entitlement is equal to the value of one Amcor Limited share (plus the value of accrued dividends). Plan entitlements may be converted into a cash payment after the 10-year restriction period has expired, provided that the employee has not acted fraudulently during this time.

Both the SESP and the SEPP can only be issued if the Senior Executive meets the STI performance hurdles as set out in 3.3.1 above. The plan operates to provide Senior Executives the opportunity to share in the growth in value of the Company and to encourage them to improve the long-term performance of the Company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with an incentive to have a greater involvement and focus on the longer term goals of the Company.

The Board determines which Senior Executives may participate in this plan. This is done by the CEO in conjunction with senior management nominating to the Human Resources Committee high performing employees to participate in either the SESP or the SEPP plans. The Human Resources Committee then makes recommendations to the Board. The SESP and the SEPP were not in operation in 2004-05.

3.3.3 Long Term Incentives

Long term incentive remuneration is option and share-based. The option component is subject to achieving performance conditions set by the Board consisting of group performance financial hurdles which are based on Group Return on Average Funds Invested reaching key targets, as well as the Senior Executive continuing effective performance for the Company. These performance conditions were chosen to reward and encourage Senior Executives to focus on improving the longer-term performance of Amcor.  The share-based remuneration focuses on rewarding and retaining key Senior Executives and directly links to improvements in shareholder wealth.

There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP). Details of these plans are outlined in 3.3.3 (a) and (b). In countries where the Company is unable to issue shares or options, alternative plans may be implemented.

(a) Employee Share/Option Plan (ESOP)

In 1985, the Company established the Employee Share/Option Plan (‘ESOP’). Options granted under the ESOP may be issued upon such terms and conditions as the directors of the Company determine from time to time.

Options issued under sub-plans of ESOP in the last three years aim to reward excellence and encourage Senior Executives to focus on improving the longer term performance of the Company by achieving certain Group return on average funds invested targets, which are based on budgeted return on average funds invested (for full allocation) or current cost of capital plus 0.5% (for 50% allocation). Performance outcomes between these targets is calculated linearly.

The method used in assessing whether or not the performance condition is met is as follows. A paper is presented to the Human Resources Committee on the plan. The Committee considers and reviews the actual outcomes of performance conditions achieved for the financial year against the targets set. The Committee then recommends to the Board, which makes the final determination, whether any options are to vest based on the criteria set out above. The reason this method is chosen is because it is transparent and measurable against objective data.

The options will be exercisable at a price equal to the closing stockmarket share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant. Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

Options may be exercised at any time after three years from the date of issue and prior to their term, which may either be five, six or ten years.

The Company intends to continue its long-term option plan for Senior Executives during the year ended 30 June 2006, and it will be aligned to the LTI scheme being proposed for the Managing Director & CEO for shareholder approval at the Company’s 2005 Annual General Meeting. This will include market performance hurdles based on Total Shareholder Return (TSR) comparators.

(b) Employee Share Purchase Plan (ESPP)

In 1985, the Company established the Employee Share Purchase Plan (‘ESPP’). Sub plans are derived from the ESPP and the current sub-plan applicable to Senior Executives is set out below:

•                  Senior Executive Retention Share Plan (SERSP) and Senior Executive Retention Payment Plan (SERPP)

Under the Senior Executive Retention Share Plan (SERSP) the Board may nominate certain Senior Executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year.

The number of shares issued is entirely at the Board’s discretion. The shares may not be disposed of by the employee for a restricted period of up to five years, unless the employee ceases employment three years after the shares were issued. Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or if the employee is dismissed during the restriction period for cause or poor performance. The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

•                  tying the longer term interests of Senior Executives more closely to those of its shareholders,

•                  providing exposure for those Senior Executives to the Company’s development, and;

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•                  providing an incentive for those Senior Executives to stay with the Company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in an equivalent Senior Executive Retention Payment Plan (‘SERPP’). In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (and the value of accrued dividends). Plan entitlements may be converted into a cash payment after the five year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high per forming employees to receive retention shares or the equivalent. The Committee reviews the recommendations and if approved makes a recommendation to the Board which finally determines whether the incentives are granted. When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the Company and will encourage them to improve the long-  term per formance of the Company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

(c)        Legacy Senior Executive Plans

All plans, detailed below, are no longer open to new participants. They are provided for historical information as current Senior Executives have been participants.

•                  ESOP Partly Paid Shares

These shares have not been issued since 1996 and the plan is no longer used. The shares are partly paid and were issued at market price at the time of issue. Partly paid shares remaining have either been paid to one cent or five cents, being the first call. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares under the Australian Stock Exchange Listing Rules.

Prior to 1996, shares were issued as a sub-plan under ESOP (described in 3.3.3 (a) above) and did not carry specific performance hurdles. They were issued as a means to further align the interests of high performing executives with those of the shareholders and therefore encourage long term retention of key Senior Executives and thereby positively impact shareholder wealth.

•                  Employee Incentive Share Plan (EISP)

As the earnings per share performance targets were not met in 2003-04, no issue of employee shares was made in 2004-05. This plan has been discontinued for the foreseeable future.

Under the EISP, which is a sub-plan of ESPP described in 3.3.3(b) above, shares have been offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months’ service. The number of shares offered depended upon the Company’s increase in earnings per share. It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; of more than 10%, an offer of 200 shares would be made. This performance condition was chosen to assess the granting of the EISP shares because it is transparent and measurable against objective data. A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan. The Committee then recommended to the Board whether there was an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares have been issued at a 40% discount to the prevailing market price of Amcor Limited shares but in 2004 this was amended to a 25% discount. The subscription amount is funded by an interest-free loan from the Company with the exception of Senior Executives who are not provided with the loan facility. Dividends on the shares are applied in repayment of the loan balance. If the employee leaves the Company, the employee may repay the loan or the shares are sold and the proceeds are applied to discharge the loan. The employee is not liable for any deficiency upon such discharge.

(d)       Legacy CEO Restricted Share and Option Plans

These plans related to Russell Jones in his capacity as CEO and were approved by shareholders. As he has now resigned they are provided for historical information.

•                  2000 CEO Restricted Share and Option Issues

Options

The Human Resources Committee recommended to the Board the issue of three million options to the Managing Director/Chief Executive Officer. This was ratified by shareholders at the 2000 Annual General Meeting. These options were exercisable in three tranches:

Tranche 1: Number of Options: 1 million/Exercise price $5.67. Exercise period: 1 October 2001 – 1 October 2005. The performance hurdles for the first 500,000 were based on the

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CEO continuing to demonstrate effective performance regarding the financial and operating performance of the Company and any other factors affecting the reputation of the Company or other matters the Board deemed appropriate. These performance hurdles, were chosen as they provided the Board with a wide-cross section of performance hurdles focusing the CEO on a broad range of issues.

The performance hurdles for the second 500,000 was based on Amcor’s Total Shareholder Return (TSR) exceeding the comparator TSR (based on the TSR of those companies in the S&P/ASX 100 excluding Financial, Telecommunications and Media companies) based on 17 April 2000 being the date of the demerger of PaperlinX. These performance hurdles were nominated as they are transparent and measurable against objective data.

Tranche 2: Number of Options: 1 million/Exercise price $5.67 Exercise period: 1 October 2002 until 1 October 2005

This Tranche carried the same performance hurdles as Tranche 1.

Tranche 3: Number of Options: 1 million/Exercise price $5.67 Exercise period: 1 October 2003 until 1 October 2005

This Tranche carried the same performance hurdles as Tranches 1 and 2.

These options had not been exercised as at the date of the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, and were cancelled with immediate effect following acceptance of that resignation.

Restricted Shares

The Human Resources Committee recommended to the Board the issue of restricted shares to the Managing Director & Chief Executive Officer.

At the 2000 Annual General Meeting, shareholders approved the issue of Restricted Shares to the Managing Director & Chief Executive Officer as part of his Short Term Incentive Bonus (STI Bonus). This STI Bonus included a proportion of cash with the balance in restricted shares.

As the restricted shares issued were in lieu of a cash bonus, as a bonus conversion, no specific performance hurdles were nominated, as the hurdles were tied to the original short-term incentive (STI) performance criteria outlined under the Short Term Incentive section in 3.3.1 of this report. However, the plan operated to provide the CEO with the opportunity to share in the growth in value of the Company and to encourage him to improve the long-term performance of the Company and its returns to shareholders.

Under the terms of the Issue, following the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, his entitlement to 215,821 restricted shares lapsed and accordingly they were sold by the Company. The Managing Director & Chief Executive Officer was not entitled to any of the net sale proceeds.

•                  2002 CEO Option Issue

The Human Resources Committee recommended to the Board the issue of options to the Managing Director & Chief Executive Officer which was confirmed at the 2002 Annual General Meeting where shareholders approved the issue. Three million options where offered as an incentive as part of the Issue, to be exercised in three equal tranches of 1 million options.

Tranche 1: Number of Options: 1 million. Exercise price: $8.20. Exercise period: 1 October 2004 – 30 September 2008

Tranche 2: Number of Options: 1 million. Exercise price: $8.20 Exercise period: 1 October 2005 – 30 September 2008

Tranche 3: Number of Options: 1 million. Exercise price: $8.20 Exercise period: 1 October 2006 – 30 September 2008

The method used in assessing whether or not the performance condition was met is as follows: for each of the tranches the performance hurdle was based on Amcor’s TSR exceeding the Comparator TSR on or after 1 July immediately following the end of the relevant performance year. The Comparator TSR was based on the arithmetic mean of the percentage TSR of those stocks in the S&P/ASX 100 excluding stocks in the following sectors: Financials ex Property Trusts, Property Trusts, Telecom Services and Media. This performance hurdle was nominated as this was transparent and measurable against objective data.

These options had not vested as at the date of the resignation of the Managing Director & Chief Executive Officer on 7 December 2004, and were cancelled following acceptance of that resignation.

4. COMPANY PERFORMANCE

The graph in Table 1 shows the performance of the Company (as measured by the Company’s TSR) and the comparison of the Company’s TSR to the median of the TSR for the ASX 100. TSR is defined as the total return of a share to an investor (capital gains plus dividend reinvested).

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TABLE 1

TSR – AMC VS ASX 100

$ million

In addition, the table below highlights other key indicators of the Company’s performance over a five year period and its effect on shareholder wealth.

SHAREHOLDER RETURNS

	2001	2002	2003	2004	2005

Net profit before significant items ($ million)	241.1	316.9	431.4	440.3	443.0
Basic EPS(1) (cents)	38.0	42.1	45.3	44.7	44.5
Dividends paid ($ million)	176.1	206.2	252.7	280.3	290.2
Dividends per share (cents)	28	28	30	32	34
Change in share price (cents)	78	162	(12)	(115)	(27)
Opening share price at 1 July ($)	5.84	6.62	8.24	8.12	6.97
Return on capital employed (%)(2)	18.2	28.7	2.2	(10.2)	1.0

(1)	Based on net operating profit before significant items, divided by the weighted average number of shares on issue.
(2)	Return on capital based on change in share price for the year plus dividends paid for the year, divided by the opening share price at 1 July.

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Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest remuneration are set out in Table 2 below:

5. DIRECTORS’ AND SENIOR EXECUTIVES’ REMUNERATION

TABLE 2

2004/05

		Primary							Post Employment				Options
													Share Appreciation
							Non-				Retirement/		Rights		Options(6)		Shares
		Base Salary				Special	Monetary		Super		Resignation		Current	Prior	Current	Prior	Current	Prior	Total
($)		& Fees		Bonus		Incentive(8)	Benefits		contributions		benefits		Year	Year	Year	Year	Year	Year	Remuneration
DIRECTORS

C I Roberts	2005	831,217	(1)				119,082	(2)	23,940	(3)	177,772	(4)							1,152,011
	2004	269,166	(1)				115,915	(2)	24,225	(3)	293,414	(4)							702,720

R H Jones	2005	597,826					286,437		137,500		567,399	(5)						36,727	1,625,889
Resigned 7 December 2004	2004	1,356,250		550,003	(7)		411,383		271,250							1,892,304	127,098	249,542	4,857,830
Managing Director and Chief Executive Officer

E A Alexander	2005	128,800	(1)				35,249	(2)	11,592	(3)	90,700	(4)							266,341
	2004	128,799	(1)				35,249	(2)	11,592	(3)	109,222	(4)							284,862

D C K Allen	2005	112,000	(1)				31,049	(2)			77,350	(4)							220,399
	2004	39,666	(1)				103,382	(2)			71,981	(4)							215,029

R K Barton	2005	119,536	(1)				32,933	(2)	10,758	(3)	78,941	(4)							242,168
	2004	123,999	(1)				34,049	(2)	11,160	(3)	108,821	(4)							278,029

G J Pizzey	2005	140,000	(1)				38,049	(2)	12,600	(3)									190,649
	2004	107,101	(1)				29,129	(2)	5,250	(3)									141,480

J G Thorn	2005	85,023	(1)				23,175	(2)	7,652	(3)									115,850
Appointed 8 Dec 2004

G A Tomlinson	2005	114,000	(1)				31,549	(2)	10,260	(3)	64,647	(4)							220,456
	2004	114,000	(1)				31,549	(2)	10,260	(3)	88,645	(4)							244,454

Total, all specified directors	2005	2,128,402					597,523		214,302		1,056,809							36,727	4,033,763
	2004	2,138,981		550,003			760,656		333,737		672,083					1,892,304	127,098	249,542	6,724,404

EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)

THE COMPANY

L J Lachal	2005	717,391		125,543		179,348	60,878		114,783						40,599	75,353		237,138	1,551,033
Executive General Manager	2004	601,250		231,800	(7)		57,828		96,200						20,722	2,633		237,138	1,247,571
Operations and Acting Chief Operations Officer

P S Wilson	2005	560,000		106,400		224,000	105,878		89,600						40,599	56,515		204,038	1,387,030
Executive General Manager	2004	551,250		218,400	(7)		105,358		88,200						15,542	4,389		204,038	1,187,177
Human Resources & Operating Risk

W P Day*	2005	610,000		131,150		152,500	79,000		61,000						67,665	98,845		104,738	1,304,898
Executive General Manager	2004	588,750		237,900	(7)		71,125		58,875						25,903	22,333		104,738	1,109,624
Finance

I G Wilson	2005	663,370		132,675		165,842	177,097							56,625				104,738	1,300,347
Strategic Development Director	2004	676,471		312,255	(7)		241,060						60,158	40,375				104,738	1,435,057

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2004/05

		Primary					Post Employment		Options
									Share Appreciation
						Non-		Retirement/	Rights		Options(6)		Shares
		Base Salary			Special	Monetary	Super	Resignation	Current	Prior	Current	Prior	Current	Prior	Total
($)		& Fees	Bonus		Incentive(8)	Benefits(2)	contributions	benefits	Year	Year	Year	Year	Year	Year	Remuneration
J V Murray	2005	535,000	88,275		133,750	35,878	85,600				40,599	56,515		204,038	1,179,655
Executive General Manager Corporate Affairs

CONSOLIDATED
G S James*	2005	927,070	176,143		231,768	121,269	247,379				40,599	87,709			1,831,937
Managing Director	2004	891,544	358,456			71,626	173,475				15,542	41,777			1,552,420
Amcor Flexibles

K N MacKenzie*	2005	658,617	299,671		263,447	197,635	168,104				27,066	103,115			1,717,655
Managing Director	2004	632,308	331,312			206,800	94,032				255,309	32,444			1,552,205
Amcor Rentsch and Closures

L J Lachal*	2005	717,391	125,543		179,348	60,878	114,783				40,599	75,353		237,138	1,551,033
Executive General Manager	2004	601,250	231,800	(7)		57,828	96,200				20,722	2,633		237,138	1,247,571
Operations and Acting Chief Operations Officer

P S Wilson	2005	560,000	106,400		224,000	105,878	89,600				40,599	56,515		204,038	1,387,030
Executive General Manager	2004	551,250	218,400	(7)		105,358	88,200				15,542	4,389		204,038	1,187,177
Human Resources & Operating Risk

W J Long*	2005	700,093	126,017		175,023	73,840	19,672			82,500	54,132	128,164			1,359,441
President Amcor PET Packaging	2004	704,424	232,988			47,456	28,177			82,500	20,722	104,333			1,220,600

Total, specified executives	2005	3,613,171	858,524		1,002,086	532,622	610,938			82,500	230,061	493,186		341,876	7,764,964
	2004	3,418,276	1,392,456			454,835	450,759			82,500	338,198	203,520		341,876	6,682,420

(1)          Represents fees in connection with attending Board and Board Committee meetings for Non-Executive Directors. For the Chairman it includes higher duties allowance whilst in the role of Executive Chairman from 8 December 04 to 30 June 05 following the resignation of the Managing Director on 7 December 2004.

(2)          Non-Executive Directors must allocate a minimum of 20% of base remuneration each year to buy Amcor shares ‘on-market’.

(3)          Includes Company contributions to superannuation which may form part of non-executive director’s retirement allowance, where the non-executive director is a member of this plan.

(4)          Represents the increase in the non-executive director’s retirement allowance accrual for the year. Retirement allowance accrual to 30 June 2005 of $3,418,285 is allocated as follows -

C I Roberts	$1,218,014
E A Alexander	$740,649
D C K Allen	$545,526
R K Barton	$459,992
G A Tomlinson	$454,104

(5)          R H Jones resigned from the Board on 7 December 2004 and received accrued annual leave entitlement.

(6)          The fair value of the options is calculated at the date of grant using a Black-Scholes model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed above is the portion of the fair value of the options allocated to this reporting period.

The following factors and assumptions were used in determining the fair value of options on grant date:

				Price of		Risk free
	Expiry	Fair value	Exercise	shares on	Estimated	interest
Grant Date	Date	per option	price	grant date	volatility	rate
13/09/2001	13/09/2006	$1.34	$6.02	$5.91	22.15%	5.495%
01/11/2002	01/07/2007	$1.80	$7.30	$8.17	20.00%	5.430%
01/11/2002	01/11/2012	$2.00	$8.20	$8.17	20.00%	5.430%
13/10/2003	01/11/2012	$2.43	$8.20	$8.96	20.00%	5.670%
24/03/2004	24/03/2010	$1.27	$7.87	$7.87	20.00%	5.120%
02/08/2004	02/08/2010	$1.03	$6.84	$6.84	20.00%	5.620%

Estimated volatility approximates historic volatility. The estimated life of options granted varies from 5 to 10 years depending on the plan. Each option entitles the holder to purchase one ordinary share in the Company. All options expire on the earlier of their expiry date or termination of the employee’s employment. These option plans contain performance hurdle targets which if not met cannot be exercised or a percentage of the granted options will lapse, depending on the plan. Vesting periods generally are 3 years. Further details of options granted are set out under ‘Options’ below.

(7)          Includes a carryover component from year ended 30 June 2003.

(8)          Special incentive is a payment for meeting Specific Cost Reduction Objectives targeted at cost reduction initiatives of a permanent nature.

*                 Specified as those five executives with the greatest authority for the strategic direction and management of the consolidated entity during the financial year.

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6. SERVICE AGREEMENTS

6.1 DETAILS OF SERVICE AGREEMENTS

Remuneration and other terms of employment for the Chief Executive Officer & Managing Director, the top five remunerated executives of the Company and the top five remunerated executives for the Group are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance and motor vehicle and participation, where eligible, in the employee option plan. Other major provisions of the agreements relating to remuneration are set out below.

6.2 CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

*                 Mr K N MacKenzie –

Chief Executive Officer & Managing Director, Amcor Ltd

•                  Term of agreement – appointed 1 July 2005 – no term specified.

•                  Base salary, inclusive of superannuation, $1,380,000 to be reviewed by the Board Human Resources Committee (Board HR Committee).

•                  Short term bonus may be between 50%-100% of total fixed remuneration.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

* Mr K N MacKenzie was appointed Chief Executive Officer & Managing Director of Amcor Ltd on 1 July 2005. The terms of his previous contract are:

*                 K N MacKenzie –

Managing Director Amcor Rentsch & Closures

•                  Term of agreement – 1 October 2001 to 30 June 2005.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $826,721, to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

6.3 OTHER EXECUTIVES

W P Day –

Executive General Manager Finance

•                  Term of agreement – unspecified.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $671,000, to be reviewed annually by the Board HR Committee.

•                  Short term bonus target may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 6 months applies.

G S James –

Chief Executive Officer, Amcor Flexibles

•                  Term of agreement – unspecified.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $1,174,449, to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

L J Lachal –

Executive General Manager Operations and Acting Chief Operating Officer

•                  Term of agreement – to 12 July 2005 when he was appointed Managing Director of Amcor Australasia.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $832,174, to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

W J Long –

President, Amcor PET Packaging

•                  Term of agreement – unspecified.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $719,765 to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

J V Murray –

Executive General Manager Corporate Affairs

•                  Term of agreement – unspecified.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $620,600 to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 6 months applies.

I G Wilson –

Strategic Development Director

•                  Term of agreement – unspecified

•                  Base salary for the year ended 30 June 2005 of $663,370 to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 6 months applies.

P S Wilson –

Executive General Manager Human Resources & Operating Risk

•                  Term of agreement – unspecified.

•                  Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $649,600 to be reviewed annually by the Board HR Committee.

•                  Short term bonus may be between 50%-100% of base salary.

•                  Payment of redundancy termination benefit may be payable if required by law.

•                  Notice period of 12 months applies.

R H Jones –

Managing Director and Chief Executive Officer - Resigned

•                  Resigned 7 December 2004.

•                  Base salary, inclusive of superannuation, for the period 1 July 2004 – 7 December 2004 of $735,326.

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The impact of termination of these Senior Executives on share and option holdings and bonuses is outlined below:

Shares/Options – Termination without cause: In relation to shares, the executive must be employed with the Company until the designated date when restrictions are lifted, otherwise the shares are forfeited. In relation to options, if the executive resigns prior to the vesting date, the options lapse. If the executive is made redundant or resigns due to disablement, the Board has the discretion to bring the vesting date forward.

Shares/Options – Termination with cause: If there is cause, then options and shares are forfeited.

Short Term Bonuses – Termination without cause: To receive the STI bonus, the executive must be employed for the full financial year.

Short Term Bonuses – Termination with cause: If there is cause, then there is no STI bonus payable.

7. NON EXECUTIVE DIRECTORS’ REMUNERATION

7.1 BASE REMUNERATION

The Board seeks to set remuneration levels which ensure that the Company is able to attract and retain directors of the highest calibre, while ensuring that the cost to the Company is appropriate.

Fees and payments to non-executive directors reflect the demands which are made on and the responsibilities of, the directors and cover all main Board activities. Non-executive directors’ fees and payments are reviewed annually by the Board to ensure they reflect an appropriate level having regard to market remuneration. The Board has also accepted the advice of independent remuneration consultants to ensure nonexecutive directors’ fees and payments are appropriate and in line with the market. The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. The Chairman receives up to three times the base director’s fee but is not paid any committee fees.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The aggregate remuneration paid to all the non-executive directors in any year may not exceed $2,000,000 per annum, as last voted upon by shareholders at the 2003 AGM. In accordance with Principle 9 of ASX’s Good Corporate Governance and Best Practice Recommendations, Non-executive directors do not receive bonuses. They are required under the Company’s Constitution, to hold, or be the beneficial owner of, a minimum of 1,000 shares in the Company during their period of office.

Directors’ Fees

2004/05
Non-Executive Directors appointed pre 30 June 2003	130,000
Non-Executive Directors appointed post 30 June 2003*	169,000

*                 Non-Executive Directors appointed after 30 June 2003 receive a higher fee as they are not eligible for retirement benefits granted to non-executive directors appointed prior to that date.

An equity-based plan also operates for the non-executive directors, approved at the 1999 Annual General Meeting. This plan links performance of the Company and the financial interests of shareholders by requiring the non-executive directors to have a proportion of their annual fees derived in shares rather than cash. Under the plan a minimum of 20% of Non-executive directors’ remuneration will be provided in the form of shares in the Company purchased on-market. There is no discount to the market price. The non-executive directors are restricted in dealing in the shares for 10 years from the date of allocation or until either the non-executive director ceases to be a director, or a successful takeover is made of the Company.

Non-executive directors who chair or are members of any committees receive additional yearly fees. An additional fee is also payable to the non-executive director who chairs the Amcor Superannuation Fund. Below are the additional yearly fees payable:

					Amcor
	Audit and Compliance		Human Resources		Super
Financial year	Chair	Member	Chair	Member	Chair
2004/05	$25,000	$10,000	$12,500	$6,000	$15,000

7.2 REMUNERATION FOR EXTRA SERVICES

Under Amcor’s Constitution, any Director who serves on any committee (other than any standing committee), who devotes special attention to the business of the Company, who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board. During the financial year, Mr Chris Roberts, undertook additional duties in his role as Executive Chairman from 8 December 2004 until 30 June 2005 and was duly compensated for the additional duties. The amount paid to him between 8 December 2005 and 30 June 2005 due to this incremental set of responsibilities was $565,217.

7.3 RETIREMENT ALLOWANCES FOR DIRECTORS

Directors who participate in the Board’s retirement allowance plan receive a retirement payment comprising 60% of the average annual emoluments they received in the three years preceding retirement for each of the first five years of service, plus 30% of that same average for each subsequent year of service, pro rata to a maximum of six times the emoluments received in the year preceding retirement. Any superannuation entitlements are deducted from this amount.

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8. ANALYSIS OF BONUSES INCLUDED IN REMUNERATION

Details of the vesting profile of the short-term incentive cash bonuses awarded as remuneration to each executive director of the Company and each of the five named Company executives and relevant group executives are detailed below in Table 3:

TABLE 3

			Special		%
	Bonus	% vested	Incentive*	% vested	forfeited
	$	in year	$	in year	in year

DIRECTORS

R H Jones - no bonus paid due to resignation 7 December 2004

EXECUTIVES

L J Lachal	125,543	17.5	179,348	25	57.5
P S Wilson	106,400	17	224,000	35	48
W P Day	131,150	21.5	152,500	25	53.5
I G Wilson	132,675	20	165,842	25	55
J V Murray	88,275	16.5	133,750	25	58.5
K N MacKenzie	299,671	40	263,447	35	25
G S James	176,143	19	231,768	25	56
W J Long	126,017	18	175,023	25	57

*                 Special incentive bonus is a payment for meeting specific cost reduction objectives targeted at cost reduction initiatives of a permanent nature.

Note: No non-executive director received a bonus.

9. ANALYSIS OF SHARE-BASED PAYMENTS GRANTED AS REMUNERATION

Details of the vesting profile of the options granted as remuneration to each director of the Company and of the five named Company executives and relevant group executives are shown below.

					Financial years
	Options Granted		% Vested		in which	Value Yet to Vest
	Number	Date	in year	% Lapsed (A)	grant vests	Min(B) $	Max(C) $	Strike price

DIRECTORS

COMPANY EXECUTIVES

L J Lachal	200,000	24 March 2004	—	11	30-Jun-07	nil	226,060	7.87
	150,000	2 August 2004	—	—	30-Jun-08	nil	154,500	6.84

I G Wilson	—	—	—	—	—	—	—	—

P Wilson	150,000	24 March 2004	—	11	30-Jun-07	nil	169,545	7.87
	150,000	2 August 2004	—	—	30-Jun-08	nil	154,500	6.84

W P Day	50,000	13 September 2001	100%	—	30-Jun-05	nil	nil	6.02
	250,000	24 March 2004	—	11	30-Jun-07	nil	282,575	7.87
	250,000	2 August 2004	—	—	30-Jun-08	nil	257,500	6.84

J V Murray	150,000	24 March 2004	—	11	30-Jun-07	nil	169,545	7.87
	150,000	2 August 2004	—	—	30-Jun-08	nil	154,500	6.84

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					Financial years
	Options Granted		% Vested		in which	Value Yet to Vest
	Number	Date	in year	% Lapsed (A)	grant vests	Min(B) $	Max(C) $	Strike price

CONSOLIDATED ENTITY EXECUTIVES

K N MacKenzie	5,000	13 September 2001	100%	—	30-Jun-05	nil	nil	6.02
	50,000	1 November 2002	—	12	30-Jun-06	nil	88,000	8.20
	50,000	13 October 2003	—	12	30-Jun-06	nil	106,920	8.20
	100,000	24 March 2004	—	11	30-Jun-07	nil	113,030	7.87
	100,000	2 August 2004	—	—	30-Jun-08	nil	103,000	6.84

G S James	20,000	13 September 2001	100%	—	30-Jun-05	nil	nil	6.02
	50,000	1 November 2002	—	12	30-Jun-06	nil	88,000	8.20
	150,000	24 March 2004	—	11	30-Jun-07	nil	169,545	7.87
	150,000	2 August 2004	—	—	30-Jun-08	nil	154,500	6.84

W J Long	100,000	1 November 2002	100%	—	30-Jun-05	nil	nil	7.30
	50,000	1 November 2002	—	12	30-Jun-06	nil	88,000	8.20
	200,000	24 March 2004	—	11	30-Jun-07	nil	226,060	7.87
	200,000	2 August 2004	—	—	30-Jun-08	nil	206,000	6.84

(A)	The % lapsed represents the reduction from the maximum number of options available to vest due to the highest level performance criteria not being achieved.

(B)	The minimum value of options yet to vest is $nil due to the fact that the exercise price may be above the market price of Amcor shares.

(C)	The maximum value of options yet to vest is the number granted less the number lapsed and valued at the fair value of the option at grant date using a Black-Scholes model.

10. ANALYSIS OF MOVEMENTS IN OPTIONS

The movement during the reporting period of the value of options over ordinary shares in Amcor Limited held by each Company Director and each of the five named Company executives and relevant group executives is detailed below:

	Remuneration		Exercised	Lapsed	Total option
	consisting of	Granted in	in year	in year	value
	options	year $(A)	$(B)	$(C)	in year $

DIRECTORS

COMPANY EXECUTIVES

L J Lachal	7.5%	154,500	—	17,380	171,880
I G Wilson	—	—	—	—	—
P S Wilson	7.0%	154,500	—	13,035	167,535
W P Day	12.8%	257,500	211,500	21,725	490,725
J V Murray	8.2%	154,500	—	13,035	167,535

CONSOLIDATED ENTITY EXECUTIVES
K N MacKenzie	7.6%	103,000	93,810	8,690	205,500
G S James	7.0%	154,500	—	13,035	167,535
W J Long	13.4%	206,000	—	17,380	223,380

(A)      The value of options granted in the year is the fair value of the options calculated at grant date using a Black Scholes model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period (i.e. in years 30 June 05 to 30 June 08).

(B)        The value of options exercised during the year is calculated as the market price of shares of the Company on the Australian Stock Exchange as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

(C)        The value of the options that lapsed during the year due to the non meeting of performance hurdles represents the benefit foregone and is calculated at the date the options lapse using a Black-Scholes model.

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CORPORATE GOVERNANCE STATEMENT

This report complies with the Australian Stock Exchange Corporate Governance Council’s ‘Principles of Good Corporate Governance and Best Practice Recommendations’.

Amcor Limited’s corporate governance practices were in place throughout the year ended 30 June 2005 and were compliant with the Council’s best practice recommendations.

BOARD OF DIRECTORS

Role of the Board

The Board of Directors of Amcor Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Amcor Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. Details of the Board’s Charter are located on the Company’s website.

The Board has delegated responsibility for operation and administration of the Company to the Chief Executive Officer and Executive Management. Responsibilities are delineated by formal authority delegations.

Board processes

To ensure that these responsibilities are upheld and executed to the highest level, the Board has established the following Board committees:

•                  Audit and Compliance;

•                  Human Resources;

•                  Executive; and

•                  Nomination.

Each of these committees has written mandates and operating procedures in place which are reviewed on a regular basis. The Board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings during the year plus strategy meetings and any extraordinary meetings that may be necessary to address any significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director & Chief Executive Officer and Company Secretary. Standing items include Managing Director’s report, business group Managing Directors’ reports, financial reports, strategic matters and governance and compliance issues. All submissions are circulated in advance to allow the Board time to review and give due consideration to each report. Executives are regularly involved in Board discussions and directors have other opportunities to interact with management and employees during visits to business units and plants both locally and overseas. However the non-executive directors have a private session at each Board meeting at which management is not present.

Director Education

Amcor Limited has in place a formal process to educate new directors about the nature of the business, current issues, the corporate strategy and the expectations of the consolidated entity concerning performance of directors. Directors also have the opportunity to visit Amcor facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skills and knowledge.

Independent Professional Advice and Access to Company Information

Each director has the right of access to all relevant company information and to the Company’s executives and, subject to prior consultation with and approval from the Chairman, may seek independent professional advice from a suitably qualified advisor at the Company’s expense.

The director must consult with an advisor suitably qualified in the relevant field and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available for all other members of the Board.

Composition of the Board

The names and profiles of the directors of the Company in office at the date of this report are set out on pages 28 and 29 of this report. The composition of the Board is determined using the following principles:

•     a minimum of seven directors, with a broad range of expertise both nationally and internationally;

•     a majority of independent non-executive directors;

•     a majority of directors having extensive knowledge of the Company’s industries, and those who do not, having extensive expertise in significant aspects of financial reporting and risk management of large companies;

•     a non-executive independent director as Chairman;

•     enough directors to serve on Board committees without overburdening the directors or making it difficult for them to fully discharge their responsibilities; and

•     directors are subject to re-election at least every three years (except for the Managing Director & Chief Executive Officer).

An independent director is a director who is not a member of management (a nonexecutive director) and who:

•     holds less than 5% of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than 5% of the voting shares of the Company;

•     has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•     has not within the last three years been a principal or employee of a material* professional adviser or a material consultant to the Company or another group member;

•     is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a material supplier or customer;

•     has no material contractual relationship with the Company or another group member other than as a director of the Company;

•     is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•     has the ability to devote the necessary time to the important tasks entrusted to him/her as a director of the consolidated entity.

*The Board considers ‘material’ in this context, where any director related business relationship has represented, or is likely in future to represent the lesser of at least 5% of the relevant segment’s or the director-related business’s revenue. The Board considered the nature of the relevant industries’ competition,

48

Due to the resignation of Amcor’s Managing Director & CEO on 7 December 2004, Mr Chris Roberts undertook the position of Executive Chairman for the period 8 December 2004 – 30 June 2005, pending the appointment of a replacement Managing Director & CEO. Accordingly, during that period, Mr Roberts was not considered independent. As this position was taken up under urgent and special circumstances, the Board has resolved (in accordance with ASX Corporate Governance Principles) that it considers Mr Roberts to be independent following his resignation as Executive Chairman and reappointment as Nonexecutive Chairman on 1 July 2005.

TERM OF OFFICE HELD BY EACH DIRECTOR

The term of office held by each director in office at the date of this report is outlined in the Directors’ profiles on pages 28 and 29.

NOMINATION COMMITTEE

The Nomination Committee oversees the appointment and induction process for directors and committee members, and the selection, appointment and succession planning process of the Company’s Managing Director & Chief Executive Officer.

The Committee makes recommendations to the Board on the appropriate skill mix, personal qualities, expertise and diversity of each position. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. The Committee identifies potential candidates with advice from an external consultant where appropriate. The Board then appoints the most suitable candidate. Board candidates must stand for election at the next annual general meeting of shareholders.

The Nomination Committee also conducts an annual review of the effectiveness of the Board, its committees, individual directors and senior executives. This review has been completed for the 2004/05 financial period. The review is conducted ‘in-house’ and involves self-assessment.

All directors have an opportunity to contribute to the review process. The reviews generate recommendations to the Board. The Nomination Committee continues to review its evaluation processes to establish performance indicators that are both measurable and qualitative.

The Committee is currently made up of all Board members and as noted in the Nomination Committee Charter, must have a minimum of three members, a majority of which will be independent directors. The names of the members as at the date of this report are set out below and further details of their profiles are set out on pages 28 and 29.

Nomination Committee:

C I Roberts (Chairman) –

Independent Non-Executive Director

E A Alexander –

Independent Non-Executive Director

D C K Allen –

Independent Non-Executive Director

R K Barton –

Independent Non-Executive Director

G J Pizzey –

Independent Non-Executive Director

J G Thorn –

Independent Non-Executive Director

G A Tomlinson –

Independent Non-Executive Director

K N MacKenzie –

Executive Director

As the Nomination Committee comprises the full Board any matters referred to the Nomination Committee during the year were dealt with by the Board. Full disclosure of Board meetings attendance is disclosed in the table of directors’ meetings on page 31.

The terms and conditions of the appointment and retirement of non-executive directors are set out in correspondence to the relevant party, including expectations for attendance and preparation for all Board meetings, appointments to other Boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice.

Further details of the Nomination Committee’s charter and policies, including those for appointing directors, are available on the Company’s website.

EXECUTIVE COMMITTEE

The Executive Committee deals with matters referred to it by the Board or with urgent matters which may not be deferred until the next meeting of the Board. The Board confirms the actions of this Committee at its next meeting. A majority of the Committee must be independent. As at the date of this report, the names of the members are set out below and further details of their profiles are set out on pages 28 and 29.

Executive Committee:

C I Roberts (Chairman) –

Independent Non-Executive Director

D C K Allen –

Independent Non-Executive Director

R K Barton –

Independent Non-Executive Director

K N MacKenzie –

Executive Director

All other non-executive directors receive the Executive Committee agendas and papers and are encouraged to attend meetings of the Executive Committee as available. The Committee met six times during the year and members’ attendance at these meetings is disclosed in the table of directors’ meetings on page 31.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to the Managing Director & Chief Executive Officer, senior executives and directors themselves. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies, professional indemnity and liability insurance policies and succession planning. The majority of members must be independent.

As at the date of this report, the names of the members of the Committee are set out below and further details of their profiles are set out on page 28 and 29.

Human Resources Committee:

•       G A Tomlinson (Chairman) –
Independent Non-Executive Director

•       K N MacKenzie –
Managing Director and Chief Executive Officer

•       E A Alexander –

Independent Non-Executive Director

•       G J Pizzey –
Independent Non-Executive Director

Although the Managing Director & Chief Executive Officer is a member of this committee, he will not:

(a)          vote on matters relating to the remuneration of executive officers of the Company, and

(b)         attend meetings or vote on matters regarding the remuneration of the Managing Director & Chief Executive Officer.

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The Human Resources Committee meets as and when required. The Committee met three times during the year and committee members’ attendance records are disclosed in the table of directors’ meetings on page 31.

The Human Resources Committee’s charter is available on the Company’s website.

The Remuneration Report, which includes references to retirement benefits and superannuation for non-executive directors, is set out on pages 36 to 47 and forms part of the directors’ report for the financial year ended 30 June 2005.

AUDIT AND COMPLIANCE COMMITTEE

The Audit and Compliance Committee has a documented charter approved by the Board.

All members must be independent non-executive directors. The Chairman may not be the Chairman of the Board. The Committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the Company.

As at the date of this report the names of the members of the Committee are set out below and further details of their profiles are set out on pages 28 and 29.

Audit and Compliance Committee:

J G Thorn* FCA (Chairman) – Independent Non-Executive Director

R K Barton**, BSc, PhD, FTSE, FAICD – Independent Non-Executive Director

D C K Allen, MA, MSc, FTSE, FAICD – Independent Non-Executive Director

E A Alexander, B Com, FCA, FCPA, FAICD – Independent Non-Executive Director

*                 Part of year only from 16 February 2005 to 30 June 2005

**          Chairman of the committee from 1 July 2004 to 16 February 2005

C I Roberts was a member of the committee from 1 July 2004 to 7 December 2004. He resigned from the committee due to his appointment as Executive Chairman on 8 December 2005. He continues to attend as an invitee.

Note: G A Tomlinson will become a member of the committee from 1 September 2005

The internal and external auditors, the Managing Director & Chief Executive Officer and the Executive General Manager Finance, are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

The Audit and Compliance Committee is required under the charter to meet quarterly and otherwise as necessary. This year, the Committee met eight times during the year and Committee members’ attendance records are disclosed in the table of directors’ meetings on page 31. The Managing Director & Chief Executive Officer and the Executive General Manager Finance declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2005 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is in accordance with Principle 4 of the ASX Principles of Good Corporate Governance.

The external auditor met with the Audit and Compliance Committee five times during the year without management being present.

The Audit and Compliance Committee’s charter is available on the Company’s website along with information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.

RISK MANAGEMENT

Oversight of the Risk Management System

The Board oversees the establishment, implementation, and annual review of the Company’s risk management. During the year, management established a formalised Risk Assessment and Management Framework for assessing, monitoring and managing strategic operational and financial risks for the consolidated entity. The Managing Director & Chief Executive Officer and the Executive General Manager Finance have declared, in writing to the Board, that the financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other compliance risk management processes have also been assessed and found to be operating effectively.

The Audit and Compliance Committee reports to the Board on the status of the risk management system, which is aimed at ensuring risks are identified, assessed and appropriately managed.

Major risks arise from such matters as actions by competitors, government policy changes, the impact of exchange rate movements on the price of raw materials and sales, difficulties in sourcing raw materials, environment, occupational health and safety, property, financial reporting, and the purchase, development and use of information systems.

Risk Management and Compliance and Control

The Board is responsible for the overall internal control framework, but recognises that no cost-effective internal control system will preclude all errors and irregularities. The Board’s policies on internal governance control are comprehensive. Details of these are available on the Company’s website.

The Company strives to ensure that its products are of the highest standard. Towards this aim, it continues to pursue a program to achieve AS/NZS ISO 9002 accreditation for each of its business segments.

Financial reporting

The Chief Executive Officer and the Executive General Manager Finance have declared in writing to the Board that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Convergence with Australian equivalents to International Financial Reporting Standards (AIFRS) is a key current financial reporting project and the Board has established a formal project, monitored by a steering committee, to ensure a smooth transition to AIFRS reporting, beginning with the half year ended 31 December 2005.

Details of the progress of the implementation project and the expected impact of the transition to AIFRS on the financial report for the year ended 30 June 2005 are included in Note 39 of the Full Financial Report and Note 5 of the Concise Report.

The consolidated entity is expected to be in a position to fully comply with the reporting requirements of AIFRS for the half year to 31 December 2005 and the 30 June 2006 financial year.

Environmental Regulation

The consolidated entity is committed to achieving a high standard of environmental performance. Its operations are subject to significant environmental regulation in all countries in which it maintains a presence.

The Audit and Compliance Committee is responsible for the regular monitoring of environmental exposures and compliance with environmental regulations.

As part of this process, the Committee is responsible for overseeing:

•                  implementation of environmental management plans in operating areas which may have a significant environmental impact;

50

•                  identifying where remedial actions are required and implementing action plans; and

•                  regular monitoring of regulatory requirements.

To enable it to meet its responsibilities of oversight, the Committee has established an internal reporting process. Environmental performance is reported from each site up through management to the Committee on a regular basis.

Compliance with the requirements of environmental regulations and with specific requirements of site environmental licenses was substantially achieved across all operations. However, the Company had one significant breach this year with a diesel spill into a local creek from Amcor Fibre Packaging’s Box Hill Plant.

Assessment of Effectiveness of Risk Management

The internal auditors assist the Board in ensuring compliance with the internal controls and risk management programs by regularly reviewing the effectiveness of the compliance and control systems noted above. The Audit and Compliance Committee is responsible for approving the program of internal audit visits to be conducted each financial year and for the scope of the work to be performed on a regular basis.

Internal Control and Sarbanes Oxley

Following the adoption of the US Sarbanes-Oxley Act of 2002, an increased regulatory requirement has been placed on all companies that have registered securities listed on US stock exchanges. Pursuant to section 404 of the Act, Amcor management is required to evaluate the effectiveness of internal controls over financial reporting as at 30 June 2007. As part of Amcor’s compliance efforts relative to section 404, Amcor established a Section 404 Steering Committee and Project Team in 2003.

The project team is in the process of documenting and assessing the design and effectiveness of the controls over financial reporting. Amcor has adopted the internal control framework set forth by the Committee of Sponsoring Organisations (‘COSO’) of the Treadway Commission in completing this assessment. In the course of the work undertaken to date, various opportunities to strengthen our financial reporting controls have been identified and, where appropriate, actions taken.

The Audit & Compliance Committee has monitored, and will continue to monitor, the Company’s response to rules pursuant to section 404 of the Act.

ETHICAL STANDARDS

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board reviews the Code of Conduct and Ethics regularly and processes are in place to promote and communicate these policies.

Conflict of Interest

Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. The Board has developed procedures to assist directors to disclose potential conflicts of interest. Where the Board believes that a significant conflict exists for a director on a Board matter, the director concerned does not receive the relevant Board papers and is not present at the meeting whilst the item is considered. Details of director-related entity transactions with the Company are set out in Note 37 of the Full Financial Report.

Code of Conduct and Whistleblower Policy

The Company has advised each director, manager and employee that they must comply with the Corporate Code of Conduct and Ethics Policy. The Policy may be viewed on the Company’s website and includes a whistleblower policy which has been rolled out throughout Amcor during the year. Under this policy an Amcor Whistleblower Service has been implemented to facilitate reporting of potential misconduct within the Company. This facility enables employees to report potential misconduct in the form of theft, fraud, dishonesty, illegal activity, harassment, unethical behaviour and workplace safety hazards, to a third party who is responsible for investigating issues raised on behalf of the Company and the Whistleblower. Employees who report suspected inappropriate conduct are protected from bullying, harassment or discrimination when they make reports in good faith.

Trading in General Company Securities by Directors and Employees

The key elements of the Trading in General Company Securities by Directors and Employees Policy are:

•                  identification of those restricted from trading – directors and senior executives may acquire shares in the Company, but are prohibited from dealing in company shares or exercising options:

•                  during the 21 day period immediately before the release of the Company’s half yearly or yearly results and the 48 hour period following that release; or

•                  during the 21 day period immediately before the Annual General Meeting and the 48 hour period following the Annual General Meeting; or

•                  at any time whilst in possession of price sensitive information not yet released to the market;

•                  raising the awareness of legal prohibitions including transactions with colleagues and external advisers;

•                  requiring details to be provided of intended trading in the Company’s shares;

•                  requiring details to be provided of the subsequent confirmation of the trade; and

•                  Identification of processes for unusual circumstances where discretion may be exercised in cases such as financial hardship.

The policy also details the insider trading provisions of the Corporations Act and is reproduced in full on the Company’s website.

COMMUNICATION WITH SHAREHOLDERS

Timely and Balanced disclosure

The Board provides shareholders with information using a comprehensive Continuous Disclosure Policy, which includes identifying matters that may have a material effect on the price of the Company’s securities, notifying them to the ASX, posting relevant information on the Company’s website, and issuing media releases. The policy is available on the Company’s website.

Additional communications with shareholders include:

•                  The Concise Report, which is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document), and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs and details of future developments. The full annual Financial Report is available to all shareholders should they request it;

51

•                  The half-yearly report which contains summarised financial information and a review of the operations of the consolidated entity during the period;

•                  The half-year financial report is lodged with the Australian Securities and Investments Commission and the ASX, and is sent to any shareholder who requests it;

•                  Any proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders;

•                  All announcements made to the market, and related information (including information provided to analysts or the media during briefings), are placed on the Company’s website after they are released to the ASX;

•                  Analyst briefings and general meetings are webcast and recordings placed on the Company’s website;

•                  The full texts of notices of meetings and associated explanatory material are placed on the Company’s website; and

•                  The external auditors attend the annual general meeting to answer any questions concerning the audit and the content of the auditors’ report.

All of the above information, including that of the previous three years, is made available on the consolidated entity’s website within one day of public release, and is emailed to all shareholders who lodge their email contact details with the Company. Information on lodging email addresses with the Company is available on the Company’s website.

The Board encourages full participation of shareholders at the annual general meeting, to ensure a high level of accountability and identification with the Company’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The shareholders are requested to vote on matters such as the appointment and aggregate remuneration of directors, the granting of options and shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

ASX CORPORATE GOVERNANCE PRINCIPLE 4 AND PRINCIPLE 7

The directors have received and considered the certification from the Managing Director & Chief Executive Officer and the Executive General Manager Finance in accordance with ASX Corporate Governance Council’s ‘Principles of Good Corporate Governance and Best Practice Recommendations’ (the Principles) and the Corporations Act 2001. The certification is as follows:

(a)         With regard to the integrity of the financial statements of Amcor Limited for the financial year, being the year ended 30 June 2005, that having made appropriate enquiries, in our opinion:

(i)    the financial records of the Company and of the entities whose financial statements are required to be included in its consolidated financial statements (the consolidated entity) for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001; and

(ii)   the financial reports of the Company and of the consolidated entity, being the financial statements and notes, present a true and fair view of the financial position and performance of the Company and of the consolidated entity in accordance with section 297 of the Corporations Act 2001 and comply with relevant accounting standards.

(b)   With regard to the risk management and internal compliance and control systems of the consolidated entity in operation as at 30 June 2005, that having made appropriate enquiries, within the context described in (c) below, to the best of our knowledge and belief:

(i)             the statements made in (a)(ii) above regarding the financial reports are founded on sound risk management and internal compliance and control systems which in all material aspects, implement the policies which have been adopted by the Board of Directors of the Company either directly or through delegation to senior executives; and

(ii)          the risk management and internal compliance and control systems adopted by the Company are operating effectively and efficiently, in all material respects.

(c)          The statements made in (b) above regarding the risk management and internal compliance and control systems of the consolidated entity in operation as at 30 June 2005 are made within the following context:

(i)    these statements provide a reasonable, but not absolute, level of assurance;

(ii)   the risk management and internal compliance and control systems of the consolidated entity were still in development during the year to 30 June 2005 and the design, operation and testing of controls has been assessed primarily through the use of declarations by process owners who are responsible for the operation of those controls. This assessment will be enhanced in the future as the risk management and internal compliance and control systems are further developed; and

(iii)  while a number of control deficiencies were identified during the year, in all such cases additional tests of procedures or tests of applicable account balances included in the financial statements have confirmed that there has been no material impact on the financial statements.

There are inherent limitations to the effectiveness of any system of disclosures and internal controls, including the possibility of faulty judgements or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people. Accordingly, even an effective disclosures and internal control system can provide only reasonable assurance with respect to disclosures and financial statement preparation.

DECLARATIONS

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, on the 24th August, 2005.

CHRIS ROBERTS

CHAIRMAN

KEN MACKENZIE

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

52

DECLARATION BY INDEPENDENT AUDITORS

LEAD AUDITORS’ INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Amcor Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

•                  no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•                  no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

P M SHANNON

PARTNER

MELBOURNE

24 AUGUST 2005

53

For the year ended 30 June

STATEMENT OF FINANCIAL PERFORMANCE

		Amcor Group
$ million	Note	2005	2004

Revenues from sale of goods		11,099.6	10,405.9
Other revenues from ordinary activities		174.7	175.0
Total revenue from ordinary activities		11,274.3	10,580.9
Expenses from ordinary activities excluding borrowing costs		(10,871.2)	(9,964.0)
Borrowing costs		(158.1)	(145.4)
Profit from ordinary activities before related income tax expense	3	245.0	471.5
Income tax expense relating to ordinary activities		(58.8)	(111.3)
Profit from ordinary activities after related income tax expense		186.2	360.2
Net profit attributable to outside equity interests		(13.0)	(14.5)
Net profit attributable to members of the parent entity		173.2	345.7
Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations		(159.8)	(65.4)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(159.8)	(65.4)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		13.4	280.3

Earnings per share	cents	cents

Basic earnings per share	13.8	33.8
Diluted earnings per share	13.7	33.7

The above Statement of Financial Performance is to be read in conjunction with the Management Discussion and Analysis on pages 23 to 27 and the accompanying Notes set out on pages 57 to 66.

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As at 30 June

STATEMENT OF FINANCIAL POSITION

	Amcor Group
$ million	2005	2004

CURRENT ASSETS

Cash assets	210.8	131.0
Receivables	1,685.9	1,551.4
Inventories	1,440.1	1,369.6
Total Current Assets	3,336.8	3,052.0

NON-CURRENT ASSETS

Receivables	71.6	81.8
Other financial assets	48.4	12.9
Property, plant and equipment	4,400.1	4,745.0
Intangibles	1,766.9	2,062.7
Deferred tax assets	176.2	238.8
Other non-current assets	98.9	93.2
Total Non-Current Assets	6,562.1	7,234.4
Total Assets	9,898.9	10,286.4

CURRENT LIABILITIES

Payables	1,991.8	1,831.1
Interest-bearing liabilities	729.2	728.5
Current tax liabilities	82.5	77.4
Provisions	290.4	339.7
Total Current Liabilities	3,093.9	2,976.7

NON-CURRENT LIABILITIES

Payables	0.7	13.2
Interest-bearing liabilities	1,747.8	1,776.2
Deferred tax liabilities	292.8	388.5
Provisions	100.0	91.9
Undated subordinated convertible securities	301.1	332.3
Total Non-Current Liabilities	2,442.4	2,602.1
Total Liabilities	5,536.3	5,578.8
Net Assets	4,362.6	4,707.6

EQUITY

Contributed equity	3,348.1	3,351.9
Reserves	(510.9)	(349.2)
Retained profits	1,446.9	1,614.3
Equity attributable to members of the parent entity	4,284.1	4,617.0
Outside equity interests in controlled entities	78.5	90.6
Total Equity	4,362.6	4,707.6

The above Statement of Financial Position is to be read in conjunction with the Management Discussion and Analysis on pages 23 to 27 and the accompanying Notes set out on pages 57 to 66.

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For the year ended 30 June

STATEMENT OF CASH FLOWS

	Amcor Group
$ million	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers	10,936.7	10,453.7
Payments to suppliers and employees	(9,900.0)	(9,222.8)
Dividends received	0.6	0.6
Interest received	20.6	14.7
Borrowing costs paid	(156.3)	(165.6)
Income taxes paid	(115.5)	(105.8)
Other receipts	71.3	57.0
Net Cash from Operating Activities	857.4	1,031.8

CASH FLOWS FROM INVESTING ACTIVITIES

Loans drawn by other persons	4.8	24.5
Acquisition of:
Controlled entities and businesses	(9.7)	(618.9)
Investments	(35.8)	—
Property, plant and equipment / Intangibles	(647.4)	(605.4)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	10.8	40.2
Property, plant and equipment	77.4	98.3
Net Cash used in Investing Activities	(599.9)	(1,061.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid	(346.6)	(225.0)
Net proceeds from share issues, convertible securities and calls on partly-paid shares	(3.3)	13.2
Proceeds from borrowings	3,719.0	5,280.3
Repayment of borrowings	(3,504.3)	(4,817.1)
Principal lease repayments	(18.1)	(144.8)
Net Cash (used in)/from Financing Activities	(153.3)	106.6
Net Increase in Cash held	104.2	77.1
Cash at the Beginning of the Year	121.1	46.1
Exchange rate changes on foreign currency cash balances	(11.5)	(2.1)
Cash at the End of the Year	213.8	121.1

The above Statement of Cash Flows is to be read in conjunction with the Management Discussion and Analysis on pages 23 to 27 and the accompanying Notes set out on pages 57 to 66.

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For the year ended 30 June

NOTES TO THE CONCISE FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

BASIS OF PREPARATION OF CONCISE FINANCIAL REPORTS

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 ‘Concise Financial Reports’, and applicable Urgent Issues Group Consensus Views. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and cash flows of the Amcor Group as the Full Financial Report. A full description of the accounting policies adopted by the Amcor Group may be found in the Full Financial Report.

NOTE 2. DIVIDENDS AND DISTRIBUTIONS

	Amcor Group
$ million	2005	2004

DIVIDENDS ON ORDINARY SHARES:
Final dividend for 03/04 paid 29 September 2004:
• 16.0 cents per share 40% franked at 30% tax rate	(140.6)	(127.6)
Interim dividend for 04/05 paid 23 March 2005:
• 17.0 cents per share 28% franked at 30% tax rate	(149.6)	(139.7)
Distribution paid on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	(28.7)	(28.7)
Distribution accrued on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	(5.6)	(5.7)
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	(15.0)	(15.0)
Distribution accrued on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	(3.0)	(3.0)
Total Dividends and Distributions	(342.5)	(319.7)

NOTE 3. SIGNIFICANT ITEMS

SIGNIFICANT ITEMS BEFORE INCOME TAX
PET business integration and restructure	(51.8)	(19.9)
Flexibles’ market sector rationalisation	(34.2)	(69.3)
Write-down of residual assets of the former Twinpak group	—	(10.6)
Asset impairments	(242.4)	—
Significant Items Before Income Tax	(328.4)	(99.8)

RELATED INCOME TAX ON SIGNIFICANT ITEMS (WHERE APPLICABLE)
Income tax benefit on PET business integration and restructure	14.8	—
Income tax benefit on Flexibles’ market sector rationalisation	9.5	2.4
Income tax benefit on write-down of residual assets of the former Twinpak group	—	2.8
Income tax benefit on asset impairments	34.3
Income Tax on Significant Items	58.6	5.2
Significant items After Income Tax Attributable to Members of the Parent Entity	(269.8)	(94.6)

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

	Restructuring
		Plant	Onerous	Goodwill	Asset(1)
$ million	Redundancy	Closure	Lease	Impairment	Impairments	Total
Amcor PET Packaging	20.7	19.1	12.0	5.6	49.9	107.3
Amcor Australasia	—	—	—	—	108.7	108.7
Amcor Flexibles	27.7	6.5	—	—	27.2	61.4
Amcor Asia	—	—	—	0.7	44.2	44.9
Corporate	—	—	—	—	6.1	6.1
Total	48.4	25.6	12.0	6.3	236.1	328.4

(1)   Comprises $7.3m related to inventory, $1.1m related to other intangibles, $0.4m related to other non-current assets and the balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

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NOTE 4. SEGMENT REPORT

															Unallocated/
Business Segments	Amcor		Amcor		Amcor		Amcor		Amcor Rentsch/		Amcor				Inter-segment
For the year ended 30 June	PET		Australasia		Flexibles		Sunclipse		Amcor Closures		Asia		Other		eliminations		Consolidated
$ million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenue

External segment revenue	3,645.1	3,205.2	2,566.3	2,524.3	2,409.3	2,233.7	1,214.7	1,155.4	976.1	1,009.2	262.7	248.9	25.4	29.2	—	—	11,099.6	10,405.9
Inter-segment revenue	—	—	5.4	13.6	9.6	7.3	4.0	2.7	8.0	3.0	0.6	0.6	—	—	(27.6)	(27.2)	—	—
Total segment revenue	3,645.1	3,205.2	2,571.7	2,537.9	2,418.9	2,241.0	1,218.7	1,158.1	984.1	1,012.2	263.3	249.5	25.4	29.2	(27.6)	(27.2)	11,099.6	10,405.9
Unallocated revenue																	174.7	175.0
Total revenue																	11,274.3	10,580.9

RESULT

Profit before interest, income tax, amortisation of goodwill and significant items	260.5	268.2	316.8	316.5	143.0	131.2	55.8	57.6	109.1	100.6	27.0	30.5	(74.4)	(73.5)	—	—	837.8	831.1
Profit before interest, tax and significant items	194.6	199.9	300.7	300.6	123.0	113.5	42.6	43.9	98.1	89.5	26.0	29.6	(74.4)	(73.5)	—	—	710.6	703.5
Net borrowing costs																	(137.2)	(132.2)
Profit from ordinary activities before income tax and significant items																	573.4	571.3
Significant items	(107.3)	(19.9)	(108.7)	—	(61.4)	(69.3)	—	—	—	—	(44.9)	—	(6.1)	(10.6)	—	—	(328.4)	(99.8)
Profit from ordinary activities before income tax																	245.0	471.5
Depreciation & amortisation	256.2	261.8	130.1	123.6	95.8	114.1	25.7	25.8	58.7	61.7	14.1	13.8	2.2	3.0	—	—	582.8	603.8
Other non-cash expenses	61.5	3.4	52.0	(3.2)	15.7	86.4	9.0	17.1	16.7	8.7	3.3	2.0	48.0	11.1	—	—	206.2	125.5
Segment assets	3,460.2	3,482.0	2,407.0	2,418.0	1,986.6	2,101.8	504.2	547.6	942.2	1,022.8	304.6	339.6	159.0	187.8	135.1	186.8	9,898.9	10,286.4
Segment liabilities	(891.8)	(708.2)	(502.6)	(483.7)	(553.0)	(612.3)	(129.1)	(132.7)	(174.8)	(216.7)	(55.6)	(53.9)	(418.3)	(452.7)	(334.1)	(413.9)	(3,059.3)	(3,074.1)
Unallocated corporate borrowings																	(2,477.0)	(2,504.7)
Total liabilities																	(5,536.3)	(5,578.8)
Capital expenditure	225.3	275.3	189.4	242.6	133.4	587.6	23.2	23.2	78.6	63.5	42.8	29.5	0.2	—	—	—	692.9	1,221.7

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

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BUSINESS SEGMENTS

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks and paper recycling.

Amcor PET

PET packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging; corrugated boxes, fibre sacks for the food and industrial markets and closures for the beverage industry.

Amcor Rentsch and Amcor Closures

Specialty folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

GEOGRAPHIC SEGMENTS

	Australia and
For the year ended 30 June	New Zealand		Europe		North America		Latin America		Asia		Consolidated
$ million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Total Segment Revenue	2,566.3	2,524.3	3,921.2	3,852.3	3,425.9	3,120.2	895.7	632.0	290.5	277.1	11,099.6	10,405.9
Segment Assets	2,526.4	2,346.1	2,999.0	3,321.2	2,846.2	3,059.7	992.3	892.3	358.8	428.3	9,722.7	10,047.6
Unallocated Assets											176.2	238.8
Total Assets											9,898.9	10,286.4
Capital expenditure	189.6	242.6	231.1	677.8	180.1	78.7	49.3	190.9	42.8	31.7	692.9	1,221.7

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

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NOTE 5. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group (UIG) has issued interpretations corresponding to the International Accounting Standards Board (IASB) interpretations. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be reflected in the consolidated entity’s financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.

In complying with AIFRS for the first time, the consolidated entity is required to restate the financial statements for the year ending 30 June 2005, to reflect the application of AIFRS. Most adjustments required on transition to AIFRS are expected to be made retrospectively against opening retained earnings as at 1 July 2004.

Prior to 30 June 2004, the consolidated entity commenced transitioning its accounting policies and financial reporting from current Australian Standards to AIFRS. The consolidated entity set up a project team and engaged expert consultants to identify key areas potentially impacted by the transition to AIFRS. As a result, dedicated resources were established to address each of the key areas identified. The AIFRS project team worked to embed the transition to AIFRS into each of the business groups. Processes were established in all business groups to inform and educate relevant staff of the transition polices and processes. AIFRS accounting polices have been issued to all business groups to ensure the consistent application of AIFRS policies across the group.

The implementation of AIFRS, as currently interpreted, is substantially complete across the consolidated entity. The AIFRS project team has been integrated back into the head office group financial reporting team and continues to monitor developments in AIFRS interpretation to ensure any changes are integrated into the policies, systems and procedures established for reporting the reconciliations and disclosures required under AIFRS. In addition, business groups are in regular contact with the head office group financial reporting team to ensure a the consistent interpretation of the AIFRS policies. The Audit and Compliance Committee continues to monitor closely the consolidated entity’s implementation of AIFRS.

IMPACT OF TRANSITION TO AIFRS

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1). The standard allows a number of exemptions to assist in the transition to reporting under AIFRS. These have been assessed by the AIFRS project team, in order to determine the most appropriate accounting policy for the consolidated entity.

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP (AGAAP) to AIFRS, and the selection and application of AIFRS accounting policies, are based on expected or early adopted AIFRS standards. Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation, in accordance with AIFRS, of the consolidated entity’s financial position, results of operations and cash flows. As this note provides only a summary, for a true and fair view to be presented under AIFRS, further disclosure and explanations will be required in the first complete AIFRS financial report (for the half-year ending 31 December 2005 and the year ending 30 June 2006).

There is a significant amount of judgement involved in the reconciliations from current AGAAP to AIFRS. As such, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note. The figures disclosed in this Note are management’s current best estimates of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (b) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations; and (c) changes to the consolidated entity’s operations.

SUMMARY OF TRANSITIONAL ADJUSTMENTS

Impact on statements of financial position

The following tables set out the expected adjustments to the statements of financial position of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005. The following tables should be read in conjunction with significant changes in accounting policies as set out on pages 63 to 66.

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		Amcor Group			Amcor Group
		1 July 2004			30 June 2005
			Transition			Transition
$ million	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS

CURRENT ASSETS

Cash assets		131.0	—	131.0	210.8	—	210.8
Receivables	(h)	1,551.4	199.7	1,751.1	1,685.9	157.8	1,843.7
Inventories		1,369.6	—	1,369.6	1,440.1	—	1,440.1
Total Current Assets		3,052.0	199.7	3,251.7	3,336.8	157.8	3,494.6

NON-CURRENT ASSETS

Receivables	(k)	81.8	(34.4)	47.4	71.6	(26.5)	45.1
Other financial assets		12.9	—	12.9	48.4	—	48.4
Property, plant and equipment	(a)(b)(c)(d)(f)	4,745.0	62.6	4,807.6	4,400.1	26.7	4,426.8
Intangibles	(c)	2,062.7	83.9	2,146.6	1,766.9	231.3	1,998.2
Deferred tax assets	(e)	238.8	143.1	381.9	176.2	154.6	330.8
Other		93.2	(1.1)	92.1	98.9	(2.6)	96.3
Total Non-Current Assets		7,234.4	254.1	7,488.5	6,562.1	383.5	6,945.6
Total Assets		10,286.4	453.8	10,740.2	9,898.9	541.3	10,440.2

CURRENT LIABILITIES

Payables		1,831.1	4.9	1,836.0	1,991.8	3.5	1,995.3
Interest-bearing liabilities	(h)	728.5	201.0	929.5	729.2	158.0	887.2
Current tax liabilities		77.4	—	77.4	82.5	—	82.5
Provisions		339.7	(3.6)	336.1	290.4	0.2	290.6
Total Current Liabilities		2,976.7	202.3	3,179.0	3,093.9	161.7	3,255.6

NON-CURRENT LIABILITIES

Payables		13.2	7.6	20.8	0.7	4.1	4.8
Interest-bearing liabilities	(b)	1,776.2	169.9	1,946.1	1,747.8	165.6	1,913.4
Deferred tax liabilities	(e)	388.5	186.7	575.2	292.8	198.9	491.7
Provisions	(f)(i)	33.4	67.3	100.7	44.9	81.8	126.7
Defined benefit obligations	(g)	58.5	272.4	330.9	55.1	301.0	356.1
Undated subordinated convertible securities		332.3	—	332.3	301.1	—	301.1
Total Non-Current Liabilities		2,602.1	703.9	3,306.0	2,442.4	751.4	3,193.8
Total Liabilities		5,578.8	906.2	6,485.0	5,536.3	913.1	6,449.4
Net Assets		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8

EQUITY

Contributed equity	(k)	3,351.9	(33.2)	3,318.7	3,348.1	(21.7)	3,326.4
Reserves	(a)(j)	(349.2)	349.2	—	(510.9)	370.4	(140.5)
Retained profits		1,614.3	(768.5)	845.8	1,446.9	(720.0)	726.9
Equity attributable to members of the parent entity		4,617.0	(452.5)	4,164.5	4,284.1	(371.3)	3,912.8
Minority interests in controlled entities		90.6	0.1	90.7	78.5	(0.5)	78.0
Total Equity		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8

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IMPACT ON RETAINED EARNINGS

The expected impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

$ million	Note	Amcor Group
Retained earnings as at 1 July 2004 under AGAAP		1,614.3
AIFRS reconciliation:
• transfer from asset revaluation reserve	(a)	136.9
• transfer from exchange fluctuation reserve	(j)	(486.1)
• recognition of deficits in defined benefit plans	(g)	(269.8)
• recognition of the net impact of decommissioning provisions	(f)	(32.5)
• derecognition of start up and relocation costs	(a)	(34.9)
• lease adjustments	(b)	(12.0)
• deferral of government grants	(i)	(20.8)
• other adjustments	(d)(k)	(5.7)
• taxation effect of above adjustments	(e)	70.4
• other tax adjustments	(e)	(114.0)
Retained earnings as at 1 July 2004 under AIFRS		845.8

IMPACT ON STATEMENT OF FINANCIAL PERFORMANCE

The following table sets out the expected adjustments to the statement of financial performance of the consolidated entity for the year ended 30 June 2005.

		Amcor Group
		For the year ended 30 June 2005
		Transition
$ million	Note	AGAAP	Impact	AIFRS
Revenues from sale of goods		11,099.6	—	11,099.6
Other revenues from ordinary activities	(a)(i)	174.7	(79.1)	95.6
Total revenue from ordinary activities		11,274.3	(79.1)	11,195.2
Expenses from ordinary activities excluding borrowing costs		(10,871.2)	193.9	(10,677.3)
Borrowing costs	(b)(g)(h)	(158.1)	(28.2)	(186.3)
Profit from Ordinary Activities Before Related Income Tax Expense		245.0	86.6	331.6
Income tax (expense) relating to ordinary activities	(e)	(58.8)	(13.5)	(72.3)
Profit from Ordinary Activities After Related Income Tax Expense		186.2	73.1	259.3
Attributable to:
Members of the parent entity		173.2	73.0	246.2
Outside equity interests		13.0	0.1	13.1
		186.2	73.1	259.3

SUMMARY OF IMPACT ON NET PROFIT

The impact by type of adjustment, of the transition to AIFRS on net profit for the year ended 30 June 2005 is summarised below:

$ million	Note	Amcor Group
Net profit as reported under AGAAP		186.2
Amortisation of goodwill	(c)	127.2
Tax loss utilisation adjustment to goodwill	(c)	(10.0)
Defined pension plan expense	(g)	(10.4)
Decommissioning expenses	(f)	(3.9)
Share-based payments	(k)	(3.7)
Start up costs	(a)	(3.4)
Government grants	(i)	(9.6)
Other	(a)(b)	0.4
Adjustment to income tax expense	(e)	(13.5)
Net profit under AIFRS		259.3

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Set out below are the significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections made under AASB 1:

(a) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment will be measured at cost under AIFRS. However, at transition date, AASB 1 permits certain items of property, plant and equipment to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

Any asset revaluation reserve balance relating to these assets will be derecognised at transition and adjusted against retained earnings. At 1 July 2004, it is expected that $136.9 million for the consolidated entity, will be reclassified from asset revaluation reserve to retained earnings.

Other expected transition adjustments to property, plant and equipment totalling $62.6 million for the consolidated entity include assets under AGAAP sale and leaseback arrangements which are not recognised as such for AIFRS, refer note (b), the de-recognition of start up and relocation costs which have been capitalised under AGAAP and which are now specifically excluded from the cost of any asset under AASB 116 Property, Plant and Equipment, and the recognition of decommissioning costs as explained in note (f). In addition, software costs previously recognised in plant and equipment have been reclassified to intangible assets, refer note (c). The effect of these adjustments to property, plant and equipment at 30 June 2005 is expected to be $26.7 million for the consolidated entity.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $69.5 million is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b) LEASES

Operating leases

Under application of AASB 117 Leases, where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount, the lease rental expense being charged to the profit and loss will be an equal amount over the life of the lease unless another systematic basis is more representative of the time pattern of the benefit.

For the consolidated entity, this change in recognition of lease expense is expected to result in an increase in accrued lease expense of $7.5 million at 1 July 2004. The current year impact for the consolidated entity is an increase in lease expense of $0.9 million.

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting. The consolidated entity expects that this transaction will be treated as a secured borrowing and the properties reinstated on the balance sheet and recorded as an asset. The consolidated entity expects that, under AIFRS this will result in an increase in property, plant and equipment of $163.3 million and an increase in interest bearing liabilities of $167.8 million at 1 July 2004. For the year ended 30 June 2005, the consolidated entity expects payments made under the relevant agreements to be apportioned between interest expense and the loan liability.

(c) BUSINESS COMBINATIONS AND INTANGIBLE ASSETS

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet. The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Year ended 30 June 2005

Business combinations that occurred on or after 1 July 2004 will be restated to comply with AIFRS. All business combinations will be accounted for using the purchase method. There are no adjustments expected in the consolidated entity.

Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable asset, liabilities and contingent liabilities acquired.

In respect of acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangibles assets not meeting the AIFRS recognition criteria and including relevant fair value adjustments at the date of acquisition. No reclassifications are expected.

Goodwill will be stated at cost less any accumulated impairment losses. Goodwill will be allocated to cash generating units (CGU’s) and tested annually for impairment (refer note (d) for further details on impairment testing).

For the year ended 30 June 2005, goodwill is expected to be adjusted by $10 million, representing deferred tax assets recognised in the current period, which would have been recognised at the time of acquisition had they met the separate recognition criteria at that time. This reduction in carrying amount of goodwill is recognised as an expense.

Other intangible assets

Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses.

On transition, other intangible assets have been reviewed to ensure they are capable of recognition under AASB 138 ‘Intangible Assets’ and tested for impairment. No impairment losses are expected on transition.

Certain software assets will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS. This is expected to result in a reclassification of $84.2 million in the consolidated entity as at 1 July 2004 and $115.6 million as at 30 June 2005.

Amortisation

Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but will be tested for impairment annually. Other intangible assets will be amortised from the date they are available for use.

For the year ended 30 June 2005 the reversal of goodwill amortisation provided under AGAAP, is expected to result in an increase in the AIFRS result for the year of $127.2 million for the consolidated entity.

(d) IMPAIRMENT

Under current AGAAP policy the recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows or discounted cash flows as deemed

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appropriate. Non-current assets are written down to the recoverable amount where the carrying value of any non-current asset exceeds the recoverable amount.

Under AIFRS, the recoverable amount of the consolidated entity’s non-current assets, excluding deferred tax assets, defined benefit assets, goodwill and indefinite life intangible assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. Under AIFRS, goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment annually. If there is an indication that an asset is impaired (or for those tested annually), the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the CGU to which the asset belongs will be determined. CGU’s have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets. Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value in use.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

An impairment assessment has been undertaken as at 1 July 2004. The consolidated entity is expecting to recognise an impairment loss of $5.2 million, due to the impact of the change in the basis of impairment testing. This impairment is expected to be recognised as a decrease in retained earnings.

(e) INCOME TAXES

Under AIFRS, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Under AGAAP, deferred tax balances are determined using the income statement method, in which items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

As at 1 July 2004, an increase in deferred tax assets of the consolidated entity of $143.1 million is expected to be recognised, including the recognition of deferred tax assets relating to the AIFRS opening balance sheet adjustments for defined benefit plans and decommissioning provisions.

As at 1 July 2004, an increase in deferred tax liabilities of the consolidated entity of $186.7 million is expected to be recognised including the recognition of deferred taxes liabilities relating to revalued assets, securitised assets and an additional liability due to deductible goodwill.

Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase from AGAAP by $154.6 million and $198.9 million respectively as at 30 June 2005.

There are no effects of recent interpretations of the Australian Tax Consolidation Regime for the consolidated entity.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense of $13.5 million for the consolidated entity.

(f) DECOMMISSIONING PROVISIONS

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists. At each reporting date the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the statement of financial performance as it occurs.

If the change in the liability results in a decrease in the liability that exceeds the carrying amount of the asset, the asset is written down to nil and the excess is recognised immediately in net profit. If the change in the liability results in an addition to the cost of the asset, the recoverability of the new carrying amount is considered. Where there is an indication that the new carrying amount is not fully recoverable, an impairment test is performed.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition. Under current AGAAP, the costs of restoration are not recognised until the expenditure is incurred. Under AIFRS, a provision for restoration costs must be recognised over the period of the lease and measured at the expected cost of restoration at each reporting date.

At transition, the present value of the required restoration provision was recognised. A corresponding asset, calculated as the amount of the liability discounted back to acquisition date, and accumulated depreciation from acquisition date to transition date, was recognised. The net expected adjustment in the consolidated entity is an increase in the restoration provision of $52.4 million, and an increase in the net book value of assets of $19.9

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million, resulting in a net decrease to retained earnings of $32.5 million.

The expected impact on the consolidated entity for the financial year ended 30 June 2005 is to decrease AGAAP net profit by $3.9 million due to higher depreciation and interest expenses under AIFRS.

(g) DEFINED BENEFIT PLANS

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted.

The discount rate will be the rate attaching to AAA credit rated bonds that have maturity dates which most closely match the terms of maturity of the related liabilities. Where AAA credit rated bonds are not available, and specifically for all Australian Dollar denominated obligations, the discount rate will be the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees will be recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense will be recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset will be limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

Under AGAAP, defined benefit plans are accounted for on a cash basis, with a defined benefit obligation of $58.5 million and no plan assets recognised in the balance sheet of the consolidated entity as at 30 June 2004. As at 1 July 2004, the consolidated entity expects to recognise an additional net deficit, under AIFRS, in post employment benefit plans of $272.4 million, resulting in a total defined benefit obligation under AIFRS of $330.9 million. The consolidated entity expects the net effect on retained earnings as at 1 July 2004 to be a decrease of $269.8 million which includes the effect of surplus plan assets of $2.6 million.

For the financial year ended 30 June 2005 the consolidated entity expects to recognise an increase in the defined benefit obligations under AIFRS of $25.2 million. This movement represents employee costs recognised in the statement of financial performance, actuarial losses expected to be recognised directly through retained earnings and the contributions made by the Company. Due to the amount of defined benefit obligation expense under AGAAP the impact on net profit under AIFRS for the year ended 30 June 2005 is an increased expense of $10.4 million.

(h) SECURITISED RECEIVABLES

Under AIFRS, trade receivables that have been securitised are expected to be brought back on balance sheet as the special purpose entity, established for the securitisation, is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the probability of risks and benefits in determining control, not just the possibility. This is expected to result in an increase in both receivables and interest bearing liabilities of $197.9 million at 1 July 2004 and $157.7 million at 30 June 2005 in the consolidated entity.

(I) GOVERNMENT GRANTS

Under AGAAP, contributions towards the acquisition of assets are recognised as revenue at the fair value of the grant received, when the consolidated entity gains control of the contribution. Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

This is expected to result in an increase in liabilities of $20.8 million at 1 July 2004, with a corresponding adjustment to retained earnings. The current year impact for the consolidated entity is expected to be a decrease in net profit and an increase in liabilities of $9.6 million.

(j) FOREIGN CURRENCY

Financial statements of foreign operations

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the exchange fluctuation reserve (EFR) until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS each entity in the consolidated entity determines its functional currency, i.e. the currency of the primary economic environment in which the entity operates, reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the EFR.

There are no expected changes in functional currency for the Company or its subsidiaries on transition from AGAAP to AIFRS.

All foreign operations are translated into Australian dollars using the method described above, the previous AGAAP concept of ‘self sustaining’ foreign operations does not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised in the EFR attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

The AASB 1 election to reset the EFR balance under AGAAP to nil at the date of transition is expected to be adopted. For the consolidated entity, at 1 July 2004 an amount of $(486.1) million is expected to be reclassified from EFR to retained earnings.

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(k) SHARE BASED PAYMENTS

Under current AGAAP, no expense is recognised for options issued to employees. Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured using the Black Scholes model. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on equity on transition.

In addition, loans issued as part of the employee share scheme under AGAAP have been reflected as a reduction in both equity and receivable on transition to AIFRS. The expected effect of this adjustment to the consolidated entity as at 1 July 2004 is $34.4 million.

For the financial year ended 30 June 2005, employee benefits expense and share capital are expected to be increased by $3.7 million in the consolidated entity representing the options expense for the period.

(l) EARNINGS PER SHARE

Under AIFRS, basic and diluted earnings per share are calculated using the profit or loss from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share for the financial year ending 30 June 2005, calculated on the AIFRS adjusted results are expected to be:

	AIFRS	AGAAP

Basic EPS from continuing operations:	22.1 cents	13.8 cents

Diluted EPS from continuing operations:	22.0 cents	13.7 cents

(m) FINANCIAL INSTRUMENTS/INSURANCE CONTRACTS

The Company expects to utilise the election available in AASB 1 and not restate comparatives, up to 30 June 2005, for AASB 132 ‘Financial Instruments: Disclosure and Presentation’, AASB 139 ‘Financial Instruments: Recognition and Measurement’ and AASB 4 ‘Insurance Contracts’.

There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP is expected to continue to apply. As at 1 July 2005 the expected adjustments are:

•                  The consolidated entity expects that, under AIFRS, it will be required to reclassify the Perpetual Amcor Convertible Reset Securities (PACRS) as debt rather than equity. As at 1 July 2005, this is expected to result in an increase in liabilities and corresponding decrease in equity (apart for initial PACRS transaction costs) for the consolidated entity of $610 million. Interest accruing on these reset securities will be recorded as a borrowing cost, rather than a distribution from retained earnings. For the year ended 30 June 2005, distributions from retained earnings related to PACRS was $52 million.

•                  The consolidated entity expects that, under AIFRS, it will be required to recognise all derivative contracts, including any embedded derivatives that may be identified at fair value on the balance sheet. The consolidated entity enters into interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity fixed price swaps and share appreciation options. At June 2005, the net fair value of these derivative financial instruments was $69.5 million.

•                  AIFRS recognises fair value hedge accounting, cash flow hedge accounting, and hedges of net investments in foreign operations. Any ineffective portion of hedges will be recognised in the income statement, increasing volatility of reported profit. The consolidated entity expects to predominantly use cash flow hedging, where appropriate, in respect of its interest rate risk hedges and foreign exchange hedges for forecast transactions. Hedge accounting will be applied to forecast capital expenditure commitments and other forecast transactions above a $0.5 million face value equivalent threshold and/or beyond a six month time frame, with any changes in fair value reflected in equity reserves. Where hedge accounting is not applied, changes in fair value will be recognised in the income statement.

•                  The consolidated entity holds investments in companies listed and not listed on stock exchanges which are currently carried at cost. Under AIFRS, the consolidated entity expects that these investments will be categorised as available for sale and therefore restated to fair value with any gain or loss recognised directly to equity, through the statement of changes in equity.

NOTE 6. EVENTS SUBSEQUENT TO REPORTING DATE

DIVIDENDS

Since 30 June 2005 the directors have declared a final dividend on ordinary shares payable on 28 September 2005 of approximately $149.4 million. This represents a dividend of 17 cents per share 22% franked at a 30% tax rate. The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 30 June 2005 and will be recognised in subsequent financial reports.

66

DIRECTORS’ DECLARATION

In the opinion of the directors of Amcor Limited the accompanying Concise Financial Report of the consolidated entity, comprising Amcor Limited and its controlled entities for the year ended 30 June 2005, set out on pages 23 to 27 and 54 to 66:

(a)       has been derived from or is consistent with the Full Financial Report for the financial year; and:

(b)       complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 24th day of August 2005.

CHRIS ROBERTS	KEN MACKENZIE
CHAIRMAN	MANAGING DIRECTOR
AND CHIEF EXECUTIVE OFFICER

67

INDEPENDENT AUDIT REPORT TO MEMBERS OF AMCOR LIMITED

SCOPE

THE FINANCIAL REPORT AND DIRECTORS’ RESPONSIBILITY

The Concise Financial Report comprises the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes, and the accompanying discussion and analysis on the Statement of Financial Performance, Statement of Financial Position, and Statement of Cash Flows, (set out on pages 23 to 27 and 54 to 66) for Amcor Limited (the ‘Company’) and its controlled entities for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation of the Concise Financial Report in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

AUDIT APPROACH

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full Financial Report of the Company and its controlled entities for the year ended 30 June 2005. Our audit report on the full financial report was signed on 24 August 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the Concise Financial Report to assess whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

We formed our audit opinion on the basis of these procedures, which included:

•                  testing that the information in the Concise Financial Report is consistent with the full Financial Report, and

•                  examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full Financial Report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

AUDIT OPINION

In our opinion, the Concise Financial Report of Amcor Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

KPMG

MELBOURNE	P M SHANNON
24 AUGUST 2005	PARTNER

68

STATEMENT OF SHAREHOLDINGS

Statement pursuant to Australian Stock Exchange Limited official list requirements Holders of Amcor shares at 23 August 2005.

Amcor’s Top Twenty Shareholders	Fully Paid Ordinary Shares	Percentage of Total Shares
Westpac Custodian Nominees Limited	161,137,836	18.35
J P Morgan Nominees Australia Limited	116,450,724	13.26
National Nominees Limited	91,913,572	10.47
ANZ Nominees Limited	51,317,642	5.84
RBC Global Services Australia Nominees Pty Limited	35,696,504	4.06
Citicorp Nominees Pty Limited	32,907,353	3.75
Cogent Nominees Pty Limited	11,809,469	1.34
Queensland Investment Corporation	9,802,771	1.12
Australian Foundation Investment Company Limited	9,321,494	1.06
HSBC Custody Nominees (Australia) Limited	6,995,438	0.80
Argo Investments Limited	5,051,511	0.58
Government Superannuation Office	4,536,786	0.52
Health Super Pty Limited	4,238,741	0.48
Perpetual Trustee Company Limited	3,985,755	0.45
Sandhurst Trustees Limited	3,973,923	0.45
AMP Life Limited	3,909,249	0.45
Victorian Workcover Authority	3,204,306	0.36
PSS Board	3,178,811	0.36
UBS Private Clients Australia	2,145,085	0.24
Transport Accident Commission	2,121,972	0.24
Total	563,698,942	64.18

SUBSTANTIAL SHAREHOLDERS

Mondrian Investment Partners Ltd (formally Delaware International Advisers Limited) by notice dated 27 September 2004, has a relevant interest in 67,329,189 shares.

Maple-Brown Abbot Ltd by notice dated 3 May 2005, has a relevant interest in 61,978,779 shares.

These shares are held by several nominee companies.

DISTRIBUTION OF SHAREHOLDINGS

Fully Paid Ordinary Shares

Size of Holding	Number of Shareholders	% of Shareholders	Number of shares	% of Shares
1-1,000 shares*	55,891	45.2	27,846,404	3.2
1,001-5,000 shares	56,148	45.4	123,812,226	14.1
5,001-10,000 shares	7,696	6.2	53,724,408	6.1
10,001-100,000 shares	3,720	3.0	73,407,106	8.4
100,001 and over shares	153	0.2	599,496,190	68.2
Total	123,608	100.0	878,286,334	100.0

*Of these shareholders 1,529 held less than a marketable parcel.

Votes of shareholders are governed by Rules 43 to 48 of the Company’s Constitution. In broad summary, but without prejudice to the provisions of these rules, on a show of hands every shareholder present in person shall have one vote and upon a poll every shareholder present in person or by proxy or attorney shall have one vote for every share held.

Unquoted equity securities - issued pursuant to the Amcor Employee Share/Option Plan approved by shareholders on 24 October 1985, and as amended on 20 October 1988.

Unquoted Equity Securities	Numbers of Employees Participating	Number of Securities
Partly paid ordinary shares paid to 1 cent	35	432,000
Partly paid ordinary shares paid to 5 cents	71	1,000,000
Options over ordinary shares exercisable at various prices	398	18,869,715

69

STATISTICAL SUMMARY

Results shown before significant items except where indicated

$ million (except where indicated)

For years ended 30 June	2005	2004	2003	2002	2001	2000

Amcor Consolidated Results
Net sales	11,099.6	10,405.9	10,709.9	7,472.4	5,667.2	5,737.2
Operating profit before interest & tax	710.6	703.5	721.6	567.9	508.0	547.1
Operating profit before tax	573.4	571.3	575.3	446.4	367.0	416.4
Net operating profit	443.0	440.3	431.4	316.9	241.1	277.0
Net operating profit/(loss) after significant items	173.2	345.7	361.3	851.7	282.4	290.9
Earnings per share(1) (cents)	44.5	44.7	45.3	42.1	38.0	43.9
Return on average shareholders’ equity (% p.a.)	9.7	9.4	9.8	12.1	11.7	11.1
Dividend and distribution	351.3	332.7	305.2	242.6	179.1	237.9
Dividend per ordinary share (cents)	34.0	32.0	30.0	28.0	28.0	38.0
Dividend franking (% p.a.)	25.0	40.0	45.0	50.0	50.0	27.5
Dividend cover (times)	1.31	1.38	1.50	1.31	1.35	1.16
Financial Ratios:
Net tangible asset backing per share ($)	2.50	2.52	2.68	4.07	2.62	2.41
Net PBITA interest cover* (times)	4.4	4.5	4.3	3.9	3.9	4.5
Gearing (net debt/net debt & shareholders’ equity)** (%)	37	36	33	(6)	46	43

*all hybrids treated as debt

**convertible notes treated as debt

Financial Statistics:
Income from dividends and interest	21.5	13.8	11.0	17.2	16.9	15.4
Depreciation and amortisation provided during year	582.8	603.8	607.2	341.1	240.3	242.5
Net interest	137.2	132.2	146.3	114.1	133.2	125.2
Cash flow from operations(2)	982.7	979.7	964.5	725.8	525.9	550.0
Capital expenditure & acquisitions	604.6	1,086.0	832.2	392.5	932.7	430.6
Balance Sheet Data as at 30 June:
Current assets	3,336.8	3,052.0	2,950.5	4,591.1	2,683.4	1,749.0
Non-current assets	6,562.1	7,234.4	6,611.8	4,250.9	4,342.3	3,206.7
Total Assets	9,898.9	10,286.4	9,562.3	8,842.0	7,025.7	4,955.7
Current liabilities	3,093.9	2,976.7	3,025.7	2,128.8	2,086.9	1,386.3
Non-current liabilities	2,442.4	2,602.1	1,900.8	2,146.3	2,369.1	1,712.4
Total Liabilities	5,536.3	5,578.8	4,926.5	4,275.1	4,456.0	3,098.7
Net Assets	4,362.6	4,707.6	4,635.8	4,566.9	2,569.7	1,857.0
Shareholders’ Equity
Share capital	3,348.1	3,351.9	3,135.3	2,972.8	1,401.6	971.9
Reserves	(510.9)	(349.2)	(210.8)	73.3	232.5	288.1
Retained profits	1,446.9	1,614.3	1,515.3	1,348.6	726.4	513.1
Shareholders’ equity attributable to parent entity	4,284.1	4,617.0	4,439.8	4,394.7	2,360.5	1,773.1
Minority interests in controlled entities	78.5	90.6	196.0	172.2	209.2	83.9
Total Shareholders’ Equity	4,362.6	4,707.6	4,635.8	4,566.9	2,569.7	1,857.0
Other Data as at 30 June:
Fully-paid shares (000)	878,183	877,950	848,224	822,601	633,192	624,075
Convertible securities - number of shares (000)	140,763	139,546	140,563	144,117	131,069	67,476
Amcor share price
• year’s high ($)	7.90	9.13	8.93	9.10	6.84	8.66
• year’s low ($)	6.26	6.52	7.68	5.69	5.04	4.79	#
• close ($)	6.70	6.97	8.12	8.24	6.62	5.84	#
Market capitalisation	5,883.8	7,091.9	8,029.0	7,965.8	5,059.4	4,038.7
Employee numbers	27,243	29,100	28,600	23,600	23,300	17,500
Number of shareholders	125,936	135,100	121,600	113,700	110,700	110,600

# Post PaperlinX Limited demerger

(1) Based on net operating profit before significant items, divided by the weighted average number of shares on issue.

(2) Operating profit before tax and significant items, plus depreciation and other non-cash provisions, less income tax.

70

INVESTOR INFORMATION

Amcor continues to divide its Full Year Financial Report into two reports – Concise and Financial.

The Concise Report contains key information on Amcor’s businesses, performances and summarised financial data for the year. The Financial Report contains more detailed financial information. Both or either of these reports are sent to shareholders who are on record as wishing to receive a copy. These, and prior reports can also be viewed on Amcor’s website www.amcor.com.

Amcor provides these reports on its website in a user-friendly format. The reports are interactive, searchable, printable, downloadable and easily emailed - or able to be viewed quickly on your computer. If shareholders find this facility satisfactory for their needs, we would appreciate them contacting the Share Registry and asking to be removed from the mailing list. Apart from lowering Amcor’s overheads, this will also help the environment by reducing paper use and wastage.

SHARE REGISTRY ENQUIRIES

Shareholders who wish to approach the Company on any matter related to their shareholding should contact Amcor’s Share Registry in Melbourne.

For enquiries within Australia call 1300 302 458 and from outside Australia call +61 3 9415 4104.

Alternatively, shareholders can contact the Share Registry –

By post to:

Amcor Share Registry

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

or

GPO Box 2975

Melbourne Victoria 3001 Australia

or

by fax to: +61 3 9473 2500

INTERNET FACILITIES

Amcor’s Share Registry and Amcor Investments’ PACRS and PACRS2 Registry details can be obtained from Amcor’s website – www.amcor.com. This facility provides a 24-hour service to shareholders, enabling access to information such as current holding balances, TFN notification, dividend history, choice about receipt of reports, historical price information and graphs of the share price against market indices. This information can be accessed by clicking on ‘Investor Information’ in the main menu then choosing Shareholders > Internet Share Registry. You will need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your family name and postcode.

Changes to your shareholder details, such as a change of name or address, or notification of your tax file number, direct credit of dividend advice or Dividend Reinvestment Plan preferences, can be made by printing out any forms you need, filling them in and sending the changes to Amcor’s Share Registry.

CHANGE OF ADDRESS

Issuer sponsored shareholders should notify Amcor’s Share Registry immediately of any change to their registered address in writing, signed by the shareholder/s. Shareholders should quote their previous address and Securityholder Reference Number. CHESS uncertificated shareholders should advise their sponsoring broker or non-broker participant. Forms for this service are available from Amcor’s Share Registry or from the Amcor website.

DIVIDENDS

The Company normally pays dividends in April and October. Shareholders should retain all remittance advices relating to dividend payments for tax purposes.

The following options are available to shareholders regarding payment of dividends:

1) By cheque payable to the shareholder

Lost or stolen cheques should be reported, in writing, immediately to Amcor’s Share Registry to enable a ‘stop payment’ and replacement.

2) By direct deposit to an Australian bank, building society or credit union account

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Forms for this service are available from Amcor’s Share Registry or from Amcor’s website.

3) Dividend Reinvestment Plan (DRP)

The DRP provides shareholders with the option of investing their dividends in additional Amcor shares, while retaining the benefits of dividend franking. Shares acquired under the DRP rank equally with existing fully paid ordinary shares and will be provided to participants with no discount at a price equivalent to the arithmetic average of the daily weighted average market price of Amcor shares sold on the ASX during a period of nine business days after the record date for the relevant dividend. That period begins on the second business day after the record date and ends on the tenth business day.

Due to legal constraints which apply, securityholders who reside in certain countries, will not be able to participate in the DRP and will receive dividends in cash.

A booklet containing full details of the DRP and a DRP election form are available on request from Amcor’s Share Registry. The DRP election form and booklet are also available from Amcor’s website in PDF format.

TAX FILE NUMBERS

Amcor is required to withhold tax at the rate of 48.5% on any unfranked component of a dividend or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form.

Investors are not required by law to provide their TFN and can choose whether or not they wish to do so.

STOCK EXCHANGE LISTINGS

Amcor shares are listed on the Australian and New Zealand Stock Exchanges. All shares are recorded on the principal share register of Amcor Limited, located in Victoria, Australia. Amcor Investments (New Zealand) Ltd PACRS and PACRS2 convertible securities are listed on the Australian Stock Exchange and the USD Convertible Unsecured Notes are listed on the NASDAQ Smallcap Market in the US. Amcor Limited’s Eurobonds are listed on the London Stock Exchange.

AMERICAN DEPOSITORY RECEIPTS

Amcor shares are traded in the form of American Depository Shares (ADSs) evidenced by American Depository Receipts (ADRs) on the NASDAQ National Market System in the US. Each ADS traded represents four Amcor ordinary shares. Information about ADRs is available from the depository, JPMorgan Chase Bank and via the internet on www.ADR.com.

AMCOR PUBLICATIONS

The Company’s Full Year Financial Report is the main source of information for investors and is mailed to shareholders in late September.

Other publications issued during the year are:

1) The Chairman’s Address to the Annual General Meeting, which is mailed to shareholders in November. This includes the first quarter results.

2) The Half Year Financial Report reviewing the Company’s performance for the six months to 31 December, is mailed to shareholders in March.

3) The Third Quarter Financial Report, reviewing the nine months of trading to 31 March, is mailed to shareholders in April.

All these publications, and many others which may also be of interest, such as Sustainability and Community reports, are also available from the Company’s website.

71

SENIOR MANAGEMENT AND CORPORATE DIRECTORY

Website: www.amcor.com

Email: head.office@amcor.com.au

AMCOR LIMITED

CORPORATE HEAD OFFICE

679 Victoria Street

Abbotsford Victoria 3067

Australia

Telephone: +61 3 9226 9000

Facsimile: +61 3 9226 9050

Ken MacKenzie

Managing Director and
Chief Executive Officer

AMCOR AUSTRALASIA

971 Burke Road

Camberwell Victoria 3124

Australia

Telephone: +61 3 9811 7111

Facsimile: +61 3 9811 7171

Louis (Lou) Lachal

Managing Director

AMCOR ASIA

17 Senoko Loop

Woodlands East Industrial Estate

Singapore 758151

Telephone: +65 6756 1088

Facsimile: +65 6756 1087

Billy Chan

Managing Director

AMCOR FLEXIBLES

Brighouse Court

Barnett Way, Barnwood

Gloucester GL4 3RT

United Kingdom

Telephone: +44 1452 634100

Facsimile: +44 1452 634150

Graham James

Managing Director

AMCOR PET PACKAGING

935 Technology Drive, Suite 100

Ann Arbor Michigan 48108

United States of America

Telephone: +1 734 428 9741

Facsimile: +1 734 302 2298

William Long

President

AMCOR SUNCLIPSE

6600 Valley View Street

Buena Park California 90620

United States of America

Telephone: +1 714 562 6000

Facsimile: +1 714 562 6059

Eric Bloom

President and

Chief Executive Officer

AMCOR RENTSCH EUROPE

Industriestrasse West 6

CH-4613 Rickenbach

Switzerland

Telephone: +41 62 209 0111

Facsimile: +41 62 209 0112

Jerzy Czubak

Group Managing Director

AMCOR WHITE CAP

Hansastraße 4

D-30419 Hannover

Germany

Telephone: +49 (0) 511 7905 4501

Facsimile: +49 (0) 511 7905 4511

Peter Konieczny

President

BERICAP NORTH AMERICA

835 Syscon Court

Burlington, Ontario L7L 6C5

Canada

Telephone: +1 905 634 2248

Facsimile: +1 905 634 7780

Scott Ambrose

Chief Operating Officer

CORPORATE EXECUTIVES

Peter Day	Executive General Manager Finance

Ron Delia	Executive General Manager Operations Development

Julie McPherson	Company Secretary and Group General Counsel

John Murray	Executive General Manager Corporate Affairs

Ian Wilson	Strategic Development Director

Peter Wilson	Executive General Manager Human Resources and Operating Risk

SHARE REGISTRY

Amcor Share Registry

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067 Australia

Postal address:

GPO Box 2975

Melbourne Victoria 3001 Australia

Telephone: 1300 302 458 (within Australia)

Telephone: +61 3 9415 4104 (outside Australia)

Facsimile: +61 3 9473 2500

Email: web.queries@computershare.com.au

72

FINANCIAL CALENDAR

FINANCIAL CALENDAR 2005/06

Financial Full Year Ends	30 June 2005
Announcement of Full Year result	24 August 2005
Ex Dividend date for Final Dividend	2 September 2005
Record date for Final Dividend	8 September 2005
Final Dividend Payment Date	28 September 2005
Ex Date for Convertible Note Interest Payments	10 October 2005
Record Date for PACRS1 and PACRS2 Interest Payments	14 October 2005
Annual General Meeting (Grand Hyatt, Melbourne)	27 October 2005
Chairman’s Address to AGM mailed	Mid November 2005
Financial Half Year ends	31 December 2005
Announcement of Interim (Half Year) results	16 February 2006
Ex Dividend date for Interim Dividend	Late February 2006
Half Year Financial Report mailed	Early March 2006
Record date for interim dividend	Early March 2006
Interim dividend payment date	Late March 2006
Ex date for Convertible Notes Interest Payments	Early April 2006
Record date for PACRS1 & PACRS2 Interest Payments	Mid April 2006
Third Quarter Result Announced	Late April 2006
Third Quarter Financial Report mailed	Late April 2006
Financial Full Year Ends	30 June 2006

Please visit our website to view this calendar. It is updated on a regular basis as soon as dates are confirmed.

INTEREST PAYABLE ON CONVERTIBLE SECURITIES AND NOTES:

•       Amcor Investments (New Zealand) Limited 8.5733% Perpetual Amcor Convertible Reset Securities (PACRS), 31 October and 30 April subject to reset or conversion on or before 30 April 2006.

•       Amcor Investments (New Zealand) Limited 8.57% Perpetual Amcor Convertible Reset Securities (PACRS2), 31 October and 30 April subject to reset or conversion on or before 30 April 2007.

•       1997 7.25% US dollar undated subordinated convertible notes, 19 May and 19 November each year subject to final conversion date of 18 November 2006.

Designed and produced by Perspexa

Printed on 50% recycled paper

FULL YEAR FINANCIAL REPORT 2005

FINANCIAL REPORT

SHAPING OUR FUTURE

Amcor Limited ABN 62 000 017 372

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of Amcor Limited will be held in the Savoy Ballroom of the Grand Hyatt Melbourne, 123 Collins Street, Melbourne at 11.00am on Thursday 27 October 2005.

Julie McPherson

Company Secretary and Group General Counsel

Amcor Limited

ABOUT THIS REPORT

Amcor’s Full Year Financial Report is issued in two sections – Concise and Financial. Both versions can be viewed on, or downloaded from, Amcor’s website www.amcor.com

In this report, ‘the year’, ‘2004/05’ and ‘2005’ refer to the financial year ended 30 June 2005. Likewise, ‘2005/06’ and ‘2006’ refer to the financial year ending 30 June 2006.

All monetary amounts are in Australian dollars unless otherwise specified.

CONTENTS

Statements of Financial Performance
Statements of Financial Position
Statements of Cash Flows
Notes to the Financial Statements
Directors’ Declaration
Independent Audit Report to the Members of Amcor Ltd.
Statement of Shareholdings
Statistical Summary
Investor Information
Senior Management and Corporate Directory
Inside Back Cover
Financial Calendar and Interest Payable

For the year ended 30 June

STATEMENTS OF FINANCIAL PERFORMANCE

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Revenues from sale of goods	2	11,099.6	10,405.9	—	—
Other revenues from ordinary activities	2	174.7	175.0	365.5	406.8
Total revenue from ordinary activities	2	11,274.3	10,580.9	365.5	406.8
Expenses from ordinary activities excluding borrowing costs	3	(10,871.2)	(9,964.0)	287.1	(95.9)
Borrowing costs	3	(158.1)	(145.4)	(217.2)	(179.8)
Profit from ordinary activities before related income tax expense		245.0	471.5	435.4	131.1
Income tax (expense)/benefit relating to ordinary activities	5	(58.8)	(111.3)	37.9	46.9
Profit from ordinary activities after related income tax expense		186.2	360.2	473.3	178.0
Net profit attributable to outside equity interests		(13.0)	(14.5)	—	—
Net profit attributable to members of the parent entity	27	173.2	345.7	473.3	178.0

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net exchange difference relating to self-sustaining foreign operations	26	(159.8)	(65.4)	—	—
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(159.8)	(65.4)	—	—
Total changes in equity from non-owner related transactions attributable to the members of the parent entity	29	13.4	280.3	473.3	178.0
Net operating profit attributable to members of the parent entity:
• Before significant items		443.0	440.3	473.3	178.0
• After significant items	4	173.2	345.7	473.3	178.0

		cents	cents
Earnings per share
Basic earnings per share	7	13.8	33.8
Diluted earnings per share	7	13.7	33.7

The Statements of Financial Performance are to be read in conjunction with the notes to the financial statements set out on pages 5 to 66.

As at 30 June

STATEMENTS OF FINANCIAL POSITION

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

CURRENT ASSETS

Cash assets	9	210.8	131.0	3.7	7.5
Receivables	10	1,685.9	1,551.4	6,027.4	8,103.3
Inventories	11	1,440.1	1,369.6	—	—
Total Current Assets		3,336.8	3,052.0	6,031.1	8,110.8

NON-CURRENT ASSETS

Receivables	12	71.6	81.8	33.8	41.8
Other financial assets	13	48.4	12.9	4,678.7	3,647.9
Property, plant and equipment	14	4,400.1	4,745.0	8.7	5.6
Intangibles	15	1,766.9	2,062.7	5.5	5.0
Deferred tax assets	16	176.2	238.8	88.4	100.0
Other non-current assets	17	98.9	93.2	11.4	13.4
Total Non-Current Assets		6,562.1	7,234.4	4,826.5	3,813.7
Total Assets		9,898.9	10,286.4	10,857.6	11,924.5

CURRENT LIABILITIES

Payables	18	1,991.8	1,831.1	35.9	35.1
Interest-bearing liabilities	19	729.2	728.5	3,849.6	4,846.6
Current tax liabilities	20	82.5	77.4	13.4	23.6
Provisions	21	290.4	339.7	2.1	2.9
Total Current Liabilities		3,093.9	2,976.7	3,901.0	4,908.2

NON-CURRENT LIABILITIES

Payables	22	0.7	13.2	—	—
Interest-bearing liabilities	23	1,747.8	1,776.2	1,275.9	1,463.8
Deferred tax liabilities		292.8	388.5	148.6	169.2
Provisions	21	100.0	91.9	5.2	4.5
Undated subordinated convertible securities	24	301.1	332.3	301.1	332.3
Total Non-Current Liabilities		2,442.4	2,602.1	1,730.8	1,969.8
Total Liabilities		5,536.3	5,578.8	5,631.8	6,878.0
Net Assets		4,362.6	4,707.6	5,225.8	5,046.5

EQUITY

Contributed equity	25	3,348.1	3,351.9	2,751.5	2,755.3
Reserves	26	(510.9)	(349.2)	40.7	40.9
Retained profits	27	1,446.9	1,614.3	2,433.6	2,250.3
Equity attributable to members of the parent entity		4,284.1	4,617.0	5,225.8	5,046.5
Outside equity interests in controlled entities	28	78.5	90.6	—	—
Total Equity	29	4,362.6	4,707.6	5,225.8	5,046.5

The Statements of Financial Position are to be read in conjunction with the notes to the financial statements set out on pages 5 to 66.

For the year ended 30 June

STATEMENTS OF CASH FLOWS

			Consolidated		Amcor Limited
$ million	Note		2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers			10,936.7	10,453.7	—	—
Payments to suppliers and employees			(9,900.0)	(9,222.8)	(66.6)	(64.8)
Dividends received			0.6	0.6	40.6	37.3
Interest received			20.6	14.7	309.6	350.2
Borrowing costs paid			(156.3)	(165.6)	(211.8)	(183.4)
Income taxes paid			(115.5)	(105.8)	(42.2)	(4.9)
Other receipts/(payments)			71.3	57.0	31.8	(38.9)
Net Cash from Operating Activities(1)			857.4	1,031.8	61.4	95.5

CASH FLOWS FROM INVESTING ACTIVITIES

Loans drawn/(repaid) – controlled entities			—	—	157.8	(360.8)
Loans drawn by other persons			4.8	24.5	5.7	8.9
Acquisition of:
Controlled entities and businesses	36	(2)	(9.7)	(618.9)	(10.1)	(132.7)
Investments			(35.8)	—	—	—
Property, plant and equipment/Intangibles			(647.4)	(605.4)	(3.1)	(4.4)
Proceeds on disposal of:
Controlled entities and businesses (net of cash disposed)	36	(3)	10.8	40.2	—	—
Property, plant and equipment			77.4	98.3	0.3	—
Net Cash (used in)/from Investing Activities			(599.9)	(1,061.3)	150.6	(489.0)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other distributions paid			(346.6)	(225.0)	(287.3)	(172.9)
Net proceeds from share issues, convertible securities and calls on partly-paid shares			(3.3)	13.2	(2.5)	13.2
Proceeds from borrowings			3,719.0	5,280.3	3,324.0	4,668.3
Repayment of borrowings			(3,504.3)	(4,817.1)	(3,250.0)	(4,114.1)
Principal lease repayments			(18.1)	(144.8)	—	—
Net Cash (used in)/from Financing Activities			(153.3)	106.6	(215.8)	394.5
Net Increase/(Decrease) in Cash Held			104.2	77.1	(3.8)	1.0
Cash at the Beginning of the Year			121.1	46.1	7.5	6.5
Exchange rate changes on foreign currency cash balances			(11.5)	(2.1)	—	—
Cash at the End of the Year(2)			213.8	121.1	3.7	7.5

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 5 to 66.

(1) RECONCILIATION OF PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Profit from Ordinary Activities After Income Tax Add/(less) non-cash items and items classified as financing/investing activities:	186.2	360.2	473.3	178.0
Depreciation of property, plant and equipment	444.1	459.4	0.6	0.5
Amortisation of leased assets	7.4	13.2	—	—
Amortisation of goodwill and other intangibles	131.3	131.2	0.3	0.3
Interest capitalised	(3.7)	(4.5)	—	—
Finance charges on capitalised leases	3.9	4.7	—	—
Profit on disposal of non-current assets	(8.6)	(30.6)	(0.1)	—
Profit on disposal of business/controlled entities	(3.8)	(4.1)	(3.3)	—
Unrealised foreign exchange (gain)/loss	(1.6)	—	(322.1)	42.4
Effect of tax consolidation regime on tax balances	—	—	(102.7)	—
Non-cash significant item	227.5	50.2	—	—
	982.7	979.7	46.0	221.2
Change in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:
Decrease/(increase) in sundry assets	6.2	(19.9)	(9.2)	(6.1)
Decrease/(increase) in current and deferred taxes	(6.2)	10.7	22.6	(51.8)
Decrease/(increase) in provisions	(66.3)	(55.4)	(2.2)	1.4
	(66.3)	(64.6)	11.2	(56.5)
(Increase)/decrease in receivables	(167.4)	143.7	10.4	(40.1)
Increase in inventories	(165.5)	(18.1)	—	—
Increase/(decrease) in payables	273.9	(8.9)	(6.2)	(29.1)
	(59.0)	116.7	4.2	(69.2)
Net Cash from Operating Activities	857.4	1,031.8	61.4	95.5

(2) RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash – refer Note 9	210.8	131.0	3.7	7.5
Short-term deposits – refer Note 10	19.0	17.3	—	—
Bank overdrafts – refer Note 19	(16.0)	(27.2)	—	—
	213.8	121.1	3.7	7.5

(3) NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of nil (2004 $104.0 million) by means of finance leases. Dividends of nil (2004 $94.7 million) were paid for via the Dividend Reinvestment Plan and convertible securities of $0.1 million (2004 $99.9 million) were converted into fully paid ordinary shares. These transactions are not reflected in the Statements of Cash Flows.

The Statements of Cash Flows are to be read in conjunction with the notes to the financial statements set out on pages 5 to 66.

For the year ended 30 June

NOTES TO THE FINANCIAL STATEMENTS

INDEX

Note	Description

1	Accounting policies
2	Revenue
3	Profit from ordinary activities
4	Significant items
5	Income tax expense
6	Auditors’ remuneration
7	Earnings per share
8	Segment report
9	Cash assets
10	Receivables
11	Inventories
12	Non-current receivables
13	Other financial assets
14	Property, plant and equipment
15	Intangibles
16	Deferred tax assets
17	Other non-current assets
18	Current payables
19	Current interest-bearing liabilities
20	Current tax liabilities
21	Provisions
22	Non-current payables
23	Non-current interest-bearing liabilities
24	Undated subordinated convertible securities
25	Contributed equity
26	Reserves
27	Retained profits
28	Outside equity interests in controlled entities
29	Total equity reconciliation
30	Additional financial instrument disclosure
31	Capital expenditure commitments
32	Lease commitments
33	Other expenditure commitments
34	Contingent liabilities
35	Employee benefits
36	Amcor’s controlled entities
37	Related party disclosures
38	Directors’ and executives’ disclosures
39	Impact of adopting Australian Equivalents to International Financial Reporting Standards
40	Events subsequent to reporting date

NOTE 1 ACCOUNTING POLICIES

The significant accounting policies which have been adopted by Amcor Limited (‘the company’) and its controlled entities (‘the consolidated entity’) in the preparation of this financial report are:

(1) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or fair values of assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

(2) CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 ‘Consolidated Accounts’. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. A list of controlled entities appears in Note 36 to the financial statements.

Outside interests in the equity and results of the entities that are controlled by the company are shown as a separate item in the consolidated financial statements.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount and dividends are brought to account in the Statement of Financial Performance when they are declared.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(3) REVENUE RECOGNITION

Sale of Goods

Sales revenue comprises revenue earned net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods passes to the customer.

Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

Sales of Non-Current Assets

The gross proceeds of non-current asset sales are recognised as revenue at the date control passes to the buyer. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(4) TAXATION

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 ‘Tax Effect Accounting’ issued in December 1999 whereby the taxation benefits or liabilities which arise due to differences between the time when items are taken up in the consolidated entity’s financial statements and when they are to be taken up for income tax purposes are shown either as a deferred tax asset or a deferred tax liability. The deferred tax asset anddeferred tax liability are taken up at tax rates applicable to the periods in which they are expected to reverse.

The deferred tax asset relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction inincome tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

The company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 36. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions).

The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions during the year. The contributions are calculated as if each subsidiary was a stand-alone entity. The contributions are payable annually.

The assets and liabilities arising under the tax sharing agreement are recognised as inter-company assets and liabilities with a consequential adjustment to income tax expense/revenue.

Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (‘ATO’). In these circumstances the GST isrecognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(5) DEPRECIATION

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•                  Leasehold land between 1% – 3%
(2004 1% – 3%)

•                  Land improvements between 1% – 3%
(2004 1% – 3%)

•                  Buildings between 1% – 5%
(2004 1% – 5%)

•                  Plant and equipment between 3% – 25%
(2004 3% – 25%)

•                  Finance leased assets between 4% – 20%
(2004 4% – 20%).

(6) EMPLOYEE ENTITLEMENTS

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ service provided to reporting date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long Service Leave

Liabilities relating to long service leave and post-employment benefits have been calculated to represent the present value of estimated future cash outflows discounted to reporting date.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity’s experience with staff departures.

Liabilities which are not expected to be settled within 12 months are discounted using the rate attaching to those national government securities at reporting date which most closely match the terms of maturity of the related entitlements.

Profit Sharing and Bonus Plans

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

Employee Share and Option Plans

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’). Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

Options relating to the ESOP are generally issued at the closing market price on the date of allotment. Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Issues relating to the ESPP and the ESOP are detailed in Note 35.

Loans to assist in the purchase of shares are shown as receivables. Shares are held in trust until the loan is settled. The loans can be paid off at any time and must be settled when an individual ceases to be employed by the consolidated entity. No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid-up. Shares issued under the ESPP are credited to equity at the discounted value at the time of allotment.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 35.

(7) PROVISIONS

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery. In the Statements of Financial Position, the provision is recognised net of the recovery receivable only when the entity:

•       has a legally recognised right to set-off the recovery receivable and the provision; and

•       intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Restructuring

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

•       the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition; and

•       a detailed formal plan is developed by the earlier of three months after the date of acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been formally approved and the restructuring or termination benefits have either commenced or been publicly announced, or firm contracts related to the restructuring or the termination benefits have been entered into. Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in theprovision for restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Onerous Contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractualobligations. A provision is recognised to the extent that the contract obligations exceed future economic benefits.

Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(8) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and foreign exchange differences on borrowings other than those designated as net investment hedges.

Borrowing costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3.

(9) INVESTMENTS AND OTHER FINANCIAL ASSETS

Investments in listed and unlisted securities, other than controlled entities and associates, in the financial report, are brought to account at cost and dividend income is recognised in the Statements of Financial Performance when receivable.

The consolidated entity follows the requirements of AASB 1016 ‘Accounting for Investments in Associates’ and applies the equity method of accounting for investments in associates. Associates are those entities over which the consolidated entity exercises significant influence, but does not control.

The equity method requires the carrying amount of investments in associates to be adjusted by the consolidated entity’s share of associates’ net profit or loss after tax and other movements in reserves. Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount. These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves.

(10) NON-CURRENT ASSETS

The recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted or discounted cash flows as deemed appropriate. Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. The write-downis recognised as an expense in the Statements of Financial Performance in the reporting period in which it occurs.

(11) INVENTORIES

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisablevalue in the normal course of business.

(12) FOREIGN CURRENCY TRANSLATION

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 ‘Foreign Currency Translation’. Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

Prior to translation, the financial reports of self-sustaining operations in hyper-inflationary economies are restated to account for changes in the general purchasing power of the local currency, based on relevant price indices at reporting date.

For hyper-inflationary self-sustaining operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates and any excess is expensed.

(13) FINANCIAL INSTRUMENTS

Financial Instruments Included in Equity

Details of shares and other securities issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 25 and 35.

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) are classified as equity and the coupon interest payable on the PACRS and PACRS2 is treated as a distribution of shareholders’ equity. The consolidated Statement of Financial Performance does not include the coupon interest on the PACRS or PACRS2.

Financial Instruments Included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(8).

Commercial paper is carried at face value. The discount interest is carried as a deferred expense and brought to account on an accruals basis.

US$ notes are carried at face value and translated at the rates ruling at reporting date. Interest is charged as an expense as it accrues.

Eurobond notes are carried at face value. The discount is carried as a deferred expense and amortised over the period to maturity. Interest is charged as an expense as it accrues.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities have been translated at the rate of exchange ruling at reporting date. Interest payable on these securities is recognised when entitlements accrue and is calculated in accordance with the terms of each issue. The terms and conditions of undated subordinated convertible securities outstanding are set out in Note 24.

Financial Instruments Included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

Derivatives

The consolidated entity’s policy on interest rate risk management is to monitor and, where appropriate, hedge the consolidated entity’s exposure to movements in interest rates through the use of various hedging products available in the financial markets.

The consolidated entity may enter into interest rate and cross currency swaps, forward rate agreements and interest rate options to hedge interest rate and foreign currency exposures. These instruments are not held for speculative purposes. Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services or an anticipated interest transaction, gains and losses on the hedge arising up to the date of the anticipated transactions are included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the Statements of Financial Performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the Statements of Financial Position until the hedge transaction occurs. When recognised, the net receivables or payables are revalued using the rate of exchange ruling at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur, the deferred gains or losses that arose prior to its termination are included in the measurement of the purchase or sale or interest transaction as it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, deferred gains or losses that arose on the hedge instrument are included in the Statements of Financial Performance.

Net receipts and payments under the interest rate swap contracts, forward rate agreements and cross currency swaps are recognised on an accruals basis as an adjustment to interest expense. The premiums paid on interest rate options are included in other assets and amortised to borrowing costs over the term of the agreement.

Net Investment in Foreign Operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation.

(14) LEASED ASSETS

Leases under which the company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Payments made under operating leases are expensed over the term of the lease.

(15) RESEARCH AND DEVELOPMENT EXPENDITURE

Expenditure on research and development associated with product research and development innovation is charged against operating profit in the year in which the expenditure is incurred.

Where such expenditure is considered to have a demonstrable future economic benefit and commercial value, it is capitalised and amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding 10 years.

(16) TRADEMARKS/LICENCES

The consolidated entity writes off expenditure on trademarks/licences to profit as incurred.

(17) GOODWILL

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisitions of controlled entities and businesses.

All goodwill is amortised in equal installments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years. The unamortised balance of goodwill is reviewed at reporting date and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(18) EARNINGS PER SHARE (EPS)

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, after adjusting for distributions on PACRS, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

Diluted Earnings per Share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price (refer Note 7).

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(19) ACQUISITION OF ASSETS

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition,being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Acquired in-process research and development is only recognised as a separate asset when future benefits are expected beyond any reasonable doubt to be recoverable.

NOTE 2 REVENUE

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Revenue
Revenue from sale of goods	11,099.6	10,405.9	—	—

Other revenues from operating activities
Interest received/receivable:
• Controlled entities	—	—	320.5	351.1
• Other	20.9	13.2	2.6	1.7
	20.9	13.2	323.1	352.8
Dividend received/receivable
• Controlled entities	—	—	40.6	37.3
• Other	0.6	0.6	—	—
	0.6	0.6	40.6	37.3

Other revenues from outside operating activities
Gross proceeds on disposal of non-current assets	77.8	98.7	0.3	—
Gross proceeds on disposal of businesses and controlled entities	10.8	2.1	—	—
Other	64.6	60.4	1.5	16.7
	153.2	161.2	1.8	16.7
Total other revenues	174.7	175.0	365.5	406.8
Total Revenue from Ordinary Activities	11,274.3	10,580.9	365.5	406.8

NOTE 3 PROFIT FROM ORDINARY ACTIVITIES

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:
Depreciation
• of property, plant and equipment – refer Note 1(5) Amortisation:	(444.1)	(459.4)	(0.6)	(0.5)
• of leased assets – refer Note 1(5)	(7.4)	(13.2)	—	—
• of goodwill – refer Note 1(17)	(127.2)	(127.6)	—	—
• of other intangibles	(4.1)	(3.6)	(0.3)	(0.3)
	(582.8)	(603.8)	(0.9)	(0.8)

Borrowing costs
Interest paid/payable:
• Controlled entities	—	—	(125.3)	(92.2)
• Finance charges on leased assets	(3.9)	(4.7)	—	—
• Other persons	(150.0)	(138.4)	(91.0)	(87.6)
Interest capitalised – refer Note 1(8)	3.7	4.5	—	—
	(150.2)	(138.6)	(216.3)	(179.8)
Other borrowing costs	(7.9)	(6.8)	(0.9)	—
Total borrowing costs	(158.1)	(145.4)	(217.2)	(179.8)

Other
Bad debts written off:
• Trade debtors	(3.0)	(6.2)	—	—
Provisions:
• Employee entitlements and directors’ retiring allowances	(63.6)	(106.0)	(1.6)	(1.6)
• Doubtful debts	(5.8)	(1.1)	—	—
• Diminution in value of inventories	(26.8)	5.4	—	—
• Insurance/workers’ compensation and other claims	(37.4)	(24.6)	—	—
• Onerous Contracts	(12.6)	(12.8)	—	—
• Restructuring	(64.9)	(57.0)	—	—
Lease rentals
• Operating leases	(131.7)	(131.6)	—	—
Asset impairments – refer Note 4	(242.4)	—	—	—
Net profit on disposal of businesses and non-current assets	12.4	34.7	0.1	—
Net foreign exchange gains/(losses)	4.6	4.8	324.1	(50.3)
Net loss on sale of receivables	(7.5)	—	—	—
Cost of sales	(9,304.8)	(8,589.7)	—	—
Other expenses
• Sales and marketing expenses	(303.2)	(312.6)	—	—
• General and administration expenses including foreign exchange gains/(losses)	(1,223.5)	(1,015.3)	287.4	(95.2)
• Research and development costs	(39.7)	(46.4)	(0.3)	(0.7)
Expenses from ordinary activities excluding borrowing costs	(10,871.2)	(9,964.0)	287.1	(95.9)

NOTE 4 SIGNIFICANT ITEMS

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Significant items before income tax
PET business integration and restructure	(51.8)	(19.9)	—	—
Flexibles’ market sector rationalisation	(34.2)	(69.3)	—	—
Write-down of residual assets of the former Twinpak group	—	(10.6)	—	—
Asset impairments	(242.4)	—	—	—
Significant Items Before Income Tax	(328.4)	(99.8)	—	—

Related income tax on significant items (where applicable)
Income tax benefit on PET business integration and restructure	14.8	—	—	—
Income tax benefit on Flexibles’ market sector rationalisation	9.5	2.4	—	—
Income tax benefit on write-down of residual assets of the former Twinpak group	—	2.8	—	—
Income tax benefit on asset impairments	34.3	—	—	—
Income Tax on Significant Items	58.6	5.2	—	—
Significant Items After Income Tax Attributable to Members of the Parent Entity	(269.8)	(94.6)	—	—

Details of Consolidated Significant Items Before Income Tax

	Restructuring
		Plant	Onerous	Goodwill	Asset
$ million	Redundancy	Closure	Lease	Impairment	Impairments(1)	Total

Amcor PET Packaging	20.7	19.1	12.0	5.6	49.9	107.3
Amcor Australasia	—	—	—	—	108.7	108.7
Amcor Flexibles	27.7	6.5	—	—	27.2	61.4
Amcor Asia	—	—	—	0.7	44.2	44.9
Corporate	—	—	—	—	6.1	6.1
Total	48.4	25.6	12.0	6.3	236.1	328.4

(1)          Comprises $7.3 million related to inventory, $1.1 million related to other intangibles, $0.4 million related to other non-current assets and the balance relates to property, plant and equipment reflecting the reassessment of carrying values in a number of operating units.

NOTE 5 INCOME TAX EXPENSE

		Consolidated		Amcor Limited
$ million		2005	2004	2005	2004

Prima facie income tax expense calculated at 30% rate of tax on profit from ordinary activities		(73.5)	(141.5)	(130.6)	(39.3)
•	(Add)/deduct the tax effect of:
•	Effect of different overseas tax rates	5.6	(6.9)	—	—
•	Tax rebate on dividends from investments	—	—	12.2	11.2
•	Capital structures and PACRS	57.3	71.9	—	—
•	Amortisation/write-down of goodwill	(37.3)	(25.7)	—	—
•	(Under)/over provision in prior years	8.6	9.3	3.5	1.7
•	Income tax benefit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax-consolidated group	—	—	98.1	20.5
•	Income tax benefit related to tax losses of the wholly-owned subsidiaries in the tax-consolidated group	—	—	66.8	55.8
•	Tax loss utilisation	11.1	22.9	—	—
•	Significant items	(30.6)	(25.0)	—	—
•	Other	—	(16.3)	(12.1)	(3.0)
Total Income Tax (Expense)/Benefit		(58.8)	(111.3)	37.9	46.9

The balance of the franking account as at 30 June 2005 was nil (2004 nil) after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year.

NOTE 6 AUDITORS’ REMUNERATION

	Consolidated		Amcor Limited
$ thousands	2005	2004	2005	2004

Audit services:
Auditors of the company – KPMG:
Audit and review of financial reports(1)	9,151	7,407	1,765	984

Other services:
Auditors of the company – KPMG:
Taxation services	785	1,157	299	345
Completion audits and acquisition/equity raising due diligence	—	82	—	—
Other assurance services(2)	2,805	2,606	340	428
	3,590	3,845	639	773
Total Auditors’ Remuneration	12,741	11,252	2,404	1,757

(1)          Audit fees for 2005 include amounts associated with the audit of transition to AIFRS of $1,560,000 (Amcor Limited $260,000).

(2)          Predominantly comprises fees in relation to the audit of local statutory filings.

NOTE 7 EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2005:

(a) ordinary shares

(b) convertible securities

(c) partly-paid shares

(d) employee options

$ million	June 2005	June 2004

Earnings reconciliation
Net profit attributable to members of the parent entity	173.2	345.7
Distribution on PACRS	(52.3)	(52.4)

Basic earnings	120.9	293.3
After tax effect of interest on convertible securities	—	1.4
Diluted earnings	120.9	294.7

	millions	millions
Weighted average number of shares used as denominator
Ordinary shares – Number for basic EPS	879.0	867.1
Effect of employee options	1.1	2.7
Effect of partly-paid shares	0.1	0.3
Effect of convertible securities	—	4.8
Number for diluted EPS	880.2	874.9

	cents	cents
Earnings per share
Basic earnings per share	13.8	33.8
Diluted earnings per share	13.7	33.7

NOTE 8 SEGMENT REPORT

															Unallocated/
	Amcor		Amcor		Amcor		Amcor		Amcor Rentsch/		Amcor				Inter-segment
Business Segments	PET		Australasia		Flexibles		Sunclipse		Amcor Closures		Asia		Other		eliminations		Consolidated
For the year ended 30 June	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue
External segment revenue	3,645.1	3,205.2	2,566.3	2,524.3	2,409.3	2,233.7	1,214.7	1,155.4	976.1	1,009.2	262.7	248.9	25.4	29.2	—	—	11,099.6	10,405.9
Inter-segment revenue	—	—	5.4	13.6	9.6	7.3	4.0	2.7	8.0	3.0	0.6	0.6	—	—	(27.6)	(27.2)	—	—
Total segment revenue	3,645.1	3,205.2	2,571.7	2,537.9	2,418.9	2,241.0	1,218.7	1,158.1	984.1	1,012.2	263.3	249.5	25.4	29.2	(27.6)	(27.2)	11,099.6	10,405.9
Unallocated revenue																	174.7	175.0
Total revenue																	11,274.3	10,580.9

Result
Profit before interest, income tax, amortisation of goodwill and significant items	260.5	268.2	316.8	316.5	143.0	131.2	55.8	57.6	109.1	100.6	27.0	30.5	(74.4)	(73.5)	—	—	837.8	831.1
Profit before interest, tax and significant items	194.6	199.9	300.7	300.6	123.0	113.5	42.6	43.9	98.1	89.5	26.0	29.6	(74.4)	(73.5)	—	—	710.6	703.5
Net borrowing costs - refer Note 1(8)																	(137.2)	(132.2)
Profit from ordinary activities before income tax and significant items																	573.4	571.3
Significant items	(107.3)	(19.9)	(108.7)	—	(61.4)	(69.3)	—	—	—	—	(44.9)	—	(6.1)	(10.6)	—	—	(328.4)	(99.8)
Profit from ordinary activities before income tax																	245.0	471.5
Depreciation and amortisation	256.2	261.8	130.1	123.6	95.8	114.1	25.7	25.8	58.7	61.7	14.1	13.8	2.2	3.0	—	—	582.8	603.8
Other non-cash expenses	61.5	3.4	52.0	(3.2)	15.7	86.4	9.0	17.1	16.7	8.7	3.3	2.0	48.0	11.1	—	—	206.2	125.5
Segment assets	3,460.2	3,482.0	2,407.0	2,418.0	1,986.6	2,101.8	504.2	547.6	942.2	1,022.8	304.6	339.6	159.0	187.8	135.1	186.8	9,898.9	10,286.4
Segment liabilities	(891.8)	(708.2)	(502.6)	(483.7)	(553.0)	(612.3)	(129.1)	(132.7)	(174.8)	(216.7)	(55.6)	(53.9)	(418.3)	(452.7)	(334.1)	(413.9)	(3,059.3)	(3,074.1)
Unallocated corporate borrowings																	(2,477.0)	(2,504.7)
Total liabilities																	(5,536.3)	(5,578.8)
Capital expenditure	225.3	275.3	189.4	242.6	133.4	587.6	23.2	23.2	78.6	63.5	42.8	29.5	0.2	—	—	—	692.9	1,221.7

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Unallocated items mainly comprise other revenue, interest-bearing loans and borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

BUSINESS SEGMENTS

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks and paper recycling.

Amcor PET Packaging

PET packaging for a broad range of predominantly beverage and food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre-based specialty product packaging including ‘point of sale’ displays.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging; corrugated boxes, fibre sacks for the food and industrial markets and closures for the beverage industry.

Amcor Rentsch/Closures

Specialty folding cartons for tobacco, confectionery and cosmetics; and plastic and metal caps and lids for a wide variety of applications.

	Australia and
Geographic Segment	New Zealand		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Total segment revenue	2,566.3	2,524.3	3,921.2	3,852.3	3,425.9	3,120.2	895.7	632.0	290.5	277.1	11,099.6	10,405.9
Segment assets	2,526.4	2,346.1	2,999.0	3,321.2	2,846.2	3,059.7	992.3	892.3	358.8	428.3	9,722.7	10,047.6
Unallocated assets											176.2	238.8
Total assets											9,898.9	10,286.4
Capital expenditure	189.6	242.6	231.1	677.8	180.1	78.7	49.3	190.9	42.8	31.7	692.9	1,221.7

Segment Reporting

The primary reporting segments have been classified based on the consolidated entity’s management reporting system.

The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

NOTE 9 CASH ASSETS

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Cash on hand and at bank	198.8	127.6	3.7	7.5
Deposits at call	12.0	3.4	—	—
Total Cash Assets	210.8	131.0	3.7	7.5

NOTE 10 RECEIVABLES

Trade debtors	1,361.8	1,283.4	—	—
Provision for doubtful debts	(49.7)	(51.6)	—	—
	1,312.1	1,231.8	—	—
Other debtors	139.2	157.5	28.8	74.9
Prepayments	118.0	127.1	37.6	40.7
Other loans	97.6	17.7	—	—
Short-term deposits	19.0	17.3	—	—
Amounts owing by controlled entities	—	—	5,961.0	7,987.7
Total Current Receivables	1,685.9	1,551.4	6,027.4	8,103.3

NOTE 11 INVENTORIES

At cost:
Raw materials and stores	614.4	550.5	—	—
Provision for diminution in value	(40.2)	(34.1)	—	—
	574.2	516.4	—	—
Work in progress	142.1	143.8	—	—
Provision for diminution in value	(6.6)	(5.7)	—	—
	135.5	138.1	—	—
Finished goods	754.2	731.7	—	—
Provision for diminution in value	(37.1)	(32.5)	—	—
	717.1	699.2	—	—
At net realisable value:
Raw materials	—	3.7	—	—
Finished goods	13.3	12.2	—	—
	13.3	15.9	—	—
Total Inventories	1,440.1	1,369.6	—	—

NOTE 12 NON-CURRENT RECEIVABLES

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Loans to executive directors, officers and employees in the full time employment of the companies:(1)
Directors of Amcor Limited		—	1.1	—	1.1
Directors of controlled entities		—	0.1	—	0.1
Other employees		26.6	34.0	26.5	33.9
Other loans		45.0	46.6	7.3	6.7
Total Non-Current Receivables		71.6	81.8	33.8	41.8

(1)          Loans to executive directors, officers and employees in the full time employment of the company or its controlled entities are made in accordance with:

•                  the scheme for the provision of housing and other loans to employees of the company or its controlled entities approved by shareholders on 19 September 1980; and

•                  the scheme to provide financial assistance to enable executive directors and employees of the company or its controlled entities to purchase shares in the company as approved by Amcor Limited shareholders on 29 January 1985 (as subsequently amended).

NOTE 13 OTHER FINANCIAL ASSETS

Investments in associates accounted for using the equity method		40.7	6.7	—	—
Investments in companies listed on stock exchanges at cost		5.7	4.5	—	—
Investments in companies not listed on stock exchanges at cost		2.0	1.7	—	—
		48.4	12.9	—	—
Shares in controlled entities at cost	36	—	—	4,678.7	3,647.9
Total Other Financial Assets		48.4	12.9	4,678.7	3,647.9

		Ordinary Share
		ownership interest
		Consolidated		Consolidated
Name	Principal Activities	2005	2004	2005	2004
		%	%	$m	$m
Tien Wah Press (M) Sdn Bhd	Print packaging	25	25	6.6	6.7
Vision Grande Group Holdings Limited	Tobacco packaging	17	—	34.1	—
				40.7	6.7

NOTE 14 PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Land:
At cost	209.6	233.6	—	—
Accumulated depreciation	(1.8)	(0.4)	—	—
	207.8	233.2	—	—

Land improvements:
At cost	20.1	20.6	—	—
Accumulated depreciation	(3.2)	(3.3)	—	—
	16.9	17.3	—	—

Buildings:
At cost	763.2	772.3	—	—
Accumulated depreciation	(153.1)	(120.8)	—	—
	610.1	651.5	—	—

Plant and equipment:
At cost	7,343.6	7,371.0	10.9	7.6
Accumulated depreciation	(3,865.6)	(3,642.2)	(2.2)	(2.0)
	3,478.0	3,728.8	8.7	5.6

Leased assets:
Finance leases	126.6	150.4	—	—
Accumulated depreciation	(39.3)	(36.2)	—	—
	87.3	114.2	—	—
Total Property, Plant and Equipment	4,400.1	4,745.0	8.7	5.6

As at 30 June 2003, the Directors carried out a valuation of the consolidated entity’s land, land improvements and buildings based on independent valuations (Jones Lang LaSalle) and carrying value assessments. The valuation was carried out on the basis of existing use, resulting in an aggregate valuation of $981.1 million compared with net book value of land, land improvements and buildings at 30 June 2003 of $855.1 million.

Reconciliations of the carrying amounts for each class of property, plant and equipment

Consolidated

2005

		Land		Plant and	Finance
$ million	Land	Improvements	Buildings	Equipment	Leases	Total

Carrying amount at 30 June 2004	233.2	17.3	651.5	3,728.8	114.2	4,745.0
Additions	3.3	0.1	18.7	607.6	—	629.7
Disposals	(11.5)	(0.4)	(19.5)	(36.5)	(1.3)	(69.2)
Depreciation/amortisation	(0.3)	(0.4)	(27.8)	(415.6)	(7.4)	(451.5)
Acquisitions of businesses and controlled entities	—	—	—	0.1	—	0.1
Disposal of businesses and controlled entities	—	—	—	(7.0)	(4.2)	(11.2)
Impairment loss recognised	(1.2)	—	(11.6)	(214.5)	—	(227.3)
Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(151.3)	(11.0)	(215.5)
Transfers	(2.8)	0.6	38.8	(33.6)	(3.0)	—
Carrying amount at 30 June 2005	207.8	16.9	610.1	3,478.0	87.3	4,400.1

Amcor Limited
2005

		Land		Plant and	Finance
$ million	Land	Improvements	Buildings	Equipment	Leases	Total

Carrying amount at 30 June 2004	—	—	—	5.6	—	5.6
Additions	—	—	—	3.9	—	3.9
Disposals	—	—	—	(0.2)	—	(0.2)
Depreciation/amortisation	—	—	—	(0.6)	—	(0.6)
Carrying amount at 30 June 2005	—	—	—	8.7	—	8.7

NOTE 15 INTANGIBLES

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Goodwill at cost	2,425.0	2,652.4	—	—
Other intangibles at cost	46.4	53.0	6.0	5.3
Accumulated amortisation/write-downs	(704.5)	(642.7)	(0.5)	(0.3)
Total Intangibles	1,766.9	2,062.7	5.5	5.0

NOTE 16 DEFERRED TAX ASSETS

Deferred tax assets comprise the estimated future benefit at the applicable rate on the following items:
Tax losses carried forward	44.2	94.0	—	—
Timing differences	132.0	144.8	88.4	100.0
Total Deferred Tax Assets	176.2	238.8	88.4	100.0

Potential further future income tax benefits of the consolidated entity relating to accumulated tax-effected losses at balance date of $223.1 million (2004 $249.0 million) are not included in the above. These benefits will only be obtainable if:

•                  the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;

•                  the entities continue to comply with the conditions for deductibility imposed by income tax law; and

•                  changes in income tax legislation do not adversely affect the ability of the entities to realise the benefits of the deductions.

NOTE 17 OTHER NON-CURRENT ASSETS

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Supply contract deposits	34.1	26.6	—	—
Unamortised borrowing costs	10.4	13.1	10.4	13.1
Other non-current assets	54.4	53.5	1.0	0.3
Total Other Non-Current Assets	98.9	93.2	11.4	13.4

NOTE 18 CURRENT PAYABLES

Unsecured creditors
Trade creditors	1,493.6	1,230.0	9.2	6.2
Other creditors and accruals	498.2	601.1	26.7	28.9
Total Current Payables	1,991.8	1,831.1	35.9	35.1

NOTE 19 CURRENT INTEREST-BEARING LIABILITIES

Secured borrowings:
Bank overdrafts (1), (2)	0.4	0.3	—	—
Bank loans (3)	3.1	0.6	—	—
Other loans (2)	—	0.3	—	—
Unsecured borrowings:
Bank overdrafts (1)	15.6	26.9	—	—
Commercial paper (4)	307.7	186.3	209.3	41.8
Bank loans (5)	389.4	501.9	45.5	115.8
Other loans (6)	11.1	10.0	—	—
Amounts owing to controlled entities	—	—	3,594.8	4,689.0
Lease liabilities	1.9	2.2	—	—
Total Current Interest-Bearing Liabilities	729.2	728.5	3,849.6	4,846.6

(1)          The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $92.8 million (2004 $95.5 million). As at 30 June 2005, the unused portions of the facilities were $76.8 million (2004 $68.3 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)          These bank overdrafts/loans are secured by a charge over assets of certain controlled entities.

(3)   Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $11.2 million (2004 $54.9 million). The carrying value of the pledged property is $11.2 million (2004 $54.5 million).

(4)          Borrowings in commercial paper markets include:

Promissory Note Facility

An uncommitted promissory note facility of $600 million. This facility continues indefinitely until terminated by giving written notice to the dealer panel. As at 30 June 2005, there were $149 million promissory notes outstanding with an average maturity of 58 days (2004 nil).

Euro-Commercial Paper/Medium Term Note Program

A US$200 million non-underwritten facility under which commercial paper and medium term notes can be issued into the Asian and European capital markets. As at 30 June 2005, there were nil euro notes outstanding (2004 nil).

US Commercial Paper Program

An uncommitted commercial paper program of US$200 million. As at 30 June 2005, A$158.7 million of commercial paper was outstanding with an average maturity of 30 days (2004 A$186.3 million).

(5)          Relates to various bank borrowings including:

Amcor Finance (New Zealand) Limited – A$63.4 million (2004 A$50.6 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2006. This facility bears interest at the bank bill rate plus an applicable credit margin.

Amcor Limited and Amcor Finance (USA) Inc – A$350 million multi-currency facility maturing in September 2005. A$170.5 million (2004 A$304.0 million) drawn under this facility bears interest at BBSY or LIBOR plus an applicable credit margin.

Amcor Limited – A$45.5 million (2004 nil) drawn under an uncommitted at call facility. Amounts borrowed under this facility bear interest at the overnight cash rate plus an applicable margin.

(6)          Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

NOTE 20 CURRENT TAX LIABILITIES

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Income Tax	82.5	77.4	13.4	23.6

NOTE 21 PROVISIONS

Current
Dividends/Distributions	8.7	8.8	—	—
Employee Entitlements and Directors’ Retirement Allowances	138.4	159.2	2.1	2.9
Insurance and Other Claims	54.1	71.0	—	—
Onerous Contracts	17.4	9.6	—	—

Amcor Flexibles Restructuring	20.5	56.8	—	—
Amcor PET/Amcor Closures Restructuring	24.8	8.5	—	—
Other Business Groups Restructuring	26.2	25.8	—	—
Total Restructuring Provisions	71.5	91.1	—	—
Other Current Provisions	0.3	—	—	—
Total Current Provisions	290.4	339.7	2.1	2.9

Non-Current
Employee Entitlements and Directors’ Retirement Allowances	76.3	74.2	5.2	4.5
Insurance and Other Claims	13.6	3.3	—	—
Onerous Contracts	5.0	7.8	—	—

Amcor Flexibles Restructuring	2.1	6.3	—	—
Amcor PET/Amcor Closures Restructuring	1.6	0.3	—	—
Other Business Groups Restructuring	1.4	—	—	—
Total Restructuring Provisions	5.1	6.6	—	—
Total Non-Current Provisions	100.0	91.9	5.2	4.5
Total Provisions	390.4	431.6	7.3	7.4

Reconciliations
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Dividends/Distributions
Carrying amount at beginning of year	8.8	8.8	—	—
Provisions made during the year:
Final dividend 2004	140.6	127.6	140.6	127.6
Interim dividend 2005	149.6	139.7	149.6	139.7
PACRS distribution	52.3	52.4	—	—
Payments made during the year	(342.6)	(319.7)	(290.2)	(267.3)
Carrying amount at end of year	8.7	8.8	—	—

	Consolidated
$ million	2005	2004

Insurance and Other Claims

Current
Carrying amount at beginning of year	71.0	67.0
Provisions made during the year	26.8	23.0
Payments made during the year	(41.5)	(19.5)
Other movements	(2.2)	0.5
Carrying amount at end of year	54.1	71.0

Non-Current
Carrying amount at beginning of year	3.3	1.6
Provisions made during the year	10.6	1.6
Other movements	(0.3)	0.1
Carrying amount at end of year	13.6	3.3

Onerous Contracts

Current
Carrying amount at beginning of year	9.6	4.2
Provisions made during the year	12.6	12.5
Payments made during the year	(4.1)	(9.6)
Net transfers in	2.8	2.2
Net disposals	(3.0)	—
Other movements	(0.5)	0.3
Carrying amount at end of year	17.4	9.6

Non-Current
Carrying amount at beginning of year	7.8	10.0
Net transfers out	(2.8)	(2.2)
Carrying amount at end of year	5.0	7.8

Amcor Flexibles Restructuring

Current
Carrying amount at beginning of year	56.8	9.9
Provisions made during the year	5.3	43.5
Payments made during the year	(38.2)	(10.3)
Net acquisitions	—	11.3
Other movements	(3.4)	2.4
Carrying amount at end of year	20.5	56.8

Non-Current
Carrying amount at beginning of year	6.3	8.9
Provisions released during the year	(1.3)	(0.5)
Payments made during the year	(2.6)	(2.4)
Other movements	(0.3)	0.3
Carrying amount at end of year	2.1	6.3

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of year	8.5	31.3
Provisions made during the year/(provisions released)	38.5	(7.0)
Payments made during the year	(21.5)	(16.1)
Net transfers in	0.2	—
Other movements	(0.9)	0.3
Carrying amount at end of year	24.8	8.5

Non-Current
Carrying amount at beginning of year	0.3	4.6
Provisions made during the year/(provisions released)	1.5	(1.4)
Payments made during the year	(0.2)	(2.9)
Net transfers out	(0.2)	—
Other movements	0.2	—
Carrying amount at end of year	1.6	0.3

Other Business Groups Restructuring

Current
Carrying amount at beginning of year	25.8	32.2
Provisions made during the year	20.9	20.0
Payments made during the year	(18.7)	(26.7)
Net transfers out	(1.4)	—
Other movements	(0.4)	0.3
Carrying amount at end of year	26.2	25.8

Non-Current
Net transfers in	1.4	—
Carrying amount at end of year	1.4	—

NOTE 22 NON-CURRENT PAYABLES

Unsecured creditors:
Other creditors	0.7	13.2	—	—
Total Non-Current Payables	0.7	13.2	—	—

NOTE 23 NON-CURRENT INTEREST-BEARING LIABILITIES

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Secured borrowings:
Bank loans (1)		3.7	9.0	—	—
Other loans (1)		5.6	—	—	—
Unsecured borrowings:
Bank loans (2)		445.7	303.7	65.6	128.1
US$ notes (3)		655.8	723.7	655.8	723.7
Eurobond (4)		554.5	612.0	554.5	612.0
Other loans (5)		7.6	30.1	—	—
Lease liabilities		74.9	97.7	—	—
Total Non-Current Interest-Bearing Liabilities		1,747.8	1,776.2	1,275.9	1,463.8

Reconciliation of Consolidated Net Debt
• Current	19	729.2	728.5
• Non-current – refer above		1,747.8	1,776.2
Total interest-bearing liabilities		2,477.0	2,504.7
• Cash assets	9	(210.8)	(131.0)
• Short-term deposits	10	(19.0)	(17.3)
Net Debt		2,247.2	2,356.4

(1)          Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $10.4 million (2004 $10.8 million). The carrying value of the pledged property is $18.3 million (2004 $11.7 million).

(2)          Principally relates to bank borrowings in:

•                  Amcor Packaging (USA) Inc Group – A$116 million (2004 A$116 million) fully-drawn under an Australian dollar bill facility maturing in October 2006. The amount drawn under this facility bears interest at BBSY plus a credit margin and has been converted to Canadian dollars 103.9 million under a cross currency and interest rate swap.

•                  Amcor Limited/Amcor UK Finance Limited – A$315.5 million (2004 A$128.2 million) drawn under a US$1,000 million global syndicated multi-currency facility term-tranche of US$650 million maturing June 2008. Drawings are in various currencies and bear interest at the applicable LIBOR rate plus a credit margin.

(3)          Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market. The notes have final bullet maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)          Represents EUR350 million Amcor Limited unsecured notes issued in the Eurobond market. The notes mature in March 2011 and pay an annual coupon of 4.25%.

(5)          Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

NOTE 24 UNDATED SUBORDINATED CONVERTIBLE SECURITIES

1997 issue of 7.25% Undated Subordinated Convertible Unsecured Notes (1)	1(13)	301.1	332.3	301.1	332.3
Total Undated Subordinated Convertible Securities		301.1	332.3	301.1	332.3

(1)   Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Shares, representing four ordinary shares of the company, at the rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted depending on the market price at the date of conversion. The market price at the date of conversion is the last bid price of the NASDAQ National Market on the date of conversion. The notes were convertible from 19 November 1996 and may be converted until 19 November 2006.

These notes have no maturity dates, are only redeemable after 19 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other obligations of the company save for issued capital. Interest on these notes is payable semi-annually. During the year ended 30 June 2005, 1,000 notes were converted to ordinary shares (2004 4,000).

NOTE 25 CONTRIBUTED EQUITY

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Issued and paid-up:
878,182,834 ordinary shares (2004 877,949,796)	2,751.4	2,755.2	2,751.4	2,755.2
1,467,000 partly paid ordinary shares (2004 1,792,000)	0.1	0.1	0.1	0.1
6,099,087 Perpetual Amcor Convertible Reset Securities (2004 6,099,087)	596.6	596.6	—	—
Total Contributed Equity	3,348.1	3,351.9	2,751.5	2,755.3

	Consolidated		Amcor Limited
	2005	2004	2005	2004
	No. ’000	$m	No. ’000	$m

Fully Paid Ordinary Shares
Balance at beginning of year	877,950	2,755.2	848,224	2,538.6
Issue of shares under the employee share purchase plan	—	—	1,698	7.5
Issue of shares to employees in lieu of bonus payments	34	—	259	1.4
Exercise of options under the employee share/option plan	2,069	12.0	2,372	13.2
Calls on partly paid shares	325	2.1	475	3.3
Dividend Reinvestment Plan	—	—	11,339	94.7
Conversion of convertible securities	10	0.1	13,583	99.9
Share buy-back	(2,205)	(15.4)	—	—
Employee share/option plan costs	—	(2.6)	—	(3.4)
Balance at end of year	878,183	2,751.4	877,950	2,755.2
Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Partly Paid Ordinary Shares
Balance at beginning of year	1,792	0.1	2,267	0.1
Converted to fully paid ordinary shares	(325)	—	(475)	—
Balance at end of year	1,467	0.1	1,792	0.1

The partly paid ordinary shares comprise 1,035,000 (2004 1,215,000) shares paid to five cents and 432,000 (2004 577,000) shares paid to one cent under Employee Share/Option Plans. The aggregate uncalled capital of $10.0 million (2004 $12.0 million) will be brought to account when these shares are fully paid.

On 19 April 2005, the company completed the on market buy-back of 2,205,000 fully paid ordinary shares, representing 0.25% of ordinary shares on issue on that date. The total consideration of shares bought back on market was $15,442,612, being an average, including incidental costs, of $7.00 per share. The consideration was allocated in the following proportions:

•	Share Capital	$15,427,185
•	Share buy-back costs expensed	$15,427

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS	4,000	389.2	4,000	389.2
PACRS2	2,099	207.4	2,099	207.4
Balance at end of year	6,099	596.6	6,099	596.6

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest is paid semi-annually on the initial PACRS at a coupon rate of 8.5733% and on the PACRS2 at a coupon rate of 8.57% per annum which are fixed until the first reset dates – 30 April 2006 for PACRS and 30 April 2007 for PACRS2.

On reset dates holders may convert some or all outstanding PACRS into ordinary shares calculated with reference to the conversion discount. The issuer may convert some or all of the outstanding PACRS on or before a reset date by giving at least 30 ASX business days’ notice at any time in the six months before reset date. Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

NOTE 26 RESERVES

	Consolidated		Amcor Limited
$ million	2005	2004	2005	2004

Asset Revaluation
Balance at beginning of year	136.9	144.4	40.9	40.9
Transfer to retained profits amounts now realised	(6.7)	(7.5)	(0.2)	—
Balance at end of year	130.2	136.9	40.7	40.9

Exchange Fluctuations
Balance at beginning of year	(486.1)	(355.2)	—	—
Net exchange differences relating to self-sustaining foreign operations	(159.8)	(65.4)	—	—
Transfer to retained profits amounts now realised	4.8	(65.5)	—	—
Balance at end of year	(641.1)	(486.1)	—	—
Total Reserves	(510.9)	(349.2)	40.7	40.9

NOTE 27 RETAINED PROFITS

Retained Profits
Balance at beginning of year	1,614.3	1,515.3	2,250.3	2,339.6
Net profit attributable to members of the parent entity	173.2	345.7	473.3	178.0
Aggregate of amounts transferred from reserves	1.9	73.0	0.2	—
Final dividend for 03/04 paid 29 September 2004:
• 16.0 cents per share 40% franked at 30% tax rate Interim dividend for 04/05 paid 23 March 2005:	(140.6)	(127.6)	(140.6)	(127.6)
• 17.0 cents per share 28% franked at 30% tax rate Distribution paid on PACRS:	(149.6)	(139.7)	(149.6)	(139.7)
• Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	(28.7)	(28.7)	—	—
Distribution accrued on PACRS:
• Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	(5.6)	(5.7)	—	—
Distribution paid on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	(15.0)	(15.0)	—	—
Distribution accrued on PACRS2:
• Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	(3.0)	(3.0)	—	—
Total Retained Profits	1,446.9	1,614.3	2,433.6	2,250.3

NOTE 28 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

Share capital	64.1	64.3	—	—
Reserves	(14.7)	1.7	—	—
Retained profits	29.1	24.6	—	—
Total Outside Equity Interests	78.5	90.6	—	—

NOTE 29 TOTAL EQUITY RECONCILIATION

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Total equity at beginning of year		4,707.6	4,635.8	5,046.5	4,919.2
Total changes in equity from non-owner related transactions attributable to members of the parent entity		13.4	280.3	473.3	178.0
Transactions with owners as owners:
Contributions of equity	25	(1.2)	220.0	(1.2)	220.0
Employee share plan costs	25	(2.6)	(3.4)	(2.6)	(3.4)
Dividends and distributions	27	(342.5)	(319.7)	(290.2)	(267.3)
Total changes in outside equity interests	28	(12.1)	(105.4)	—	—
Total Equity at End of Year		4,362.6	4,707.6	5,225.8	5,046.5

NOTE 30 ADDITIONAL FINANCIAL INSTRUMENT DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to movements in interest rates under various debt facilities. By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Options and Forward Rate Agreements

Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice versa. Cross currency interest rate swaps allow the consolidated entity to swap long-term Australian denominated borrowings into foreign currencies to hedge the investment in self-sustaining foreign operations. Maturities of swap contracts are principally between one and two years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There were no forward rate agreements outstanding at year end (2004 nil).

The consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt. There were no interest rate options outstanding at year end (2004 nil).

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Fixed interest maturing in:						Weighted
					Non-		Average
2005	Floating	1 year	Over 1 to	More than	interest		Interest
$ million	Interest Rate	or less	5 years	5 years	Bearing	Total	Rate

Financial Assets
Cash	210.8	—	—	—	—	210.8	1.41%
Receivables	19.0	—	—	—	1,738.5	1,757.5	2.97%
Other financial assets	—	—	—	—	48.4	48.4	—
	229.8	—	—	—	1,786.9	2,016.7	1.54%

Financial Liabilities
Payables	—	—	—	—	1,829.0	1,829.0	—
Bank and other loans	861.2	2.0	12.3	—	6.7	882.2	4.22%
Commercial paper	307.7	—	—	—	—	307.7	4.64%
US$ notes	—	—	52.5	603.3	—	655.8	5.83%
Eurobond	—	—	—	554.5	—	554.5	4.25%
Leases	0.7	1.7	73.9	0.5	—	76.8	6.56%
Distributions payable	—	—	—	—	8.7	8.7	—
Employee entitlements	—	—	76.3	—	301.9	378.2	6.00%
	1,169.6	3.7	215.0	1,158.3	2,146.3	4,692.9	4.78%
Undated subordinated convertible securities	—	—	301.1	—	—	301.1	7.25%
	1,169.6	3.7	516.1	1,158.3	2,146.3	4,994.0	5.04%

Interest Rate Swaps
USD	(6.1)	—	6.1	—	—	—	7.65%
EUR	(480.0)	480.0	—	—	—	—	4.81%
AUD	480.0	(480.0)	—	—	—	—	(5.67)%
Total Swaps	(6.1)	—	6.1	—	—	—	4.90%

Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.77%
EUR	(607.3)	—	—	—	—	(607.3)	(2.05)%
AUD	116.0	—	—	—	—	116.0	6.37%
CAD	(116.0)	—	—	—	—	(116.0)	(3.40)%
	—	—	—	—	—	—	4.06%

	Fixed interest maturing in:						Weighted
					Non-		Average
2004	Floating	1 year	Over 1 to	More than	interest		Interest
$ million	Interest Rate	or less	5 years	5 years	Bearing	Total	Rate

Financial Assets
Cash	131.0	—	—	—	—	131.0	2.25%
Receivables	17.3	—	—	—	1,615.9	1,633.2	3.53%
Other financial assets	—	—	—	—	12.9	12.9	—
	148.3	—	—	—	1,628.8	1,777.1	2.40%

Financial Liabilities
Payables	—	—	—	—	1,762.2	1,762.2	—
Bank and other loans	833.4	2.5	40.8	—	6.1	882.8	3.64%
Commercial paper	186.3	—	—	—	—	186.3	1.40%
US$ notes	—	—	—	723.7	—	723.7	5.83%
Eurobond	—	—	—	612.0	—	612.0	4.25%
Leases	1.1	2.1	31.6	65.1	—	99.9	5.95%
Distributions payable	—	—	—	—	8.8	8.8	—
Employee entitlements	—	—	74.2	—	241.3	315.5	6.00%
	1,020.8	4.6	146.6	1,400.8	2,018.4	4,591.2	4.35%
Undated subordinated convertible securities	—	—	332.3	—	—	332.3	7.25%
	1,020.8	4.6	478.9	1,400.8	2,018.4	4,923.5	4.69%

Interest Rate Swaps
USD	(8.3)	—	8.3	—	—	—	7.65%
EUR	(480.0)	—	480.0	—	—	—	4.81%
AUD	480.0	—	(480.0)	—	—	—	(5.67)%
Total Swaps	(8.3)	—	8.3	—	—	—	4.55%

Cross Currency Interest Rate Swaps
AUD	607.3	—	—	—	—	607.3	5.54%
EUR	(607.3)	—	—	—	—	(607.3)	(1.94)%
AUD	116.0	—	—	—	—	116.0	6.19%
CAD	(116.0)	—	—	—	—	(116.0)	(2.89)%
	—	—	—	—	—	—	3.87%

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business as determined for treasury purposes. The gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the Statement of Financial Position from the inception of the hedge contract, not when the specific purchase or sale occurs. At maturity, the costs or gains are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2005	2004
	Weighted	Weighted	2005	2004
	Average	Average	Contract	Contract
	Rate	Rate	Amounts	Amounts
			$m	$m

Buy Contracts
0 to 12 months
CAD	0.94	—	1.0	—
CHF	0.91	0.82	1.2	12.4
DKK	4.70	4.26	14.5	16.1
EUR	0.60	0.56	50.2	141.1
GBP	0.40	0.38	8.4	80.1
JPY	76.54	75.10	3.4	0.1
NOK	—	4.75	—	0.7
NZD	1.09	1.13	0.9	4.9
SEK	5.80	5.26	13.2	13.3
USD	0.76	0.69	75.0	85.2
More than 12 months
EUR	0.61	0.59	2.5	2.2
NZD	—	1.30	—	77.2
USD	0.75	0.71	4.3	5.3

Sell Contracts
0 to 12 months
CHF	0.97	0.89	5.7	3.5
DKK	4.70	—	5.1	—
EUR	0.61	—	0.7	—
GBP	0.41	—	22.1	—
NOK	5.12	—	6.0	—
NZD	1.08	1.15	29.5	35.1
SEK	5.78	—	2.8	—
USD	0.76	0.69	28.7	49.2

Commodity Risk

The consolidated entity enters into various aluminium fixed price swap contracts on behalf of certain customers. Hedging undertaken is based on customer instructions, and all related costs are passed onto the customer. The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2005	2004	2005	2004
	Average	Average	Contract	Contract
	Fixed Price	Fixed Price	Amounts	Amounts
	(USD/tonne)	(USD/tonne)	A$m	A$m

Buy Contracts
0 to 12 months
ALU	1,828.3	1,576.9	29.4	17.0

Employee Share Plan Risk

In relation to the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all options granted or entitlements offered, the consolidated entity has hedged its exposure by entering into offsetting cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30 June:

2005 Equity Share Option

		Number of	Average Hedged
‘American’ Contracts(1)	Expiry Date	Contracts	Price $

One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	1-Jul-07	280,000	7.40
	2-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	2-Aug-10	420,000	6.84
	1-Nov-12	517,000	8.20

(1) ‘American’ contracts can be exercised any time up to and including the expiry date.

		Number of	Average Hedged
Equity Share Swap Contracts	Vesting Date	Contracts	Price $

Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

2004 Equity Share Option

		Number of	Average Hedged
‘American’ Contracts	Expiry Date	Contracts	Price $

One year or less	15-Sep-04	40,000	6.47
	29-Jun-05	55,133	6.06
Over one to five years	12-Sep-05	200,000	6.47
	13-Sep-05	50,000	5.16
	29-Jun-06	55,132	6.06
	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	1-Jul-07	340,000	7.40
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
More than five years	24-Mar-10	450,000	7.87
	1-Nov-12	594,000	8.20

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual customer.

Derivative Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, hedging contracts are only entered into with major banks with a minimum long-term rating of A– by Standard & Poor’s. In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The credit risk exposure arising from the derivative financial instruments is the sum of all contracts with a positive replacement cost. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity is contracted to receive when settlement occurs. As at 30 June 2005, the sum of all contracts with a positive replacement cost was $84.7 million (2004 $52.4 million).

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
$ million	2005	2005	2004	2004

Financial Assets
Cash assets	210.8	210.8	131.0	131.0
Receivables	1,757.5	1,757.5	1,633.2	1,633.2
Other financial assets	48.4	91.7	12.9	12.9

Financial Liabilities
Payables	1,829.0	1,829.0	1,781.6	1,781.6
Bank and other loans	882.2	882.2	882.8	882.8
Commercial paper	307.7	307.7	186.3	186.3
US$ notes	655.8	655.8	723.7	723.7
Eurobond	554.5	578.0	612.0	592.2
Lease liabilities	76.8	76.8	99.9	99.9
Employee entitlements	378.1	378.1	315.5	315.5
Distributions payable	8.7	8.7	8.8	8.8
Undated subordinated convertible securities	301.1	316.2	332.3	345.6

The eurobond and undated subordinated convertible securities are readily traded in organised markets.

Derivative Financial Instruments

The valuation detailed below reflects the estimated amounts that the consolidated entity expects to pay or receive to terminate or replace the contracts at their current market rates, as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques. For foreign exchange related contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

$ million	2005	2004

Interest rate swaps	(9.2)	(20.3)
Cross currency swaps	83.1	35.1
Forward foreign exchange contracts	(4.1)	12.2
Commodity fixed price swaps	(1.6)	1.5
Equity share option contracts	1.5	1.9
Equity share swap contracts	(0.2)	—
	69.5	30.4

Non-recourse Receivables Securitisation Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA. The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitisation conduit which issued asset-backed commercial paper into organised markets.

The cost of the programme was included in the expenses from ordinary activities of the consolidated entity.

The programme limit was $190.1 million (2004 $210.0 million) and the balance of trade receivables sold at June 2005 was $157.8 million (2004 $197.9 million).

NOTE 31 CAPITAL EXPENDITURE COMMITMENTS

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Capital expenditure for plant and equipment contracted but not provided for and payable:
Not later than one year		49.8	121.5	—	—
Later than one year but not later than five years		2.9	—	—	—
Total Capital Expenditure Commitments		52.7	121.5	—	—

NOTE 32 LEASE COMMITMENTS

Finance Leases
Lease expenditure contracted and provided for:
Not later than one year		1.9	2.3	—	—
Later than one year but not later than five years		14.0	24.2	—	—
Later than five years		60.9	73.5	—	—

Minimum lease payments		76.8	100.0	—	—
Less: Future finance charges		—	(0.1)	—	—
Total Finance Lease Liability		76.8	99.9	—	—

Current lease liabilities	19	1.9	2.2	—	—
Non-current lease liabilities	23	74.9	97.7	—	—
Total Finance Lease Liability		76.8	99.9	—	—

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term the consolidated entity has the option to purchase the equipment at an agreed residual value.

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Operating Leases

Lease expenditure contracted but not provided for and payable:
Not later than one year		150.3	123.0	1.0	1.0
Later than one year but not later than five years		412.2	387.3	1.6	2.4
Later than five years		261.5	166.4	—	—
Less sub-lease rental income		(31.0)	(30.3)	—	—
Total Operating Lease Commitments		793.0	646.4	2.6	3.4

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

NOTE 33 OTHER EXPENDITURE COMMITMENTS

Expenditure contracted but not provided for covering supplies and services to be provided:
Not later than one year	58.7	25.8	—	—
Later than one year but not later than five years	107.9	27.8	—	—
Later than five years	15.5	22.2	—	—
Total Other Expenditure Commitments	182.1	75.8	—	—

NOTE 34 CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote are set out below:

Contingent liabilities arising in respect of guarantees(1)	—	—	1,368.9	1,220.6
Total Contingent Liabilities	—	—	1,368.9	1,220.6

(1)          Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly-owned subsidiaries. A subsidiary of the consolidated entity has also given a guarantee in respect of a lease held by a former subsidiary.

Details of other contingent liabilities, which although considered remote, directors consider should be disclosed are set out below. The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                  Amcor Limited has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•                  Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36(1). No liabilities subject to the Deeds of Cross Guarantee at 30 June 2005 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Anti-Trust Investigations

The company received information in November 2004 that led it to believe that certain of its officers and employees appeared to have entered into, and given effect to, arrangements which constituted cartel conduct in the company’s corrugated box business in Australia and New Zealand in breach of competition laws. The company immediately informed the Australian Competition and Consumer Commission (‘ACCC’) and the New Zealand Commerce Commission (‘NZCC’) of the information received and informed the ACCC and the NZCC that it would provide full cooperation in any investigations which the ACCC and/or NZCC undertook. The ACCC and the NZCC commenced investigations of these matters and the investigations are continuing. The company has also initiated its own investigation. These matters resulted in the resignation of the Managing Director of the company and the Managing Director, Amcor Australasia in December 2004.

The ACCC and NZCC investigations and the company’s internal investigation may continue for a considerable period of time. While it is not possible at this stage to predict the outcome of these investigations, the conduct being investigated could result in the imposition of substantial civil pecuniary penalties under competition laws in Australia and New Zealand, claims by third parties, and loss of customers.

Leniency Application – Australia

The ACCC is the statutory authority responsible for administering Australia’s anti-trust laws, the Trade Practices Act 1974 (‘TPA’).

On 22 November 2004, Amcor applied for leniency pursuant to the ACCC’s Leniency Policy for Cartel Conduct (‘ACCC Leniency Policy’).

The ACCC Leniency Policy allows for immunity from ACCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel. To obtain immunity, an applicant must meet certain requirements, including the provision of full cooperation on a continuous basis with the ACCC in its investigation and any ensuing proceedings.

In circumstances where the ACCC Leniency Policy does not apply, the ACCC will consider any application for leniency pursuant to its Cooperation Policy for Enforcement Matters.

The operation of the ACCC Leniency Policy does not in any way exclude or limit the rights of third parties, who claim to have suffered loss or damage as a result of a contravention of the TPA, to commence legal proceedings for damages and other relief against those involved in the contravention.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (‘Commerce Act’).

On 29 November 2004, Amcor notified the NZCC that the company may have been involved in cartel conduct in New Zealand. Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (‘NZ Leniency Policy’). The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and cooperate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on 1 December 2004. Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Penalties and Damages – Australia and New Zealand

It is not possible at present to provide either a reasonable estimate, or a reasonable estimated range, of either the statutory penalties which might be imposed on Amcor or of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in Australia and/or New Zealand.

The following factors (among others) would be relevant to any attempted assessment of any such estimate or estimated range:

•                  First, a breach of Australia’s relevant anti-trust laws may involve the imposition of a civil pecuniary penalty for a corporation of up to $10 million for each breach. Corporations found to be in breach of New Zealand’s relevant anti-trust laws may face, for each breach, a civil pecuniary penalty up to the greater of:

•                  NZ$10 million; or either

•                  three times the value of any commercial gain resulting from the contravention; or

•                  if the commercial gain cannot be ascertained, 10% of the annual turnover of the body corporate and its interconnected bodies corporate as a result of trading by that body corporate in New Zealand.

A court may, in its discretion, choose to impose a penalty for a lesser amount.

•                  Second, at this stage of its own investigation, Amcor is not aware of the full nature and extent of any cartel conduct and is not able to make any reliable assessment of how many breaches of anti-trust laws may have occurred. Based on the limited information which Amcor has received since it first became aware of the cartel conduct on 19 November 2004, Amcor believes that cartel conduct may have occurred in Australia and in New Zealand for a number of years. Amcor does not know either when the cartel conduct first commenced or how many breaches of anti-trust laws may have occurred over a period which is likely to be a number of years.

•                  Third, as referred to above, Amcor has applied for leniency and/or immunity under the ACCC Leniency Policy and the NZCC Leniency Policy. It is not possible at this stage of the investigations being conducted by the ACCC and the NZCC to make a reasonable assessment of whether or not such leniency/immunity applications will or will not be ultimately successful, in whole or in part, or of the financial impact if either of such applications is not successful.

•                  Fourth, Amcor does not know when the ACCC and NZCC will make a decision as to whether to commence legal proceedings, and,

if a decision is taken to commence proceedings, when any such proceedings will be commenced. Any such legal proceedings may not be heard and determined by the courts for a number of years. Accordingly, no reliable assessment can be made at present of how many breaches of anti-trust laws may be found by the courts to have occurred or as to the quantum of any pecuniary penalties which may be imposed by the courts. Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of either penalties or damages, there can be no assurance that any penalties or damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

NOTE 35 EMPLOYEE BENEFITS

		Consolidated		Amcor Limited
$ million	Note	2005	2004	2005	2004

Aggregate liability for employee benefits, including on-costs:

Current
Other creditors and accruals		163.5	82.1	5.6	5.8
Employee benefits provision and directors’ retirement allowances	21	138.4	159.2	2.1	2.9
		301.9	241.3	7.7	8.7

Non-Current
Employee benefits provision and directors’ retirement allowances	21	76.3	74.2	5.2	4.5
		378.2	315.5	12.9	13.2
Employee numbers		27,243	29,100	62	71

Included in the above employee benefits of the company and the consolidated entity are provisions relating to directors’ retiring allowances. These provisions only relate to certain non-executive directors of Amcor Limited and are in accordance with the company’s Constitution and with agreements between the company and individual directors. Non-executive directors appointed after August 2003, do not participate in the directors’ retiring allowances plan.

Employee Incentive Share Plan (‘EISP’) and Employee Bonus Payment Plan (‘EBPP’)

The Employee Share Purchase Plan was established in 1985 and the EISP is a sub-plan of this. The EISP has been made available to eligible employees with more than 12 months’ service at the date of the allotment. The number of shares offered depended upon the company’s increase in earnings per share and the shares were issued at a discount to the prevailing market price of Amcor Limited shares. The subscription amount is funded by an interest-free loan from the company, with the exception of senior executives who are not provided with the loan facility. Dividends on the shares are applied in repayment of the loan balance. If an employee leaves the company the loan is repayable upon termination, usually by the shares being sold and the proceeds being applied to discharge the loan. The employee is not liable for any deficiency upon such discharge.

The EBPP is an equivalent to the EISP and enables the company to offer employees an equivalent plan where the share plan is unavailable in certain countries. Under the EBPP participants were offered entitlements, which were equivalent to 60% of the weighted average price of Amcor shares, and over the period during which employees held their entitlements their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time. The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares. Employees were only able to convert their entitlements into a cash bonus payment when they left the company or three years had passed since the date on which entitlements were originally issued.

As the earnings per share performance hurdles were not met in 2003-04, no issues under EISP or EBPP were offered and the EISP and EBPP have been discontinued for the foreseeable future.

Other Employee Share Issues

During the year 34,058 ordinary shares were issued for nil consideration with performance restrictions of three and up to five years. Under the terms of the issue, following the resignation of the Managing Director/Chief Executive Officer in December 2004, the restricted shares were sold. The Managing Director/Chief Executive Officer was not entitled to any of the net sale proceeds.

Employee Options

Under the Employee Share/Option Plan established in 1985, sub-plans may be established where the company may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted with performance hurdles established by the directors of Amcor Limited. The options carry no dividend entitlement or voting rights and are issued for a term of up to 10 years. The options cannot be transferred and are not quoted on the ASX.

				Number of
	Exercise			Options at
	Date on	Expiry	Exercise	Beginning	Options
Grant Date	or After	Date	Price	of Year	Granted

Consolidated and Company – 2005
16-Sep-99	16-Sep-02	16-Sep-04	$6.47	432,500
8-Nov-99	8-Nov-99	8-Nov-04	$5.43	100,000
31-Jul-00	31-Jul-00	31-Jul-05	$5.10	42,500
18-Aug-00	1-Oct-01	1-Oct-05	$5.67	1,000,000
18-Aug-00	1-Oct-02	1-Oct-05	$5.67	1,000,000
18-Aug-00	1-Oct-03	1-Oct-05	$5.67	1,000,000
14-Sep-00	14-Sep-03	14-Sep-05	$5.16	570,000
1-Oct-00	1-Oct-00	1-Oct-05	$5.10	283,000
15-Feb-01	15-Feb-01	15-Feb-06	$5.24	100,000
13-Sep-01	13-Sep-04	13-Sep-06	$6.02	1,282,500
1-Oct-01	1-Oct-01	1-Oct-06	$6.03	100,000
1-Oct-01	1-Oct-01	1-Oct-05	$5.10	608,000
1-Oct-01	1-Oct-01	1-Oct-05	$6.62	50,000
1-Oct-01	1-Oct-01	1-Oct-05	$5.30	10,000
1-Oct-01	1-Oct-01	1-Oct-05	$5.24	40,000
14-Aug-02	1-Oct-04	30-Sep-08	$8.20	1,000,000
14-Aug-02	1-Oct-05	30-Sep-08	$8.20	1,000,000
14-Aug-02	1-Oct-06	30-Sep-08	$8.20	1,000,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.10	946,000
1-Oct-02	1-Oct-02	1-Oct-05	$6.62	50,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.30	10,000
1-Oct-02	1-Oct-02	1-Oct-05	$5.24	40,000
1-Oct-02	1-Oct-02	1-Oct-06	$6.03	100,000
1-Oct-02	1-Oct-02	1-Oct-07	$7.25	40,000
1-Oct-03	1-Oct-03	1-Oct-06	$6.03	180,000
1-Oct-03	1-Oct-03	1-Oct-07	$7.25	40,000
1-Nov-02	1-Nov-05	1-Nov-12	$8.20	4,577,320
13-Oct-03	1-Nov-05	1-Nov-12	$8.20	145,200
20-Oct-03	1-Nov-05	1-Nov-12	$8.20	26,400
1-Nov-02	1-Nov-02	1-Jul-07	$7.30	100,000
1-Nov-02	30-Sep-03	1-Jul-07	$7.30	100,000
1-Nov-02	30-Sep-04	1-Jul-07	$7.30	100,000
1-Nov-02	30-Sep-03	1-Jul-07	$7.40	892,500
1-Nov-02	30-Sep-04	1-Jul-07	$7.40	945,000
23-Mar-04	23-Mar-07	23-Mar-10	$7.87	671,000
24-Mar-04	24-Mar-07	24-Mar-10	$7.87	5,263,500
31-May-04	24-Mar-07	24-Mar-10	$7.87	20,000
2-Aug-04	2-Aug-07	2-Aug-10	$6.84	—	5,861,500
2-May-05	2-Aug-07	2-Aug-10	$6.84	—	60,000
				23,865,420	5,921,500

* Includes lapsed/cancelled options related to a former director – refer Note 38.

	Options			Number of Options		Proceeds
	Lapsed/		Options	at End of Year		Received		Number of	Fair Value
	Cancelled		Exercised	On Issue	Vested	$	Date Issued	Shares Issued	per Share
Consolidated and Company – 2005

16-Sep-99			432,500			2,798,275	Various	432,500	$7.30
8-Nov-99			100,000			543,000	Various	100,000	$7.44
31-Jul-00			42,500			216,750	Various	42,500	$7.55
18-Aug-00	1,000,000
18-Aug-00	1,000,000
18-Aug-00	1,000,000
14-Sep-00			204,000	366,000	366,000	1,052,640	Various	204,000	$7.39
1-Oct-00			46,000	237,000	237,000	234,600	Various	46,000	$7.43
15-Feb-01	100,000
13-Sep-01	65,000		490,000	727,500	727,500	2,949,800	Various	490,000	$7.43
1-Oct-01				100,000	100,000
1-Oct-01			144,000	464,000	464,000	734,400	Various	144,000	$7.37
1-Oct-01			50,000			331,000	Various	50,000	$7.83
1-Oct-01			10,000			53,000	Various	10,000	$7.62
1-Oct-01	40,000
14-Aug-02	1,000,000
14-Aug-02	1,000,000
14-Aug-02	1,000,000
1-Oct-02			270,000	676,000	676,000	1,377,000	Various	270,000	$7.36
1-Oct-02			50,000			331,000	Various	50,000	$7.83
1-Oct-02			10,000			53,000	Various	10,000	$7.62
1-Oct-02	40,000
1-Oct-02				100,000	100,000
1-Oct-02				40,000	40,000
1-Oct-03			80,000	100,000	100,000	482,400	Various	80,000	$6.85
1-Oct-03				40,000	40,000
1-Nov-02	658,240			3,919,080
13-Oct-03	26,400			118,800
20-Oct-03				26,400
1-Nov-02				100,000	100,000
1-Nov-02				100,000	100,000
1-Nov-02				100,000	100,000
1-Nov-02	60,000		60,000	772,500	772,500	444,000	Various	60,000	$7.73
1-Nov-02	60,000		80,000	805,000	805,000	592,000	Various	80,000	$7.73
23-Mar-04	189,510			481,490
24-Mar-04	1,102,305			4,161,195
31-May-04	2,200			17,800
2-Aug-04	273,300			5,588,200
2-May-05				60,000
	8,616,955	*	2,069,000	19,100,965	4,728,000	12,192,865		2,069,000

The fair value of each option is estimated on the date of grant, using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in the year to 30 June 2005 and 30 June 2004:

	2005	2004

Dividend yield (%)	4.7	3.9
Expected volatility (%)	20.0	20.0
Historical volatility (%)	20.0	20.0
Risk-free interest rate (%)	5.6	5.1
Expected life of option (years)	5.0	4.9

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting after 1 July 2004 are:

				Fair
	Number	Grant	Vesting	Value
	of Options	Date	Date	$/Option

Issues up to 30 June 2004	1,217,500	13-Sep-01	13-Sep-04	1.34
	3,919,080	1-Nov-02	1-Nov-05	2.00
	100,000	1-Nov-02	30-Sep-04	1.80
	885,000	1-Nov-02	30-Sep-04	1.76
	118,800	13-Oct-03	1-Nov-05	2.43
	26,400	20-Oct-03	1-Nov-05	2.58
	481,490	23-Mar-04	23-Mar-07	1.27
	4,161,195	24-Mar-04	24-Mar-07	1.27
	17,800	31-May-04	24-Mar-07	0.74

Issues in the year to 30 June 2005	5,588,200	2-Aug-04	2-Aug-07	1.03
	60,000	2-May-05	2-Aug-07	0.73
	16,575,465	2005 weighted average		1.03

Currently these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $4.6 million for the 2005 financial year (2004 $8.0 million).

Superannuation Commitments

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants. The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

Industry/Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements worldwide. On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency. Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns. This note sets out the consolidated entity’s position and accounting policy in relation to its defined benefit arrangements.

The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers. The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements. The consolidated entity’s current intention is based on these assumptions.

While the consolidated entity does not expect its current intention to change, the consolidated entity does not accept any liability to fund any present or future deficiency in the funds, as calculated at any particular point in time. The consolidated entity reserves the right to increase, reduce or terminate its contributions to the funds as it sees fit.

Accordingly, the consolidated entity is of the opinion that, under Australian accounting standards, it has no constructive or legal obligation, as at the balance date, to fund deficits that may arise in particular funds from time to time. In all cases, however, the consolidated entity expects to have the financial capacity to make or cause to be made sufficient annual contributions to the funds that ensure employee retirement expectations will be met.

The consolidated entity’s accounting policies and disclosures contained herein are in accordance with AASB 1028 ‘Employee Benefits’. All plans are listed below showing the last actuarial assessments, where applicable, made by independent actuaries on the dates indicated.

Fund assets, net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

		Fund
		Assets at		Accrued		Vested
Defined Benefit Funds as at 30 June 2005	Reporting	Net Market	Accrued	Surplus/	Vested	Surplus/
$ million	Date	Value	Benefits(3)	(Deficit)(4)	Benefits(5)	(Deficit)

Amcor Limited
• Amcor Superannuation Fund(1)
• June 2003 by W R Aitchison FIA, FIAA	30-Jun-04	602.1	650.2	(48.1)	646.4	(44.3)

Controlled Entities
• Amcor Flexibles (UK) Pension Plan
• April 2004 by J Porteus FFA	30-Jun-05	215.0	307.3	(92.3)	278.7	(63.7)
• Amcor New Zealand Super Fund
• June 2003 by J Spooner BSc, FIA, FNZSA	30-Jun-05	32.1	33.5	(1.4)	28.4	3.7
• Amcor PET Packaging UK Limited Pension Plan
• January 2004 by D Piltz FIA	30-Jun-05	24.5	27.9	(3.4)	22.9	1.6
• Amcor PET Packaging Pension Plan USA
• January 2003 by Mercer Human Resource Consulting	30-Jun-05	21.1	25.5	(4.4)	21.3	(0.2)
• Amcor Rentsch/Poly Laupen
• June 2003 by M Schreiber	30-Jun-05	66.6	77.3	(10.7)	61.7	4.9
• Amcor Twinpak Americas Inc Pension Plan for salaried employees
• June 2003 by Avalon Consulting	30-Jun-05	16.1	22.3	(6.2)	17.9	(1.8)
• Other funds(2)	30-Jun-05	43.7	71.5	(27.8)	57.3	(13.6)
		1,021.2	1,215.5	(194.3)	1,134.6	(113.4)

		Fund
		Assets at		Accrued		Vested
Defined Benefit Funds as at 30 June 2004	Reporting	Net Market	Accrued	Surplus/	Vested	Surplus/
$ million	Date	Value	Benefits	(Deficit)	Benefits	(Deficit)

Amcor Limited
• Amcor Superannuation Fund(1)
• June 2003 by W R Aitchison FIA, FIAA	30-Jun-03	511.8	560.2	(48.4)	556.9	(45.1)

Controlled Entities
• Amcor Flexibles (UK) Pension Plan
• April 2004 by J Porteus FFA	30-Jun-04	200.2	259.9	(59.7)	244.3	(44.1)
• Amcor New Zealand Super Fund
• June 2003 by J Spooner BSc, FIA, FNZSA	30-Jun-04	30.1	30.8	(0.7)	23.9	6.2
• Amcor PET Packaging UK Limited Pension Plan
• January 2004 by D Piltz FIA	30-Jun-04	21.9	30.8	(8.9)	20.6	1.3
• Amcor PET Packaging Pension Plan USA
• January 2003 by Mercer Human Resource Consulting	30-Jun-04	17.6	20.3	(2.7)	16.5	1.1
• Amcor Rentsch/Poly Laupen
• June 2003 by M Schreiber	30-Jun-04	70.8	76.0	(5.2)	69.2	1.6
• Amcor Twinpak Americas Inc Pension Plan for salaried employees
• June 2003 by Avalon Consulting	30-Jun-04	16.2	20.1	(3.9)	14.8	1.4
• Other funds(2)	30-Jun-04	48.6	66.6	(18.0)	51.3	(2.7)
		917.2	1,064.7	(147.5)	997.5	(80.3)

(1)   The net deficit as estimated by the Fund Actuary for the Amcor Limited sub-fund at 30 June 2005 was $41.0 million compared with $40.0 million at 30 June 2004.

(2)   Other funds comprise the following (including details of the latest actuarial valuation):

Amcor PET Packaging Canada Inc Plan for hourly paid employees – January 2005 by C Tomev FSA FCIA

Amcor Pet Packaging Canada Inc Pension Plan and supplemental plan for executive employees – January 2005 by C Tomev FSA FCIA

Amcor Gent Plan Belgium – June 2005 by C Landrain, Actuary

Amcor Halen Plan Belgium – June 2005 by C Landrain, Actuary

Amcor Brussels Plan Belgium – June 2005 by C Landrain, Actuary

Amcor Flexibles Envi Netherlands – June 2005 by R van Pel, Actuary

Amcor Flexibles Haarlem Netherlands – June 2005 by R van Pel, Actuary

Amcor Flexibles Drammen Norway – June 2005 by V Pekon AS

Amcor PET Packaging Belgium – June 2003 by AON

Amcor PET Packaging Iberia S A – June 2005 by AON

(3)   Accrued benefits have been determined based on the amount calculated by the Fund Actuary at the date of the most recent actuarial review.

(4)   The aggregate deficit of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $194.3 million (2004 $147.5 million). This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2005 but does represent the most upto date information which it has been possible to obtain. It should be noted that as at 30 June 2005 an amount of $55.1 million (2004 $58.5 million) was provided for and recognised in the consolidated accounts against this deficit, as a result of obligations which existed at the time of acquisition of the relevant entities, or which are required by legislation.

(5)   Vested benefits are benefits which are not conditional upon membership of the respective fund or any other factor.

During the year the consolidated entity made employer contributions of $52.2 million (2004 $53.8 million) to Defined Benefit Funds. Employer contributions by the company to Defined Benefit Funds during the year totalled $27.2 million (2004 $30.0 million).

NOTE 36 AMCOR’S CONTROLLED ENTITIES

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor White Cap Austria GmbH		Austria	5%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor PET Packaging de Argentina S.A.		Argentina	5.31%
Amcor PET Packaging de Colombia S.A.		Colombia	9.4%
Amcor Insurances Pte. Ltd. (Singapore)		Singapore	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Component Limited		New Zealand	50%
Amcor Packaging (USA) Inc		United States of America	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor Flexibles Healthcare Inc		United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	90%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Cuidad Juarez SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	10%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Frantis Manufacturing Company Inc		United States of America	100%
Just in Time Inc		United States of America	100%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Zetco Inc		United States of America	100%
KDS Packaging & Printing Inc		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Plastube Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor SPV, Inc		United States of America	100%
Amcor White Cap Inc		United States of America	100%
Amcor White Cap International Inc		United States of America	100%
Amcor White Cap de Venezuela SA		Venezuela	63%
Amcor PET Packaging USA, Inc		United States of America	100%
PET Products International del Peru		Peru	100%
PET Products International del Peru, a Venezuelan branch		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor PET Packaging de Colombia S.A.		Colombia	0.94%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
AMB Packaging Pte Ltd		Singapore	100%
Ace Packaging Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging (Malaysia) Sdn Bhd		Malaysia	99.93%
Amcor Flexibles (Zhongshan) Co Ltd		China	100%
PT Amcor Indonesia		Indonesia	100%
Amcor White Cap Shanghai Ltd		China	100%
Amcor White Cap South East Asia Inc		Philippines	100%
Amcor White Cap Properties Inc		Philippines	39.34%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor White Cap Investments Inc		Philippines	40%
Amcor White Cap Properties Inc		Philippines	59.51%
Amcor Flexibles Singapore Pte Ltd	(4)	Singapore	100%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	49%
Amcor Fibre Packaging Asia Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Interpac Containers (PRC) Ltd		Hong Kong	100%
Amcor Interpac Containers (Guangdong) Ltd		China	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Leigh Mardon Pacific Packaging Pte Ltd		Singapore	100%
Beijing Leigh-Mardon Pacific Packaging Co Ltd		China	83%
Qingdao Leigh-Mardon Packaging Co Ltd		China	60%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
St Regis Bates (Singapore) Pte Ltd		Singapore	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Containers Packaging (Thailand) Co Ltd		Thailand	2%
Amcor PET Packaging de Mexico S.A. de C.V.		Mexico	100%
Amcor Plastic Containers de Mexico S.A. de C.V.		Mexico	100%
Amcor PET Packaging de Argentina S.A.		Argentina	94.69%
Amcor PET Packaging Asia Pvt. Ltd.		India	100%
Amcor PET Packaging del Peru S.A.		Peru	61%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor PET Packaging de Colombia S.A.		Colombia	89.66%
Uruguay Preform SRL		Uruguay	100%
Torrenoble S.A.		Uruguay	100%
Vinisa Fueguina S.A.		Argentina	100%
Amcor PET Packaging de Honduras S.A.		Honduras	100%
Amcor PET Packaging del Ecuador S.A.		Ecuador	51%
Amcor PET Packaging de Puerto Rico, Inc.	(5)	Puerto Rico	100%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN089523919 CCC Pty Ltd	(1), (4), (8)	Australia	100%
ACN002693843 Box Pty Ltd	(1)	Australia	100%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1), (8)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Canada Inc	(5)	Canada	100%
Bericap Inc		Canada	51%
Twinpak Atlantic Inc		Canada	73.75%
Amcor White Cap do Brasil Ltda		Brazil	100%
Injepet Embalagens Ltda		Brazil	100%
Amcor PET Holdings do Brasil Ltda	(4), (5)	Brazil	100%
Injepet Embalagens da Amazonia SA		Brazil	95.8%
Injepet Embalagens da Amazonia SA		Brazil	4.12%
Amcor USA LLC	(5)	United States of America	100%
Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Finance Europe		Ireland	100%
Amcor Europe LLP		Australia	1%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	28.2%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor White Cap Polska Sp z.o.o		Poland	98.72%
Amcor Flexibles Polska Sp z.o.o		Poland	100%
Amcor PET Packaging Polska Sp z.o.o		Poland	100%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Rentsch AG		Switzerland	100%
Poly Laupen AG		Switzerland	100%
Rentsch Grafica SA (RP.G)		Portugal	4.8%
Rentsch Grafica SA (RP.G)		Portugal	95.2%
Strabo BV		Netherlands	100%
Dravik BV		Netherlands	100%
Amcor Services No. 2		United Kingdom	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Cardimat BV		Netherlands	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor White Cap Nederland B.V		Netherlands	100%
Amcor White Cap Belgium		Belgium	100%
Amcor Italia S.r.l.		Italy	100%
Amcor White Cap Nordiska AB		Sweden	100%
Amcor Ambalaj Sanayive Ticaret A.S.		Turkey	100%
Amcor Magyaroszag Csomagolastechnikas Korlatolt Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Ukraine LLC		Ukraine	98.5%
Amcor White Cap UK Limited		United Kingdom	100%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor PET Packaging Iberia S.A.		Spain	100%
Amcor White Cap Espana S.L.		Spain	100%
Amcor PET Packaging Maroc S.A.R.L.		Morocco	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging de Venezuela S.A.		Venezuela	61%
Amcor White Cap Holdings Polska Sp z.o.o		Poland	100%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor PET Packaging Holdings Polska Sp z.o.o		Poland	100%
Amcor PET Packaging Europe N.V./S.A.		Belgium	98.4%
Amcor Holding		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor Holding No. 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor International SAS		France	100%
Amcor Rentsch France SAS	(4)	France	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor White Cap France S.A.S.		France	100%
Amcor PET Packaging France S.A.S.		France	100%
Amcor PET Recycling France S.A.S.		France	100%
Amcor France Holding No. 1		France	100%
Amcor France Holding No. 2		France	100%
Amcor Polska Spolka z.o.o		Poland	100%
Containers Packaging (Europe)	(4)	United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor Investments Germany Ltd	(4)	United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor Rentsch GmbH		Germany	100%
Amcor White Cap Deutschland GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
AFP (Europe)	(4)	United Kingdom	100%
Amcor Flexibles Novgorod	(5)	Russia	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling	(4)	United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance	(4)	United Kingdom	100%
Amcor Flexibles A/S		Denmark	71.8%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Sverige AB		Sweden	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Schupbach AG		Switzerland	100%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Netherlands	100%
Amcor Flexibles Envi B.V.		Netherlands	100%
Amcor Flexibles Hapece B.V.		Netherlands	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Deutschland GmbH		Germany	100%
Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder and Wagner GmbH		Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%

			Percentage
			Held by Direct
	Note	Country of Incorporation	Parent Entity

Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY		Finland	50%
ZAO Akerlund and Rausing MO W		Russia	100%
Akerlund & Rausing SA (In Liq.)		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Europa Sur, S.A.		Spain	100%
Grupo Amcor Flexibles Hispania SA		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles Puerto Rico Inc.		Puerto Rico	100%
Anfor Investments Pty Ltd	(1)	Australia	100%

Entities No Longer Controlled since 30 June 2004	Note

Rentsch Dublin Ltd	(3)
Amcor Flexibles Transflex	(4), (6)
Amcor Flexibles Syston	(4), (6)
Prestige Packaging	(4), (6)
Amcor Europe GmbH & Co. KG	(6)
Twinpak Packaging Inc	(6)
Sopra da Amazonia Ltda.	(6)
Amcor PET Americas Inc	(6)
Amcor PET Packaging Colombia Holding Ltd	(6)
Amcor Finance Netherlands B.V.	(6)
Amcor Europe	(6)
Amcor Finland OY	(6)
Cenflex BV	(6)
Amcor Flexibles Celcon BV	(6)
Sidlaw International Holdings Ltd	(6)
S & R Gravure Ltd	(6)
Amcor Twinpak Americas Inc	(7)
Morisa GmbH & Co KG	(7)
SBG Participacoes E Empreendimentos SA (Injepet)	(7)
Amcor Specialty Packaging Americas Inc	(7)
Braspet Industria e Comercio de Embalagens Plastica Ltda Brazil	(7)
Ryco Dies Ltd	(7)
Amcor Flexibles Inc	(7)

(1) Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position comprising Amcor Limited and wholly-owned subsidiaries which are party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June are set out below:

$ million	2005	2004(1)

Statement of Financial Performance
Profit from ordinary activities before income tax	161.1	299.3
Income tax expense(i)	(4.3)	(44.9)

Profit from ordinary activities after income tax	156.8	254.4
Retained profits at beginning of year	1,319.3	1,287.2
Aggregate of amounts transferred(ii)	(0.9)	36.0
Amounts transferred from reserves	0.3	8.7

	1,475.5	1,586.3
Dividends recognised during the year	(290.2)	(267.0)
Retained Profits at End of Year	1,185.3	1,319.3

(i) Includes a tax benefit of $32.9 million on asset impairments in Australasia.

(ii) Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

Statement of Financial Position

$ million	2005	2004(1)

Current Assets
Cash assets	7.0	8.7
Receivables	3,001.0	4,255.3
Inventories	360.8	342.6
Total Current Assets	3,368.8	4,606.6

Non-Current Assets
Receivables	69.7	77.8
Investments	4,096.1	3,767.1
Property, plant and equipment	1,523.5	1,556.0
Intangibles	108.2	122.1
Deferred tax assets	150.7	166.9
Other	45.9	36.8
Total Non-Current Assets	5,994.1	5,726.7
Total Assets	9,362.9	10,333.3

Current Liabilities
Payables	382.4	174.1
Interest-bearing liabilities	2,861.3	3,507.2
Current tax liabilities	62.3	62.9
Provisions	141.3	146.4
Total Current Liabilities	3,447.3	3,890.6

Non-Current Liabilities
Payables	—	0.1
Interest-bearing liabilities	1,278.2	1,516.7
Deferred tax liabilities	299.0	368.6
Provisions	20.3	21.6
Undated subordinated convertible securities	301.1	332.3
Total Non-Current Liabilities	1,898.6	2,239.3
Total Liabilities	5,345.9	6,129.9
Net Assets	4,017.0	4,203.4

Equity
Contributed equity	2,751.5	2,755.3
Reserves	80.2	128.8
Retained profits	1,185.3	1,319.3
Total Equity	4,017.0	4,203.4

(1) Certain items in the comparative period include controlled entities that were party to the Deed of Cross Guarantee but were inadvertently omitted in the prior year financial statements.

(2) Controlled entities and businesses acquired during the year. The consideration paid for material businesses/controlled entities and the net assets at the dates of acquisition are set out in the table below:

		Net Assets
$ million	Consideration	Acquired

Ameripak	6.3	1.6
Other	0.8	0.5
	7.1	2.1

	Consolidated
$ million	2005	2004

Businesses/Controlled Entities Acquired
Consideration paid:
Cash paid	7.1	617.3
Cash accrued	—	0.5
	7.1	617.8

Net assets acquired:
Current receivables	1.2	112.7
Inventories	0.6	67.5
Property, plant and equipment	0.1	188.1
Other assets	—	4.8
Current liabilities – creditors and borrowings	—	(93.2)
Non-current liabilities – creditors and borrowings	—	(5.1)
Provisions (including employee entitlements)	—	(23.6)
Outside equity interests	(0.6)	(4.3)
Buy-outs of minority interest	0.8	143.5
	2.1	390.4
Gross goodwill on acquisition	5.0	227.4
	7.1	617.8
Cash paid	7.1	617.3
Cash settlement of amounts accrued in prior periods	2.6	1.6
Net outflow of cash	9.7	618.9

(3) Controlled entities and businesses sold during the year. The consideration received and the net assets at the dates of disposal are set out in the table below:

		Net Assets
$ million	Consideration	Disposed

Neopac	10.8	7.0
	10.8	7.0

	Consolidated
$ million	2005	2004

Businesses/Controlled Entities Disposed
Consideration received:
Cash received	10.8	2.1
	10.8	2.1

Net assets disposed:
Current receivables	0.1	1.4
Inventories	3.0	1.5
Property, plant and equipment	11.2	0.2
Current liabilities – creditors and borrowings	(4.3)	(1.6)
Provisions	(3.0)	(0.4)
	7.0	1.1
Gross profit/(loss) on disposal	3.8	1.0
	10.8	2.1

Cash received	10.8	2.1
Cash received in current period for entity disposed in prior period	—	38.1
Net inflow of cash	10.8	40.2

(4) The following companies were renamed during the year:

Amcor Flexibles Transflex formerly Amcor Flexibles Transflex Ltd

Amcor Flexibles Syston formerly Amcor Flexibles Syston Ltd

AFP (Europe) formerly AFP (Europe) Ltd

Amcor Rentsch France SAS formerly Rentsch International SAS

Rocma Sterling formerly Rocma Sterling Limited

Rocma Finance formerly Rocma Finance Limited

Amcor Investments Germany Ltd formerly Amcor UK European Holdings Ltd

ACN 089 523 919 CCC Pty Ltd formerly Central Coast Cartons Pty Ltd

Containers Packaging (Europe) formerly Containers Packaging (Europe) Ltd

Amcor Flexibles Singapore Pte Ltd formerly Rexam Packaging Singapore Pte Ltd

Amcor PET Holdings do Brasil Ltda formerly Miruca Participacoes Ltda

Prestige Packaging formerly Prestige Packaging Ltd

(5) Companies that were incorporated during the year.

(6) Companies that were liquidated during the year.

(7) Companies that were merged or amalgamated during the year.

(8) Amcor increased its investment in these companies during the year.

NOTE 37 RELATED PARTY DISCLOSURES

Loans to directors of Amcor Limited and controlled entities

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 12.

During the year, under the employee share plans, share loan repayments totalling $403,000 (2004 $36,000) were received from C H Clayton, B Guy, R H Jones, L J Lachal and D Solomon.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 12 total nil (2004 $1,056,000, one director).

Loans to directors of controlled entities in Note 12 total $30,000, two directors (2004 $77,000, four directors).

Interest received from directors during the year amounted to $7,300, one director (2004 $8,000, one director).

Other transactions – in the normal course of business and on an arm’s length basis

A director-related entity of G M McGhie received captive management fees of $126,000 (2004 $135,000).

Sales of beverage containers totalling $5,590,000 (2004 $5,534,000) were made to director-related entities of F Daley and B Boyd.

Sales of manufactured goods totalling $40,315,000 (2004 $26,050,000) were made to a director-related entity of H Lin.

Purchases of paper products totalling $4,680,000 (2004 $5,480,000) were made from director-related entities of D S Kurniawan and S Tirtowidjojo.

Sales of manufactured goods totalling $457,000 were made to a director-related entity of J Jin.

Provision of consulting services by a director-related entity of P Batey totalled $55,000.

NOTE 38 DIRECTORS’ AND EXECUTIVES’ DISCLOSURES

The following persons were directors of Amcor Limited during the whole of the financial year:

C I Roberts – Chairman

E A Alexander

D C K Allen

R K Barton

G J Pizzey

G A Tomlinson

R H Jones resigned from the Board on 7 December 2004.

J G Thorn was appointed a non-executive director on 8 December 2004.

K N MacKenzie was appointed as Managing Director and Chief Executive Officer effective 1 July 2005 and became an executive director as at the same date.

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (‘specified executives’) during the financial year:

Name	Position	Employer

W P Day	Executive General Manager Finance	Amcor Limited
L J Lachal(1)	Acting Chief Operating Officer	Amcor Limited
K N MacKenzie	Managing Director	Amcor Rentsch and Closures
G S James	Chief Executive Officer – Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc

(1) L J Lachal served as Executive General Manager Operations until 7 December 2004 and Acting Chief Operating Officer from 8 December 2004 to 30 June 2005. On 12 July 2005 L J Lachal became Managing Director of Amcor Australasia.

Remuneration of directors and executives

Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report within the Director’s Report.

Equity based compensation

Options and shares are issued as part of long-term incentive plans. There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP). The details and conditions pertaining to these plans are outlined within the Remuneration Report.

Equity instrument disclosures in relation to directors and executives

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

			Fair Value
			Per Option
		Exercise	at Grant	Date
Grant date	Expiry Date	Price	Date	Exercisable

13-Sep-01	13-Sep-06	$6.02	$1.34	13-Sep-04
1-Nov-02	1-Jul-07	$7.30	$1.80	30-Sep-04
1-Nov-02	1-Nov-12	$8.20	$2.00	1-Nov-05
13-Oct-03	1-Nov-12	$8.20	$2.43	1-Nov-05
24-Mar-04	24-Mar-10	$7.87	$1.27	24-Mar-07
2-Aug-04	2-Aug-10	$6.84	$1.03	2-Aug-07

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Amcor Limited. Further information on the options is set out in Note 35.

	Number of Options	Number of Options
Name	Granted During the Year	Vested During the Year

Directors of Amcor Limited
R H Jones (resigned 7 December 2004)	nil	nil

Specified executives of the consolidated entity
W P Day	250,000	50,000
G S James	150,000	20,000
L J Lachal	150,000	nil
W J Long	200,000	100,000
K N MacKenzie	100,000	5,000

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs associated with determining fair value for options granted during the year ended 30 June 2005 are listed in Note 35.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Amcor Limited and each of the five specified executives of the consolidated entity are set out below.

Number of ordinary
shares issued on
	Date of exercise	exercise of options
Name	of options	during the year

Directors of Amcor Limited
C I Roberts	nil	nil
R H Jones (resigned 7 December 2004)	nil	nil
E A Alexander	nil	nil
D C K Allen	nil	nil
R K Barton	nil	nil
G J Pizzey	nil	nil
J G Thorn	nil	nil
G A Tomlinson	nil	nil

Specified executives of the consolidated entity
W P Day	1-Nov-04	150,000
G S James	nil	nil
L J Lachal	nil	nil
W J Long	nil	nil
K N MacKenzie	23-Aug-04	10,000
K N MacKenzie	31-Aug-04	8,000
K N MacKenzie	27-Jun-05	85,000

The amounts paid per ordinary share by each specified executive on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share

1-Nov-04	$6.02
1-Nov-04	$6.62
23-Aug-04	$6.47
31-Aug-04	$5.16
27-Jun-05	$6.03
27-Jun-05	$6.02

Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally related entities, is set out below:

Name	Balance at the beginning of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Balance vested and not yet exercised at end of year

Directors of Amcor Limited
R H Jones (resigned 7 December 2004)	6,000,000	nil	nil	(6,000,000)	nil	nil

Specified executives of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	nil
G S James	214,000	150,000	nil	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	nil	(22,000)	352,000	24,000
W J Long	544,000	200,000	nil	(22,000)	722,000	300,000
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	nil

No options are vested and unexercisable at the end of the year.

Share holdings

The number of shares in the company held during the financial year by each director of Amcor Limited and each of the five specified executives of the consolidated entity, including their personally related entities, is set out below:

Name	Balance at the beginning of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	114,421	nil	21,061	135,482
E A Alexander*	26,258	nil	5,671	31,929
D C K Allen	55,857	nil	3,858	59,715
R K Barton	25,270	nil	4,120	29,390
G J Pizzey	6,408	nil	5,840	12,248
J G Thorn	nil	nil	3,915	3,915
G A Tomlinson	39,684	nil	4,638	44,322

* E A Alexander also holds 50,000 partly paid shares paid to five cents.

R H Jones held 381,764 shares at the start of the year and resigned as a director during the year.

Specified executives of the consolidated entity

Ordinary shares

W P Day	59,452	150,000	(147,323)	62,129
G S James	70,360	nil	(45,860)	24,500
L J Lachal*	299,469	nil	(50,000)	249,469
W J Long	100	nil	nil	100
K N MacKenzie	1,200	103,000	(93,000)	11,200

* L J Lachal also holds 20,000 partly paid shares paid to one cent.

Loans to directors and executives

Details of loans made to directors of Amcor Limited and the five specified executives of the consolidated entity, including their personally related entities, are set out below:

Aggregates for directors and specified executives

Group $	Balance at the beginning of the year	Interest paid and payable for the year	Interest not charged	Balance at the end of the year	Number in group at the end of the year

Directors of Amcor Limited	1,056,180	7,334	41,782	nil	nil
Specified executives of the consolidated entity	13,516	nil	nil	11,318	1

Individuals with loans above $100,000 during the financial year

Name $	Balance at the beginning of the year	Interest paid and payable for the year	Interest not charged	Balance at the end of the year

R H Jones (resigned 7 December 2004)	1,056,180	7,334	41,782	nil

Loans to directors and specified executives are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the tables above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s length basis.

No write-downs or allowances for doubtful receivables have been recognised in relation to any loans made to directors or specified executives.

Other transactions with directors and specified executives

Directors of Amcor Limited

Nil

Other transactions with directors and specified executives

Specified executives of the controlled entity

Essential Marketing is a company that supplies various marketing services to the consolidated entity. The company is owned by the daughter of G S James, a specified executive. Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with specified executives of the consolidated entity are as follows:

	$2005	2004

Amounts recognised as expenses
Provision of goods supplied at cost and marketing services	605,671	510,326

Aggregate amounts payable to specified executives of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	$2005	2004

Current liabilities	64,500	63,515

NOTE 39 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group (UIG) has issued interpretations corresponding to the International Accounting Standards Board (IASB) interpretations. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be reflected in the consolidated entity’s financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.

In complying with AIFRS for the first time, the consolidated entity is required to restate the financial statements for the year ended 30 June 2005, to reflect the application of AIFRS. Most adjustments required on transition to AIFRS are expected to be made retrospectively, against opening retained earnings as at 1 July 2004.

Prior to 30 June 2004, the consolidated entity commenced transitioning its accounting policies and financial reporting from current Australian Standards to AIFRS. The consolidated entity set up a project team and engaged expert consultants to identify key areas potentially impacted by the transition to AIFRS. As a result, dedicated resources were established to address each of the key areas identified. The AIFRS project team worked to embed the transition to AIFRS into each of the business groups. Processes were established in all business groups to inform and educate relevant staff of the transition polices and processes. AIFRS accounting polices have been issued to all business groups to ensure the consistent application of AIFRS policies across the group.

The implementation of AIFRS, as currently interpreted, is substantially complete across the consolidated entity. The AIFRS project team has been integrated back into the head office group financial reporting team and continues to monitor developments in AIFRS interpretation to ensure any changes are integrated into the policies, systems and procedures established for reporting the reconciliations and disclosures required under AIFRS. In addition, business groups are in regular contact with the head office group financial reporting team to ensure a consistent interpretation of the AIFRS policies. The Audit and Compliance Committee continues to monitor closely the consolidated entity’s implementation of AIFRS.

Impact of transition to AIFRS

The rules for first time adoption of AIFRS are set out in AASB 1 ‘First Time Adoption of Australian Equivalents to International Financial Reporting Standards’ (AASB 1). The standard allows a number of exemptions to assist in the transition to reporting under AIFRS. These have been assessed by the AIFRS project team, in order to determine the most appropriate accounting policy for the consolidated entity.

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP (AGAAP) to AIFRS, and the selection and application of AIFRS accounting policies, are based on expected or early adopted AIFRS standards. Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation, in accordance with AIFRS, of the company’s and consolidated entity’s financial position, results of operations and cash flows. As this note provides only a summary, for a true and fair view to be presented under AIFRS, further disclosure and explanations will be required in the first complete AIFRS financial report (for the half-year ending 31 December 2005 and the year ending 30 June 2006).

There is a significant amount of judgement involved in the reconciliations from current AGAAP to AIFRS. As such, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note. The figures disclosed in this Note are management’s current best estimates of the quantitative impact of the changes, as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) potential amendments to AIFRS and interpretations being issued by the AASB and IASB; (b) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations; and (c) changes to the company’s and consolidated entity’s operations.

Summary of transitional adjustments

Impact on statements of financial position

The following tables set out the expected adjustments to the statements of financial position of the consolidated entity and the company at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005. The following tables should be read in conjunction with significant changes in accounting policies as set out on pages 61 to 66.

			Consolidated			Consolidated			Amcor Limited			Amcor Limited
			1 July 2004			30 June 2005			1 July 2004			30 June 2005
			Transition			Transition			Transition			Transition
$ million	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS

Current Assets
Cash assets		131.0	—	131.0	210.8	—	210.8	7.5	—	7.5	3.7	—	3.7
Receivables	(h)	1,551.4	199.7	1,751.1	1,685.9	157.8	1,843.7	8,103.3	(22.6)	8,080.7	6,027.4	(22.6)	6,004.8
Inventories		1,369.6	—	1,369.6	1,440.1	—	1,440.1	—	—	—	—	—	—

Total Current Assets		3,052.0	199.7	3,251.7	3,336.8	157.8	3,494.6	8,110.8	(22.6)	8,088.2	6,031.1	(22.6)	6,008.5

Non-Current Assets
Receivables	(k)	81.8	(34.4)	47.4	71.6	(26.5)	45.1	41.8	(34.4)	7.4	33.8	(26.5)	7.3
Other financial assets		12.9	—	12.9	48.4	—	48.4	3,647.9	—	3,647.9	4,678.7	—	4,678.7
Property, plant and equipment	(a), (b), (c) (d), (f)	4,745.0	62.6	4,807.6	4,400.1	26.7	4,426.8	5.6	(4.0)	1.6	8.7	(4.6)	4.1
Intangibles	(c)	2,062.7	83.9	2,146.6	1,766.9	231.3	1,998.2	5.0	4.1	9.1	5.5	5.3	10.8
Deferred tax assets	(e)	238.8	143.1	381.9	176.2	154.6	330.8	100.0	(40.2)	59.8	88.4	(61.6)	26.8
Other		93.2	(1.1)	92.1	98.9	(2.6)	96.3	13.4	(0.3)	13.1	11.4	(0.9)	10.5
Total Non-Current Assets		7,234.4	254.1	7,488.5	6,562.1	383.5	6,945.6	3,813.7	(74.8)	3,738.9	4,826.5	(88.3)	4,738.2

Total Assets		10,286.4	453.8	10,740.2	9,898.9	541.3	10,440.2	11,924.5	(97.4)	11,827.1	10,857.6	(110.9)	10,746.7

			Consolidated			Consolidated			Amcor Limited			Amcor Limited
			1 July 2004			30 June 2005			1 July 2004			30 June 2005
			Transition			Transition			Transition			Transition
$ million	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS

Current Liabilities
Payables		1,831.1	4.9	1,836.0	1,991.8	3.5	1,995.3	35.1	—	35.1	35.9	—	35.9
Interest-bearing liabilities	(h)	728.5	201.0	929.5	729.2	158.0	887.2	4,846.6	—	4,846.6	3,849.6	—	3,849.6
Current tax liabilities		77.4	—	77.4	82.5	—	82.5	23.6	—	23.6	13.4	—	13.4
Provisions		339.7	(3.6)	336.1	290.4	0.2	290.6	2.9	—	2.9	2.1	—	2.1
Total Current Liabilities		2,976.7	202.3	3,179.0	3,093.9	161.7	3,255.6	4,908.2	—	4,908.2	3,901.0	—	3,901.0

Non-Current Liabilities
Payables		13.2	7.6	20.8	0.7	4.1	4.8	—	—	—	—	—	—
Interest-bearing liabilities	(b)	1,776.2	169.9	1,946.1	1,747.8	165.6	1,913.4	1,463.8	—	1,463.8	1,275.9	—	1,275.9
Deferred tax liabilities	(e)	388.5	186.7	575.2	292.8	198.9	491.7	169.2	(167.4)	1.8	148.6	(86.0)	62.6
Provisions	(f), (i)	33.4	67.3	100.7	44.9	81.8	126.7	4.5	0.3	4.8	5.2	0.3	5.5
Defined benefit obligations	(g)	58.5	272.4	330.9	55.1	301.0	356.1	—	73.9	73.9	—	58.8	58.8
Undated subordinated convertible securities		332.3	—	332.3	301.1	—	301.1	332.3	—	332.3	301.1	—	301.1
Total Non-Current Liabilities		2,602.1	703.9	3,306.0	2,442.4	751.4	3,193.8	1,969.8	(93.2)	1,876.6	1,730.8	(26.9)	1,703.9
Total Liabilities		5,578.8	906.2	6,485.0	5,536.3	913.1	6,449.4	6,878.0	(93.2)	6,784.8	5,631.8	(26.9)	5,604.9
Net Assets		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8

Equity
Contributed equity	(k)	3,351.9	(33.2)	3,318.7	3,348.1	(21.7)	3,326.4	2,755.3	(33.2)	2,722.1	2,751.5	(21.7)	2,729.8
Reserves	(a), (j)	(349.2)	349.2	—	(510.9)	370.4	(140.5)	40.9	(40.9)	—	40.7	(40.7)	—
Retained profits		1,614.3	(768.5)	845.8	1,446.9	(720.0)	726.9	2,250.3	69.9	2,320.2	2,433.6	(21.6)	2,412.0

Equity attributable to members of the parent entity		4,617.0	(452.5)	4,164.5	4,284.1	(371.3)	3,912.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8
Minority interests in controlled entities		90.6	0.1	90.7	78.5	(0.5)	78.0	—	—	—	—	—	—
Total Equity		4,707.6	(452.4)	4,255.2	4,362.6	(371.8)	3,990.8	5,046.5	(4.2)	5,042.3	5,225.8	(84.0)	5,141.8

Impact on retained earnings

The expected impact of the transition to AIFRS on retained earnings as at 1 July 2004 is summarised below:

$ million	Note	Consolidated	Amcor Limited

Retained earnings as at 1 July 2004 under AGAAP		1,614.3	2,250.3
AIFRS reconciliation:
• transfer from asset revaluation reserve	(a)	136.9	40.9
• transfer from exchange fluctuation reserve	(j)	(486.1)	—
• recognition of deficits in defined benefit plans	(g)	(269.8)	(73.9)
• recognition of the net impact of decommissioning provisions	(f)	(32.5)	(0.2)
• derecognition of start up and relocation costs	(a)	(34.9)	—
• lease adjustments	(b)	(12.0)	—
• deferral of government grants	(i)	(20.8)	—
• other adjustments	(d), (k)	(5.7)	(1.5)
• taxation effect of above adjustments	(e)	70.4	22.3
• other tax adjustments	(e)	(114.0)	82.3
Retained earnings as at 1 July 2004 under AIFRS		845.8	2,320.2

Impact on statements of financial performance

The following table sets out the expected adjustments to the statements of financial performance of the consolidated entity and the company for the year ended 30 June 2005:

			Consolidated			Amcor Limited
			For the year ended			For the year ended
			30 June 2005			30 June 2005
			Transition			Transition
$ million	Note	AGAAP	Impact	AIFRS	AGAAP	Impact	AIFRS

Revenues from sale of goods		11,099.6	—	11,099.6	—	—	—
Other revenues from ordinary activities	(a), (i)	174.7	(79.1)	95.6	365.5	(0.8)	364.7
Total revenue from ordinary activities		11,274.3	(79.1)	11,195.2	365.5	(0.8)	364.7
Expenses from ordinary activities excluding borrowing costs		(10,871.2)	193.9	(10,677.3)	287.1	(2.9)	284.2
Borrowing costs	(b), (g), (h)	(158.1)	(28.2)	(186.3)	(217.2)	0.1	(217.1)

Profit from Ordinary Activities Before Related Income Tax Expense		245.0	86.6	331.6	435.4	(3.6)	431.8
Income tax (expense)/benefit relating to ordinary activities	(e)	(58.8)	(13.5)	(72.3)	37.9	(98.4)	(60.5)

Profit from Ordinary Activities After Related Income Tax Expense		186.2	73.1	259.3	473.3	(102.0)	371.3
Attributable to:
Members of the parent entity		173.2	73.0	246.2	473.3	(102.0)	371.3
Outside equity interests		13.0	0.1	13.1	—	—	—
		186.2	73.1	259.3	473.3	(102.0)	371.3

Summary of impact on net profit

The impact by type of adjustment, of the transition to AIFRS on net profit for the year ended 30 June 2005 is summarised below:

$ million	Note	Consolidated	Amcor Limited
Net profit as reported under AGAAP		186.2	473.3
Amortisation of goodwill	(c)	127.2	—
Tax loss utilisation adjustment to goodwill	(c)	(10.0)	—
Defined pension plan expense	(g)	(10.4)	0.4
Decommissioning expenses	(f)	(3.9)	—
Share-based payments	(k)	(3.7)	(3.7)
Start up costs	(a)	(3.4)	—
Government grants	(i)	(9.6)	—
Other	(a), (b)	0.4	(0.3)
Adjustment to income tax expense	(e)	(13.5)	(98.4)
Net profit under AIFRS		259.3	371.3

Set out below are the significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections made under AASB 1:

(a) Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS. However, at transition date, AASB 1 permits certain items of property, plant and equipment to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

Any asset revaluation reserve balance relating to these assets will be derecognised at transition and adjusted against retained earnings. At 1 July 2004, it is expected that $136.9 million and $40.9 million for the consolidated entity and the company respectively, will be reclassified from asset revaluation reserve to retained earnings.

Other expected transition adjustments to property, plant and equipment totalling $62.6 million for the consolidated entity, and ($4.0 million) for the company, include assets under AGAAP sale and leaseback arrangements which are not recognised as such for AIFRS, refer note (b), the derecognition of start up and relocation costs which have been capitalised under AGAAP and which are now specifically excluded from the cost of any asset under AASB 116 ‘Property, Plant and Equipment’, and the recognition of decommissioning costs as explained in note (f). In addition, software costs previously recognised in plant and equipment have been reclassified to intangible assets, refer note (c). The effect of these adjustments to property, plant and equipment at 30 June 2005 is expected to be $26.7 million and ($4.6 million) for the consolidated entity and company respectively.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue. For the consolidated entity, an amount of $69.5 million is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005. An amount of $0.8 million is expected to be reclassified from revenue to other expenses for the company.

(b) Leases

Operating leases

Under application of AASB 117 ‘Leases’, where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount, the lease rental expense being charged to the profit and loss will be an equal amount over the life of the lease unless another systematic basis is more representative of the time pattern of the benefit.

For the consolidated entity, this change in recognition of lease expense is expected to result in an increase in accrued lease expense of $7.5 million at 1 July 2004. The current year impact for the consolidated entity is an increase in lease expense of $0.9 million. No adjustment is expected for the company.

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting. The consolidated entity expects that this transaction will be treated as a secured borrowing and the properties reinstated on the balance sheet and recorded as an asset. The consolidated entity expects that, under AIFRS, this will result in an increase in property, plant and equipment of $163.3 million and an increase in interest-bearing liabilities of $167.8 million at 1 July 2004. For the year ended 30 June 2005, the consolidated entity expects payments made under the relevant agreements to be apportioned between interest expense and the loan liability. No adjustment is expected for the company.

(c) Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet. The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Year ended 30 June 2005

Business combinations that occurred on or after 1 July 2004 will be restated to comply with AIFRS. All business combinations will be accounted for using the purchase method. There are no adjustments expected in the consolidated entity or the company.

Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable asset, liabilities and contingent liabilities acquired.

In respect of acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangibles assets not meeting the AIFRS recognition criteria and including relevant fair value adjustments at the date of acquisition. No reclassifications are expected.

Goodwill will be stated at cost less any accumulated impairment losses. Goodwill will be allocated to cash generating units (CGUs) and tested annually for impairment (refer note (d) for further details on impairment testing).

For the year ended 30 June 2005, goodwill is expected to be adjusted by $10 million, representing deferred tax assets recognised in the current period, which would have been recognised at the time of acquisition had they met the separate recognition criteria at that time. This reduction in carrying amount of goodwill is recognised as an expense.

Other intangible assets

Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses.

On transition, other intangible assets have been reviewed to ensure they are capable of recognition under AASB 138 ‘Intangible Assets’ and tested for impairment. No impairment losses are expected on transition.

Certain software assets will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS. This is expected to result in a reclassification of $84.2 million in the consolidated entity as at 1 July 2004 and $115.6 million as at 30 June 2005. For the company, the expected adjustments are $4.1 million and $4.6 million respectively.

Amortisation

Amortisation will be recognised on a straight line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but will be tested for impairment annually. Other intangible assets will be amortised from the date they are available for use.

For the year ended 30 June 2005 the reversal of goodwill amortisation provided under AGAAP, is expected to result in an increase in the AIFRS result for the year of $127.2 million for the consolidated entity and nil for the company.

(d) Impairment

Under current AGAAP policy, the recoverable amount of non-current assets carried at cost is reviewed at each reporting date using profit multiples and undiscounted cash flows or discounted cash flows as deemed appropriate. Non-current assets are written down to the recoverable amount where the carrying value of any non-current asset exceeds the recoverable amount.

Under AIFRS, the recoverable amount of the consolidated entity’s non-current assets, excluding deferred tax assets, defined benefit assets, goodwill and indefinite life intangible assets, will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. Under AIFRS, goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment annually. If there is an indication that an asset is impaired (or for those tested annually), the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the CGU to which the asset belongs will be determined. CGUs have been determined as the smallest identifiable group of assets that generate cash inflows which are largely independent of the cash inflows of other assets or group of assets. Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value in use.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

An impairment assessment has been undertaken as at 1 July 2004. The consolidated entity is expecting to recognise an impairment loss of $5.2 million, due to the impact of the change in the basis of impairment testing. This impairment is expected to be recognised as a decrease in retained earnings.

(e) Income Taxes

Under AIFRS, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted, or substantively enacted, at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Under AGAAP, deferred tax balances are determined using the income statement method, in which items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

As at 1 July 2004, an increase in deferred tax assets of the consolidated entity of $143.1 million is expected to be recognised, including the recognition of deferred tax assets relating to the AIFRS opening balance sheet adjustments for defined benefit plans and decommissioning provisions.

As at 1 July 2004, an increase in deferred tax liabilities of the consolidated entity of $186.7 million is expected to be recognised including the recognition of deferred tax liabilities relating to revalued assets, securitised assets and an additional liability due to deductible goodwill.

Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase from AGAAP by $154.6 million and $198.9 million respectively as at 30 June 2005.

There are no effects of recent interpretations of the Australian Tax Consolidation Regime for the consolidated entity. As at 1 July 2004, the company expects the effect of this recent interpretation, offset by the tax effect of the defined pension obligations to derecognise deferred tax assets of $40.2 million and deferred tax liabilities of $167.4 million, with corresponding changes in retained earnings and intercompany receivables. The company and wholly-owned subsidiaries in the tax-consolidated group will be required to recognise their own tax balances directly. The expected impact for the company at 30 June 2005 is a decrease in deferred tax assets of $61.6 million and a decrease in deferred tax liabilities of $86 million.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense of $13.5 million for the consolidated entity and $98.4 million for the company.

(f) Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists. At each reporting date, the liability is re-measured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as interest in the statement of financial performance as it occurs.

If the change in the liability results in a decrease in the liability that exceeds the carrying amount of the asset, the asset is written down to nil and the excess is recognised immediately in net profit. If the change in the liability results in an addition to the cost of the asset, the recoverability of the new carrying amount is considered. Where there is an indication that the new carrying amount is not fully recoverable, an impairment test is performed.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition. Under current AGAAP, the costs of restoration are not recognised until the expenditure is incurred. Under AIFRS, a provision for restoration costs must be recognised over the period of the lease and measured at the expected cost of restoration at each reporting date.

At transition, the present value of the required restoration provision was recognised. A corresponding asset, calculated as the amount of the liability discounted back to acquisition date, and accumulated depreciation from acquisition date to transition date, was recognised. The net expected adjustment in the consolidated entity is an increase in the restoration provision of $52.4 million, and an increase in the net book value of assets of $19.9 million, resulting in a net decrease to retained earnings of $32.5 million. The impact on retained earnings for the company is $0.2 million.

The expected impact on the consolidated entity for the financial year ended 30 June 2005 is to decrease AGAAP net profit by $3.9 million due to higher depreciation and interest expenses under AIFRS.

(g) Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted.

The discount rate will be the rate attaching to AAA credit rated bonds that have maturity dates which most closely match the terms of maturity of the related liabilities. Where AAA credit rated bonds are not available, and specifically for all Australian dollar denominated obligations, the discount rate will be the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees will be recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense will be recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset will be limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

Under AGAAP, defined benefit plans are accounted for on a cash basis, with a defined benefit obligation of $58.5 million and no plan assets recognised in the balance sheet of the consolidated entity as at 30 June 2004. As at 1 July 2004, the consolidated entity expects to recognise an additional net deficit, under AIFRS, in post-employment benefit plans of $272.4 million (the company $73.9 million), resulting in a total defined benefit obligation under AIFRS of $330.9 million (the company $73.9 million). The consolidated entity expects the net effect on retained earnings, as at 1 July 2004, to be a decrease of $269.8 million which includes the effect of surplus plan assets of $2.6 million.

For the financial year ended 30 June 2005, the consolidated entity expects to recognise an increase in the defined benefit obligations under AIFRS of $25.2 million (the company $15.1 million decrease). This movement represents employee costs recognised in the statement of financial performance, actuarial losses expected to be recognised directly through retained earnings and the contributions made by the company. Due to the amount of defined benefit obligation expense under AGAAP, the impact on net profit under AIFRS for the year ended 30 June 2005 is an increased expense of $10.4 million (the company $0.4 million decrease).

(h) Securitised receivables

Under AIFRS, trade receivables that have been securitised are expected to be brought back on balance sheet as the special purpose entity, established for the securitisation, is considered to be controlled in accordance with UIG Interpretation 112 Consolidation – Special Purpose Entities. AIFRS considers the probability of risks and benefits in determining control, not just the possibility. This is expected to result in an increase in both receivables and interest-bearing liabilities of $197.9 million at 1 July 2004 and $157.8 million at 30 June 2005 in the consolidated entity. No adjustments are expected in the company.

(i) Government grants

Under AGAAP, contributions towards the acquisition of assets are recognised as revenue at the fair value of the grant received, when the consolidated entity gains control of the contribution. Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

This is expected to result in an increase in liabilities of $20.8 million at 1 July 2004, with a corresponding adjustment to retained earnings. The current year impact for the consolidated entity is expected to be a decrease in net profit and an increase in liabilities of $9.6 million. No adjustment is expected for the company.

(j) Foreign currency

Financial statements of foreign operations

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the exchange fluctuation reserve (EFR) until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity in the consolidated entity determines its functional currency, i.e. the currency of the primary economic environment in which the entity operates, reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the EFR.

There are no expected changes in functional currency for the company or its subsidiaries on transition from AGAAP to AIFRS.

All foreign operations are translated into Australian dollars using the method described above, the previous AGAAP concept of ‘self sustaining’ foreign operations does not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised directly in the EFR attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

The AASB 1 election to reset the EFR balance under AGAAP to nil at the date of transition is expected to be adopted. For the consolidated entity, at 1 July 2004 an amount of $(486.1 million) is expected to be reclassified from EFR to retained earnings. There is no expected impact for the company.

(k) Share-based payments

Under current AGAAP, no expense is recognised for options issued to employees. Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured using the Black-Scholes model. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings, resulting in a nil impact on equity on transition.

In addition, loans issued as part of the employee share scheme under AGAAP have been reflected as a reduction in both equity and receivable on transition to AIFRS. The expected effect of this adjustment to the consolidated entity and the company as at 1 July 2004 is $34.4 million.

For the financial year ended 30 June 2005, employee benefits expense and share capital are expected to be increased by $3.7 million in the consolidated entity and the company representing the options expense for the period.

(l) Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the profit or loss from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share for the financial year ending 30 June 2005, calculated on the AIFRS adjusted results, are expected to be:

	AIFRS	AGAAP

Basic EPS from continuing operations:	22.1 cents	13.8 cents
Diluted EPS from continuing operations:	22.0 cents	13.7 cents

(m) Financial instruments/insurance contracts

The company expects to utilise the election available in AASB 1 and not restate comparatives, up to 30 June 2005, for AASB 132 ‘Financial Instruments: Disclosure and Presentation’, AASB 139 ‘Financial Instruments: Recognition and Measurement’ and AASB 4 ‘Insurance Contracts’.

There are no expected adjustments in relation to these standards for 1 July 2004, or the financial year ended 30 June 2005, as current AGAAP is expected to continue to apply. As at 1 July 2005, the expected adjustments are:

•                  The consolidated entity expects that, under AIFRS, it will be required to reclassify the Perpetual Amcor Convertible Reset Securities (PACRS) as debt rather than equity. As at 1 July 2005, this is expected to result in an increase in liabilities and corresponding decrease in equity (apart for initial PACRS transaction costs) for the consolidated entity of $610 million, and nil for the company. Interest accruing on these reset securities will be recorded as a borrowing cost, rather than a distribution from retained earnings. For the year ended 30 June 2005, distributions from retained earnings related to PACRS was $52 million.

•                  The consolidated entity and company expects that, under AIFRS, it will be required to recognise all derivative contracts, including any embedded derivatives that may be identified at fair value on the balance sheet. The consolidated entity and company enters into interest rate swaps, cross currency swaps, forward foreign exchange contracts, commodity fixed price swaps and share appreciation options. At June 2005, the net fair value of these derivative financial instruments was $69.5 million.

•                  AIFRS recognises fair value hedge accounting, cash flow hedge accounting, and hedges of net investments in foreign operations. Any ineffective portion of hedges will be recognised in the income statement, increasing volatility of reported profit. The consolidated entity expects to predominantly use cash flow hedging, where appropriate, in respect of its interest rate risk hedges and foreign exchange hedges for forecast transactions. Hedge accounting will be applied to forecast capital expenditure commitments and other forecast transactions above a $0.5 million face value equivalent threshold and/or beyond a six month time frame, with any changes in fair value reflected in equity reserves. Where hedge accounting is not applied, changes in fair value will be recognised in the income statement.

•                  The consolidated entity holds investments in companies listed and not listed on stock exchanges which are currently carried at cost. Under AIFRS, the consolidated entity expects that these investments will be categorised as available for sale and therefore restated to fair value with any gain or loss recognised directly to equity, through the statement of changes in equity.

NOTE 40 EVENTS SUBSEQUENT TO REPORTING DATE

Dividends

Since 30 June 2005 the directors have declared a final dividend on ordinary shares payable on 28 September 2005 of approximately $149.4 million. This represents a dividend of 17 cents per share 22% franked at 30% tax rate. The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 30 June 2005 and will be recognised in subsequent financial reports.

DIRECTORS’ DECLARATION

1.               In the opinion of the directors of Amcor Limited:

(a)          the financial statements and notes set out on pages 1 to 66 and the remuneration disclosures that are captured in sections 3, 5, 6 and 7 of the Remuneration Report in the Directors’ Report are in accordance with the Corporations Act 2001, including:

(i)             giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and

(ii)          complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2.               There are reasonable grounds to believe that the company and the controlled entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and those controlled entities pursuant to ASIC Class Order 98/1418.

3.               The directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

In accordance with a resolution of the directors, dated at Melbourne, this 24th day of August 2005.

CHRIS ROBERTS	KEN MACKENZIE
CHAIRMAN	MANAGING DIRECTOR
AND CHIEF EXECUTIVE OFFICER

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AMCOR LIMITED

Scope

The Financial Report and Directors’ Responsibility

The Financial Report comprises the Statements of Financial Position, Statements of Financial Performance, Statements of Cash Flows, accompanying notes to the financial statements, the disclosures made by Amcor Limited (the ‘company’) in accordance with the Corporations Regulations 2001 as required by AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’ in sections 3, 5, 6 and 7 of the ‘Remuneration Report’ in the Directors’ Report (‘Remuneration Disclosures’) and the Directors’ Declaration for the company and the Amcor Limited Group (the ‘consolidated entity’), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during the year.

The Remuneration Report also contains information in sections 1, 2, 4, 8, 9 and 10 not required by Accounting Standard AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’, which is not subject to our audit.

The directors of the company are responsible for the preparation and true and fair presentation of the Financial Report and the Remuneration Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement and the Remuneration Disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the Remuneration Disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

•                  examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report; and

•                  assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit Opinion

In our opinion, the Financial Report of Amcor Limited, including the Remuneration Disclosures that are contained in sections 3, 5, 6 and 7 of the Remuneration Report in the Directors’ Report, is in accordance with:

(a)          the Corporations Act 2001, including:

(i)             giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

(ii)          complying with Accounting Standards in Australia, including AASB 1046 ‘Director and Executive Disclosures by Disclosing Entities’, and the Corporations Regulations 2001; and

(b)         other mandatory financial reporting requirements in Australia.

KPMG

P M SHANNON
PARTNER

MELBOURNE
24 AUGUST 2005

STATEMENT OF SHAREHOLDINGS

Statement pursuant to Australian Stock Exchange Limited official list requirements Holders of Amcor shares at 23 August 2005.

Amcor’s Top Twenty Shareholders	Fully Paid Ordinary Shares	Percentage of Total Shares

Westpac Custodian Nominees Limited	161,137,836	18.35
J P Morgan Nominees Australia Limited	116,450,724	13.26
National Nominees Limited	91,913,572	10.47
ANZ Nominees Limited	51,317,642	5.84
RBC Global Services Australia Nominees Pty Limited	35,696,504	4.06
Citicorp Nominees Pty Limited	32,907,353	3.75
Cogent Nominees Pty Limited	11,809,469	1.34
Queensland Investment Corporation	9,802,771	1.12
Australian Foundation Investment Company Limited	9,321,494	1.06
HSBC Custody Nominees (Australia) Limited	6,995,438	0.80
Argo Investments Limited	5,051,511	0.58
Government Superannuation Office	4,536,786	0.52
Health Super Pty Limited	4,238,741	0.48
Perpetual Trustee Company Limited	3,985,755	0.45
Sandhurst Trustees Limited	3,973,923	0.45
AMP Life Limited	3,909,249	0.45
Victorian Workcover Authority	3,204,306	0.36
PSS Board	3,178,811	0.36
UBS Private Clients Australia	2,145,085	0.24
Transport Accident Commission	2,121,972	0.24
Total	563,698,942	64.18

SUBSTANTIAL SHAREHOLDERS

Mondrian Investment Partners Ltd (formally Delaware International Advisers Limited) by notice dated 27 September 2004, has a relevant interest in 67,329,189 shares.

Maple-Brown Abbot Ltd by notice dated 3 May 2005, has a relevant interest in 61,978,779 shares.

These shares are held by several nominee companies.

DISTRIBUTION OF SHAREHOLDINGS

Fully Paid Ordinary Shares

Size of Holding	Number of Shareholders	% of Shareholders	Number of shares	% of Shares

1-1,000 shares*	55,891	45.2	27,846,404	3.2
1,001-5,000 shares	56,148	45.4	123,812,226	14.1
5,001-10,000 shares	7,696	6.2	53,724,408	6.1
10,001-100,000 shares	3,720	3.0	73,407,106	8.4
100,001 and over shares	153	0.2	599,496,190	68.2
Total	123,608	100	878,286,334	100

*Of these shareholders 1,529 held less than a marketable parcel.

Votes of shareholders are governed by Rules 43 to 48 of the company’s Constitution. In broad summary, but without prejudice to the provisions of these rules, on a show of hands every shareholder present in person shall have one vote and upon a poll every shareholder present in person or by proxy or attorney shall have one vote for every share held.

Unquoted equity securities - issued pursuant to the Amcor Employee Share/Option Plan approved by shareholders on 24 October 1985, and as amended on 20 October 1988.

Unquoted Equity Securities	Numbers of Employees Participating	Number of Securities

Partly paid ordinary shares paid to 1 cent	35	432,000
Partly paid ordinary shares paid to 5 cents	71	1,000,000
Options over ordinary shares exercisable at various prices	398	18,869,715

STATISTICAL SUMMARY

Results shown before significant items except where indicated
$ million (except where indicated)
For years ended 30 June	2005	2004	2003	2002	2001	2000

Amcor Consolidated Results
Net sales	11,099.6	10,405.9	10,709.9	7,472.4	5,667.2	5,737.2
Operating profit before interest & tax	710.6	703.5	721.6	567.9	508.0	547.1
Operating profit before tax	573.4	571.3	575.3	446.4	367.0	416.4
Net operating profit	443.0	440.3	431.4	316.9	241.1	277.0
Net operating profit/(loss) after significant items	173.2	345.7	361.3	851.7	282.4	290.9
Earnings per share(1) (cents)	44.5	44.7	45.3	42.1	38.0	43.9
Return on average shareholders’ equity(% p.a.)	9.7	9.4	9.8	12.1	11.7	11.1
Dividend and distribution	351.3	332.7	305.2	242.6	179.1	237.9
Dividend per ordinary share (cents)	34.0	32.0	30.0	28.0	28.0	38.0
Dividend franking (% p.a.)	25.0	40.0	45.0	50.0	50.0	27.5
Dividend cover (times)	1.31	1.38	1.50	1.31	1.35	1.16

Financial Ratios:
Net tangible asset backing per share ($)	2.50	2.52	2.68	4.07	2.62	2.41
Net PBITA interest cover* (times)	4.4	4.5	4.3	3.9	3.9	4.5
Gearing (net debt/net debt & shareholders’ equity)** (%)	37	36	33	(6)	46	43

* all hybrids treated as debt

** convertible notes treated as debt

Financial Statistics:
Income from dividends and interest	21.5	13.8	11.0	17.2	16.9	15.4
Depreciation and amortisation provided during year	582.8	603.8	607.2	341.1	240.3	242.5
Net interest	137.2	132.2	146.3	114.1	133.2	125.2
Cash flow from operations(2)	982.7	979.7	964.5	725.8	525.9	550.0
Capital expenditure & acquisitions	604.6	1,086.0	832.2	392.5	932.7	430.6

Balance Sheet Data as at 30 June:
Current assets	3,336.8	3,052.0	2,950.5	4,591.1	2,683.4	1,749.0
Non-current assets	6,562.1	7,234.4	6,611.8	4,250.9	4,342.3	3,206.7
Total Assets	9,898.9	10,286.4	9,562.3	8,842.0	7,025.7	4,955.7
Current liabilities	3,093.9	2,976.7	3,025.7	2,128.8	2,086.9	1,386.3
Non-current liabilities	2,442.4	2,602.1	1,900.8	2,146.3	2,369.1	1,712.4
Total Liabilities	5,536.3	5,578.8	4,926.5	4,275.1	4,456.0	3,098.7
Net Assets	4,362.6	4,707.6	4,635.8	4,566.9	2,569.7	1,857.0

Shareholders’ Equity
Share capital	3,348.1	3,351.9	3,135.3	2,972.8	1,401.6	971.9
Reserves	(510.9)	(349.2)	(210.8)	73.3	232.5	288.1
Retained profits	1,446.9	1,614.3	1,515.3	1,348.6	726.4	513.1

Shareholders’ equity attributable to parent entity	4,284.1	4,617.0	4,439.8	4,394.7	2,360.5	1,773.1
Minority interests in controlled entities	78.5	90.6	196.0	172.2	209.2	83.9
Total Shareholders’ Equity	4,362.6	4,707.6	4,635.8	4,566.9	2,569.7	1,857.0

Other Data as at 30 June:
Fully - paid shares (000)	878,183	877,950	848,224	822,601	633,192	624,075
Convertible securities - number of shares (000)	140,763	139,546	140,563	144,117	131,069	67,476
Amcor share price
• year’s high ($)	7.90	9.13	8.93	9.10	6.84	8.66
• year’s low ($)	6.26	6.52	7.68	5.69	5.04	4.79	#
• close ($)	6.70	6.97	8.12	8.24	6.62	5.84	#
Market capitalisation	5,883.8	7,091.9	8,029.0	7,965.8	5,059.4	4,038.7
Employee numbers	27,243	29,100	28,600	23,600	23,300	17,500
Number of shareholders	125,936	135,100	121,600	113,700	110,700	110,600

# Post PaperlinX Limited demerger

(1) Based on net operating profit before significant items, divided by the weighted average number of shares on issue.

(2) Operating profit before tax and significant items, plus depreciation and other non-cash provisions, less income tax.

INVESTOR INFORMATION

Amcor continues to divide its Full Year Financial Report into two reports – Concise and Financial.

The Concise Report contains key information on Amcor’s businesses, performances and summarised financial data for the year. The Financial Report contains more detailed financial information. Both or either of these reports are sent to shareholders who are on record as wishing to receive a copy. These, and prior reports can also be viewed on Amcor’s website www.amcor.com

Amcor provides these reports on its website in a user-friendly format. The reports are interactive, searchable, printable, downloadable and easily emailed - or able to be viewed quickly on your computer. If shareholders find this facility satisfactory for their needs, we would appreciate them contacting the Share Registry and asking to be removed from the mailing list. Apart from lowering Amcor’s overheads, this will also help the environment by reducing paper use and wastage.

SHARE REGISTRY ENQUIRIES

Shareholders who wish to approach the Company on any matter related to their shareholding should contact Amcor’s Share Registry in Melbourne.

For enquiries within Australia call 1300 302 458 and from outside Australia call +61 3 9415 4104.

Alternatively, shareholders can contact the Share Registry –

By post to:

Amcor Share Registry

Yarra Falls, 452 Johnston Street

Abbotsford Victoria 3067

or

GPO Box 2975

Melbourne Victoria 3001 Australia

or

by fax to: +61 3 9473 2500

INTERNET FACILITIES

Amcor’s Share Registry and Amcor Investments’ PACRS and PACRS2 Registry details can be obtained from Amcor’s website – www.amcor.com. This facility provides a 24-hour service to shareholders, enabling access to information such as current holding balances, TFN notification, dividend history, choice about receipt of reports, historical price information and graphs of the share price against market indices. This information can be accessed by clicking on ‘Investor Information’ in the main menu then choosing Shareholders > Internet Share Registry. You will need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), your family name and postcode.

Changes to your shareholder details, such as a change of name or address, or notification of your tax file number, direct credit of dividend advice or Dividend Reinvestment Plan preferences, can be made by printing out any forms you need, filling them in and sending the changes to Amcor’s Share Registry.

CHANGE OF ADDRESS

Issuer sponsored shareholders should notify Amcor’s Share Registry immediately of any change to their registered address in writing, signed by the shareholder/s. Shareholders should quote their previous address and Securityholder Reference Number. CHESS uncertificated shareholders should advise their sponsoring broker or non-broker participant. Forms for this service are available from Amcor’s Share Registry or from the Amcor website.

DIVIDENDS

The company normally pays dividends in April and October. Shareholders should retain all remittance advices relating to dividend payments for tax purposes.

The following options are available to shareholders regarding payment of dividends:

1) By cheque payable to the shareholder

Lost or stolen cheques should be reported, in writing, immediately to Amcor’s Share Registry to enable a “stop payment” and replacement.

2) By direct deposit to an Australian bank, building society or credit union account

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Forms for this service are available from Amcor’s Share Registry or from Amcor’s website.

3) Dividend Reinvestment Plan (DRP)

The DRP provides shareholders with the option of investing their dividends in additional Amcor shares, while retaining the benefits of dividend franking. Shares acquired under the DRP rank equally with existing fully paid ordinary shares and will be provided to participants with no discount at a price equivalent to the arithmetic average of the daily weighted average market price of Amcor shares sold on the ASX during a period of nine business days after the record date for the relevant dividend. That period begins on the second business day after the record date and ends on the tenth business day.

Due to legal constraints which apply, securityholders who reside in certain countries, will not be able to participate in the DRP and will receive dividends in cash.

A booklet containing full details of the DRP and a DRP election form are available on request from Amcor’s Share Registry. The DRP election form and booklet are also available from Amcor’s website in PDF format.

TAX FILE NUMBERS

Amcor is required to withhold tax at the rate of 48.5% on any unfranked component of a dividend or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form.

Investors are not required by law to provide their TFN and can choose whether or not they wish to do so.

STOCK EXCHANGE LISTINGS

Amcor shares are listed on the Australian and New Zealand Stock Exchanges. All shares are recorded on the principal share register of Amcor Limited, located in Victoria, Australia. Amcor Investments (New Zealand) Ltd PACRS and PACRS2 convertible securities are listed on the Australian Stock Exchange and the USD Convertible Unsecured Notes are listed on the NASDAQ Smallcap Market in the US. Amcor Limited’s Eurobonds are listed on the London Stock Exchange.

AMERICAN DEPOSITORY RECEIPTS

Amcor shares are traded in the form of American Depository Shares (ADSs) evidenced by American Depository Receipts (ADRs) on the NASDAQ National Market System in the US. Each ADS traded represents four Amcor ordinary shares. Information about ADRs is available from the depository, JPMorgan Chase Bank and via the internet on www.ADR.com.

AMCOR PUBLICATIONS

The Company’s Full Year Financial Report is the main source of information for investors and is mailed to shareholders in late September.

Other publications issued during the year are:

1) The Chairman’s Address to the Annual General Meeting, which is mailed to shareholders in November. This includes the first quarter results.

2) The Half Year Financial Report reviewing the company’s performance for the six months to 31 December, is mailed to shareholders in March.

3) The Third Quarter Financial Report, reviewing the nine months of trading to 31 March, is mailed to shareholders in April.

All these publications, and many others which may also be of interest, such as Sustainability and Community reports, are also available from the company’s website.

SENIOR MANAGEMENT AND CORPORATE DIRECTORY

Website: www.amcor.com

Email: head.office@amcor.com.au

AMCOR LIMITED

CORPORATE HEAD OFFICE

679 Victoria Street

Abbotsford Victoria 3067

Australia

Telephone: +61 3 9226 9000

Facsimile: +61 3 9226 9050

Ken MacKenzie

Managing Director and

Chief Executive Officer

AMCOR AUSTRALASIA

971 Burke Road

Camberwell Victoria 3124

Australia

Telephone: +61 3 9811 7111

Facsimile: +61 3 9811 7171

Louis (Lou) Lachal

Managing Director

AMCOR ASIA

17 Senoko Loop

Woodlands East Industrial Estate

Singapore 758151

Telephone: +65 6756 1088

Facsimile: +65 6756 1087

Billy Chan

Managing Director

AMCOR FLEXIBLES

Brighouse Court

Barnett Way, Barnwood

Gloucester GL4 3RT

United Kingdom

Telephone: +44 1452 634100

Facsimile: +44 1452 634150

Graham James

Managing Director

AMCOR PET PACKAGING

935 Technology Drive, Suite 100

Ann Arbor Michigan 48108

United States of America

Telephone: +1 734 428 9741

Facsimile: +1 734 302 2298

William Long

President

AMCOR SUNCLIPSE

6600 Valley View Street

Buena Park California 90620

United States of America

Telephone: +1 714 562 6000

Facsimile: +1 714 562 6059

Eric Bloom

President and

Chief Executive Officer

AMCOR RENTSCH EUROPE

Industriestrasse West 6

CH-4613 Rickenbach

Switzerland

Telephone: +41 62 209 0111

Facsimile: +41 62 209 0112

Jerzy Czubak

Group Managing Director

AMCOR WHITE CAP

Hansastraße 4

D-30419 Hannover

Germany

Telephone: +49 (0) 511 7905 4501

Facsimile: +49 (0) 511 7905 4511

Peter Konieczny

President

BERICAP NORTH AMERICA

835 Syscon Court

Burlington, Ontario L7L 6C5

Canada

Telephone: +1 905 634 2248

Facsimile: +1 905 634 7780

Scott Ambrose

Chief Operating Officer

CORPORATE EXECUTIVES

Peter Day	Executive General Manager Finance

Ron Delia	Executive General Manager
Operations Development

Julie McPherson	Company Secretary and
Group General Counsel

John Murray	Executive General Manager
Corporate Affairs

Ian Wilson	Strategic Development Director

Peter Wilson	Executive General Manager
Human Resources and Operating Risk

SHARE REGISTRY

Amcor Share Registry

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067 Australia

Postal address:

GPO Box 2975

Melbourne Victoria 3001 Australia

Telephone: 1300 302 458 (within Australia)

Telephone: +61 3 9415 4104 (outside Australia)

Facsimile: +61 3 9473 2500

Email: web.queries@computershare.com.au

FINANCIAL CALENDAR

FINANCIAL CALENDAR 2005/06

Financial Full Year Ends	30 June 2005

Announcement of Full Year result	24 August 2005

Ex Dividend date for Final Dividend	2 September 2005

Record date for Final Dividend	8 September 2005

Final Dividend Payment Date	28 September 2005

Ex Date for Convertible Note Interest Payments	10 October 2005

Record Date for PACRS1 and PACRS2 Interest Payments	14 October 2005

Annual General Meeting (Grand Hyatt, Melbourne)	27 October 2005

Chairman’s Address to AGM mailed	Mid November 2005

Financial Half Year ends	31 December 2005

Announcement of Interim (Half Year) results	16 February 2006

Ex Dividend date for Interim Dividend	Late February 2006

Half Year Financial Report mailed	Early March 2006

Record date for interim dividend	Early March 2006

Interim dividend payment date	Late March 2006

Ex date for Convertible Notes Interest Payments	Early April 2006

Record date for PACRS1 & PACRS2 Interest Payments	Mid April 2006

Third Quarter Result Announced	Late April 2006

Third Quarter Financial Report mailed	Late April 2006

Financial Full Year Ends	30 June 2006

Please visit our website to view this calendar. It is updated on a regular basis as soon as dates are confirmed.

INTEREST PAYABLE ON CONVERTIBLE SECURITIES AND NOTES:

•                  Amcor Investments (New Zealand) Limited 8.5733% Perpetual Amcor Convertible Reset Securities (PACRS), 31 October and 30 April subject to reset or conversion on or before 30 April 2006.

•                  Amcor Investments (New Zealand) Limited 8.57% Perpetual Amcor Convertible Reset Securities (PACRS2), 31 October and 30 April subject to reset or conversion on or before 30 April 2007.

•                  1997 7.25% US dollar undated subordinated convertible notes, 19 May and 19 November each year subject to final conversion date of 18 November 2006.

Printed on recycled paper

Designed and produced by Perspexa

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ JULIE McPHERSON
JULIE McPHERSON
(Company Secretary / Group General Counsel)

Date  23/09/2005